Exhibit 99.2

Ferroglobe PLC

Annual Report and Accounts 2019

Company Registration No. 09425113

Ferroglobe PLC

Annual Report and Financial Statements

Year ended 31 December 2019

Ferroglobe PLC

Annual report and financial statements 2019

Ferroglobe PLC

GLOSSARY AND DEFINITIONS

          Unless the context requires otherwise, the following definitions apply throughout this U.K. Annual Report (including the Appendix, save as set out below):

"2019"	the financial year ended 31 December 2019;
"2018"	the financial year ended 31 December 2018;
"2020 AGM"	the Annual General Meeting of the Company, to be held in 2020;
"2019 Form 20-F"	the Company's Form 20-F for the fiscal year ended 31 December 2019;
"ABL RCF"

The Credit and Security Agreement for a new $100 million North American asset-based revolving credit facility dated as of 11 October, 2019, entered into between Globe and QSIP Canada ULC, as borrowers, and PNC Bank, N.A., as lender;

"ABL Revolver"	credit available under the ABL RCF;
"Adjusted EBITDA"

earnings before interest, tax, depreciation and amortisation, adjusted in accordance with Company's adjustments announced as part of its earnings reports. Alternative Performance Measures are reconciled at Appendix 1;

"Alternative Performance Measures"	the non-IFRS financial metrics reconciled at Appendix 1;
"Aon"	Aon Plc;
"ARA"	these annual report and accounts for the financial year ended 31 December 2019;
"Articles"	the Articles of Association of the Company, from time to time;
"Auditor"	Deloitte LLP, the Company's independent U.K. statutory auditor;
"Aurinka"	Aurinka Photovoltaic Group, S.L.;
"Blue Power"	Blue Power Corporation, S.L.;
"Board"	the Company's board of directors;
"Business Combination"	the business combination of Globe and FerroAtlántica as the Company's wholly owned subsidiaries on 23 December 2015;
"Business Combination Agreement"	the definitive transaction agreement entered into on 23 February 2015 (as amended and restated on 5 May 2015) by, among others, the Company, Grupo VM, FerroAtlántica and Globe;
"Capital"	net debt plus total equity. Alternative Performance Measures are reconciled at Appendix 1;
"CEO", "Chief Executive Officer" or "Chief Executive"	the Chief Executive Officer of the Company, or where the context requires, of the relevant company or organization;

"Companies Act"	the U.K. Companies Act 2006;
"Company" or "Ferroglobe"

Ferroglobe PLC, a company incorporated in England and Wales with registered number 09425113 and whose registered office is at 5 Fleet Place, London EC4M 7RD, United Kingdom or, where the context requires, the Group;

"Consolidated Financial Statements"	(save in the supplemental attachment when it will have the meaning given below) these consolidated financial statements for the year ended 31 December 2019
"Compensation Committee"	the compensation committee of the Company;
"EBITDA"	earnings before interest, tax, depreciation and amortisation;
"EIP"	the Ferroglobe PLC Equity Incentive Plan, adopted by the Board on 29 May 2016 and approved by shareholders on 29 June 2016;
"EU"	the European Union;
"Exchange Act"	the U.S. Securities Exchange Act of 1934 (as amended);
"Executive Chairman"	the executive chairman of the Company;
"Executive Directors" or "Executives"	the executive directors of the Company;
"FerroAtlántica" or "Grupo FerroAtlántica" or "Predecessor"	Grupo FerroAtlántica, S.A.U. a joint stock company organised under the laws of Spain, including (where the context so requires), its subsidiaries and subsidiary undertakings;
"Free cash-flow"	operating cash-flow less property, plant and equipment cash flows. Alternative Performance Measures are reconciled at Appendix 1;
"Globe" or "GSM"	Globe Specialty Metals, Inc., a Delaware corporation, including (whether the context requires) its subsidiaries and subsidiary undertakings;
"Group"	the Company and its subsidiaries;
"Grupo VM"	Grupo Villar Mir, S.A.U.;
"IASB"	International Accounting Standards Board;
"IFRS"	International Financial Reporting Standards;
"Indenture"

the indenture, dated as of 15 February 2017, among Ferroglobe and Globe as co-issuers, certain subsidiaries of Ferroglobe as guarantors, and Wilmington Trust, National Association as trustee, registrar, transfer agent and paying agent;

"KPI"	key performance indicator;

"LIBOR"	the basic rate of interest payable in respect of the drawn amount of the ABL Revolver, interest under which is to be paid at the rate of LIBOR plus the applicable margin;
"NASDAQ"	the NASDAQ Global Select Market;
"NASDAQ Rules"	the NASDAQ Stock Market Rules;
"Net debt"	bank borrowings, debt instruments, obligations under finance leases, and other financial liabilities, less cash and cash equivalents. Alternative Performance Measures are reconciled at Appendix 1;
"Non-Executive Directors" or "NEDs"	the non-executive directors of the Company;
"Notes"	$350,000,000 aggregate principal amount of Senior Notes due 2022;
"Note"	A note to the Consolidated Financial Statements;
"Ordinary Shares"	the ordinary shares of $0.01 each in the capital of the Company;
"Policy"	the directors' remuneration policy in force from time to time;
"Revolving Credit Facility Agreement" or "RCF"

the credit agreement, dated 27 February 2018, as amended on or about 31 October 2018 and 22 February 2019 among Ferroglobe PLC, as Borrower, certain subsidiaries of Ferroglobe PLC from time to time party thereto as guarantors, the financial institutions from time to time party thereto as lenders, PNC Bank, National Association, as administrative agent, issuing lender and swing loan lender, PNC Capital Markets LLC, Citizens Bank, National Association and BMO Capital Markets Corp., as joint legal arrangers and bookrunners, Citizens Bank, National Association, as syndication agent, and BMO Capital Markets Corp., as documentation agent, as amended from time to time;

"Revolving Credit Facility"	borrowings available under the RCF;
"SHA"	the amended and restated shareholders agreement between Group VM and the Company dated 22 November 2017, as amended on 23 January 2018;
"SEC"	the U.S. Securities and Exchange Commission;
"SOX"	the U.S. Sarbanes-Oxley Act of 2002;
"SPE"

Ferrous Receivables DAC, a special purpose entity domiciled and incorporated in Ireland to which trade receivables generated by the Company's subsidiaries in the United States, Canada, Spain and France were sold;

"U.K."	the United Kingdom of Great Britain and Northern Ireland;
"U.S."	the United States of America;

"Working capital"	inventories and trade and other receivables, less trade and other payables. Alternative Performance Measures are reconciled at Appendix 1;
"$"	U.S. dollars.
In the separate attachment hereto only (and for the avoidance of doubt, not in the remainder of this U.K. Annual Report), the following phrase has the meaning given below:
"Consolidated Financial Statements"

the audited consolidated financial statements of Ferroglobe and its subsidiaries as of 31 December 2019, 2018 and 2017 and for each of the years ended 31 December 2019, 2018 and 2017, including the related notes thereto, prepared in accordance with IFRS, as filed annually on SEC Form 20-F.

Ferroglobe PLC

Report and financial statements 2019
Officers and professional advisers

Directors
J López Madrid
J M Alapont
D G Barger
B L Crockett
S E Eizenstat
M Garrido y Ruano
G Hamilton	(resigned 31 May 2020)
M Levi	(appointed 15 January 2020)
P Larrea Paguaga	(resigned 10 January 2020)
J Monzón	(resigned 13 May 2019)
P Vareille	(resigned 14 May 2019)
J Villar-Mir de Fuentes
Company Secretary
Dorcas Murray
Registered Address
5 Fleet Place
London
EC4M 7RD
Auditor
Deloitte LLP
Statutory Auditor
London

Ferroglobe PLC

Introduction

          Ferroglobe PLC is a public limited company incorporated under the laws of England and Wales under Company Number: 09425113. With its operational headquarters in Madrid, Spain, Ferroglobe (encompassing its subsidiaries Globe and FerroAtlántica) is a global, leading producer of silicon metals and silicon and manganese based alloys, with a geographical reach building on Globe's footprint in North America and FerroAtlántica's footprint in Europe.

          The Company was incorporated in 2015 and its Ordinary Shares are listed for trading on the NASDAQ in U.S. dollars under the symbol "GSM".

          The Company is subject to disclosure obligations in the U.S. and the U.K. While some of these disclosure requirements overlap or are otherwise similar, some differ and require distinct disclosures. Pursuant to the requirements of the Companies Act, this document includes our directors' strategic report, directors' report, remuneration report and required financial information (including our statutory accounts and statutory auditor's report for the reporting period commencing 1 January 2019 and ending 31 December 2019), which together comprise our U.K. annual reports and accounts for the period ended 31 December 2019 (the "U.K. Annual Report").

          We are also subject to the information and reporting requirements of the Exchange Act, regulations and other guidance issued by the SEC and the NASDAQ listing standards applicable to foreign private issuers. In accordance with the Exchange Act, we are required to file annual and periodic reports and other information with the SEC, including, without limitation, our 2019 Form 20-F. Certain other announcements made by the Company are furnished to the SEC on Form 6-K. Our status as a foreign private issuer requires the Company to comply with various corporate governance practices under the SOX, as well as related rules subsequently implemented by the SEC. In addition, NASDAQ Rules permit foreign private issuers to follow home country practice in lieu of the NASDAQ corporate governance standards, subject to certain exemptions and except to the extent that such exemptions would be contrary to U.S. federal securities law.

          We have provided as a separate attachment to the U.K. Annual Report extracts from the 2019 Form 20-F to assist shareholders in assessing the Group's performance and results. This attachment does not form part of the financial statements. Investors may obtain the full 2019 Form 20-F, without charge, from the SEC at the SEC's website at www.sec.gov or from our website at www.ferroglobe.com. Unless expressly stated otherwise, the information on our website is not part of this U.K. Annual Report and is not incorporated by reference herein.

          The capitalised terms used throughout the U.K. Annual Report are defined in the Glossary and Definitions section of this U.K. Annual Report unless otherwise indicated. In the following text, the terms "we," "our," "the Company", "our Company" and "us" may refer, as the context requires, to Ferroglobe or collectively to Ferroglobe and its subsidiaries. Throughout the U.K. Annual Report, rounding has been applied and numbers given and totals aggregated may differ in consequence.

Chairman's Letter to Shareholders

Dear shareholders

          2019 was a very challenging year for the Company. The significant market downturn which commenced in the second half of 2018 continued throughout 2019, resulting in sales of $1.6 billion and adjusted EBITDA of $(37.0) million. Disappointingly, the early signs of recovery across our end markets we saw at the beginning of 2019 failed to materialize in the second half of the year, leaving a prolonged reduction in demand, particularly in end markets such as chemicals. The rate of diminution in demand across all our product groups outpaced industry-wide supply curtailments, leading to a steady decline in prices throughout 2019. Concurrently, we were faced with relatively high input costs, increasing further the pressure on our margin.

          In response to this difficult market environment, we applied our focus to mitigating the financial impact to the Company through a combination of operational adjustments and cash generating initiatives. We successfully concluded a number of key actions to strengthen our balance sheet and bolster liquidity including right-sizing of our operating platform, refinancings, non-core divestitures and accelerating working capital improvements. We ended the year with gross debt at $481 million, compared with $428.7 million at the end of 2018, and a cash balance (including current and non-current cash and cash equivalents) of $123.2 million, compared to $217 million as at 31 December 2018. For the year as a whole, we reported an operating loss of $355.6 million and a net loss of $285.6 million.

          Given the continued headwinds and their impact on our business, we commenced work in early 2020 on the development of a new strategic plan aimed at returning the Company to profitability. Over the past eighteen months we have been faced with a number of difficult market dynamics. We must now re-assess our commercial strategy and operating footprint against the broader competitive environment to determine how best to drive sustainable profitability and recover value for our shareholders. We were delighted to welcome Marco Levi as our new Chief Executive Officer in January 2020. Marco has considerable experience of turning around multinational companies and transforming businesses and he has been leading this strategic initiative.

          We now face a new challenge in the form of the novel coronavirus and its impact on our markets globally. Our focus first and foremost has been on ensuring the well-being of our employees and we have adapted the way we operate to ensure their safety.

          In these uncertain times we were pleased to announce on 29 May 2020 that our 2019 Form 20-F had been filed with an unqualified audit opinion. The auditor's opinion in this ARA is similarly unqualified. Both opinions include a going concern explanatory paragraph attributable in part to the uncertainties arising from the COVID-19 pandemic and the limited visibility we have of its possible effect on our business and in part due to the potential of a call for redemption of the Notes on a change of control of our Company or its major shareholder, Grupo VM.

          To date, the pandemic has not had a material effect on the Company's liquidity or financial position but there is considerable uncertainity as to its effects on our markets, industry and business. We continue to monitor the situation closely, including with daily management calls, to assess its impact on our business and industries and on the geographies in which we operate. We have carried out stress testing to model the potential effects of the pandemic on our business and the extent of any mitigating actions we may need to take, including reducing our operating costs and capital expenditure. Developing a reliable estimate of the potential impact on the results of operations and cash flow has been challenging as markets and industries react to the pandemic and we have limited visibility as to its likely effects. Based on current visibility and scenario modelling, we expect the Company to have sufficient cash to continue to operate for the next twelve months even in our downside scenario.

Health and Safety

          Throughout 2019, improvements in our health and safety performance remained a priority, embedded as such in our management incentive plans. We measure our lost time injuries and their frequency rate (LTIFR) across our facilities and report our performance against these metrics at each board meeting. We aspire to meet industry benchmarks of low single figures for our LTIFR. Despite our efforts, we did not achieve the standards we strive for and this was reflected in the bonus outturn for senior management. We remain dissatisfied with our efforts and have applied new focus to improving our policies and processes in 2020, working to share best practice across our sites of operation and unifying the initiative under the newly created role of Corporate Health and Safety Manager with global responsibility and reporting directly to the Chief Operating Officer.

Performance in 2019

          The cyclical downturn experienced at the end of 2018 continued into 2019. Over the year as a whole, we saw a drop in revenue of 28%, from $2,242 million in 2018 to $1,615 million in 2019, while operating profit fell from $99 million in 2018 to an operating loss of $(355.6) million in 2019, including impairment charges of $174.0 million related to the value of goodwill with respect to the Company's U.S. and Canadian operations. There is more on the Company's performance in respect of its key performance indicators in 2019 at page 12. In the first quarter of 2019 input costs remained at high levels while volumes declined and prices and margins came under pressure in most markets. In the first quarter alone we saw a drop in revenues to $456 million from $603.5 million in the last quarter of 2018. We reacted quickly, focusing on operational adjustments and cash generating initiatives and implementing a costs savings plan across the organization. This included reductions in corporate overheads, a key technical metrics (KTM) programme to drive plant-level improvements and decreases in plant-level fixed costs. By year end we had achieved $36.6 million in savings.

          To adapt our operating footprint to the evolving market, we implemented further capacity curtailments. In the first quarter of 2019 we idled two silicon metal furnaces at our Niagara Falls, U.S. plant and one at Sabon, Spain; by the third quarter of the year, we had temporarily shut down our plant at Polokwane in South Africa and annual production capacity had been managed down from 328, 000 tonnes at the end of 2018 to 242,000 tonnes. In the third quarter we extended or brought forward further planned outages at Chateau Feuillet, Montricher and Laudun in France, at Bridgeport, Alabama, U.S. and at our joint venture facility at Becancour, Quebec, Canada. These curtailments are never easy and bring with them their own costs but were necessary.

          In the second half of the year, our focus was on the release of working capital and the continued generation of cash. In June 2019, we entered into a definitive agreement to sell FerroAtlantica S.A.U, our subsidiary in Spain which owned and operated our non-core hydro-electric operations in Galicia, Spain as well as our Cee-Dumbría ferroalloys plant. That transaction was consummated in August 2019, resulting in gross cash proceeds for the Company of $177.62 million after customary adjustments. Simultaneously with the completion of the sale, we entered into a long-term tolling agreement with FerroAtlantica under which the Company was appointed exclusive off-taker of the finished goods from the Cee-Dumbría plant. The divestiture was complex and, at a valuation multiple of around thirteen times cycle average EBITDA, represented an important milestone in our efforts to strengthen our balance sheet. Other non-core divestitures followed, including the sale of our remaining timber farms in South Africa for $8.58 million and our cored wire subsidiary in Poland, Ultracore Polska ZOO for net proceeds of $2.2 million.

          In September 2019, we announced that our operational headquarters would re-locate from London, U.K. to Madrid, Spain. This move was undertaken to reduce overhead costs but also to optimize operations, improving efficiencies by having management and key functions in a single location. The move was largely completed by the year end and the transition has been effected smoothly. As part of our cash generating initiatives, we conducted a concerted programme to release working capital, reducing inventory by $120 million in the fourth quarter.

          During the year, we completed two important refinancings that support our goal of increasing liquidity and maintaining financial flexibility. We entered into a new North American asset-based revolving credit facility of up to $100m million in October 2019, the proceeds of which were used to repay our then existing revolving credit facility. Unlike its predecessor, the new North American asset-based revolver has no leverage-based or financial ratio-based covenants and has a minimum liquidity requirement of $32.5 million, compared with $150 million under our previous facility. In December 2019, we completed a new European accounts receivable securitization facility of $150 million, of which $104 million was utilized at closing. This facility provided an additional $23.4 million of liquidity at closing and a further $31.5 million in February 2020 when we added an intermediate special purpose vehicle to the structure. As noted above, we have assessed that we have sufficient albeit limited cash to operate for the next twelve months. This is something we continue to monitor, particularly in light of the COVID-19 pandemic, and we continue to pursue additional sources of financing to increase our liquidity to fund our operations.

Board and senior management changes

          In October 2019, we announced the strengthening of our senior management team through the creation of the new role of Chief Operating Officer and the appointment of Benoist Ollivier to that position. Benoist has a profound knowledge of our business, with over twenty-five years of experience in the industry and fifteen years in senior management with the Company and its predecessors. His new role has been created to ensure greater oversight of our global platform and involves working closely with our divisional managers to set, implement and adapt our operational strategy. Benoist's expertise is deeply respected by our regional and divisional teams.

          In October 2019, we were also delighted when Beatriz García-Cos agreed to join us as our Chief Financial Officer. Beatriz's background as a senior financial professional in multinational companies, with the past seven years spent as the CFO of companies in the metals and mining sector, make her ideally placed to lead the Company's finance strategy, oversee its financial operations and provide leadership on many of the key initiatives currently underway, including those to optimize our cost structure.

          In January 2020, Marco Levi joined us as our new CEO. Marco is an exceptional leader, with over 30 years' experience in process manufacturing industries, including chemicals, plastics, rubber and paper. He has a proven track record of successful business transformations and demonstrable talent in leading global, asset-rich, materials technology companies through cyclical downturns to sustainable growth and profitability. With Marco as the latest and key addition to our C-suite, I am confident we have the leadership team we need to address the challenges and opportunities we face in the months and years ahead.

          As CEO, Marco succeeded Pedro Larrea Paguaga who stepped down in January 2020 to pursue other opportunities. The Board and I are grateful to Pedro for his commitment to the Company during his four-year tenure and the four prior years with its predecessor.

          On 2 June 2020 we announced the resignation of Greger Hamilton from our Board of Directors on 31 May 2020 and that Don Barger would not stand for re-election at the Company's 2020 AGM. Both Don and Greger have been on the Board since the Company was formed in 2015. Greger has been a key driver of the significant improvements we have seen to our control environment and Don has overseen a number of key remuneration initiatives, including the appointment of Marco Levi and Beatriz García-Cos as CEO and CFO respectively. Don also oversaw the revision of our directors' remuneration policy approved at the annual general meeting in 2019, which gained the support of over 90% of the shareholders who voted at that meeting. The Board and I are very grateful to Greger and Don for their respective contributions and wish both well for the future.

          On 4 June 2020, Bruce Crockett was appointed as Chairman of the Audit Committee, having been a member of that Committee since 2015. Bruce brings a strong financial and commercial background and significant experience of audit maters to the role. Stu Eizenstat was also appointed to the Committee on this date.

Looking Ahead

          We have set out on our journey to re-define the strategic vision and plan for the Company. The COVID-19 pandemic raises new uncertainties and risks but also possible opportunities as the global markets flex and settle. We will continue to monitor the situation closely and remain focussed on our priority of recovering value for shareholders: strengthening our balance sheet, continuing to drive down cost and generate cash, with a firm belief in the underlying value of our business and asset base, the strength of our refreshed leadership team and the unique flexibility that our global production platform provides to take advantage of market recovery as it emerges.

          I would like to finish by expressing my thanks to our loyal and hard-working employees across the Group and to our customers, suppliers and other partners for their valued contribution. I would also like to thank you, our shareholders, for your continued support.

Javier López Madrid

Executive Chairman

Strategic report

          This strategic report for the financial year to 31 December 2019 has been prepared in compliance with Section 414C of the Companies Act to provide an overview of the Group's business and strategy. It contains certain forward-looking statements. These statements are made by the directors in good faith based on the information available to them up to the time of their approval of this report and such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking information.

          For a supplementary description of our business (including our model, strategy and competitive strengths), risks associated with our business and our results of operations, see the following sections of the 2019 Form 20-F: Part I, Item 3, Section D, Risk factors; Item 4, Information on the Company; Item 5, Operating and Financial Review and Prospects; Item 7, Major Shareholders and Related Party Transactions and Item 11, Quantitative and Qualitative Disclosures About Market Risk. These sections are set out in a separate attachment to this U.K. Annual Report and do not form part of the financial statements.

Nature of the business

          Ferroglobe is a global leader in the growing silicon and specialty metals industry with an expansive geographical reach. It is one of the world's largest producers of silicon metal, silicon-based alloys and manganese-based alloys and has quartz mining activities, low-ash metallurgical quality coal mining activities and interests in hydroelectric power across the globe, with operating units in 9 countries across 5 continents.

          The Group sells its products to a diverse base of customers worldwide, including manufacturers of aluminium, silicone compounds used in the chemical industry, ductile iron, automotive parts, photovoltaic (solar) cells, electronic semiconductors and steel and are key elements in the manufacture of a wide range of industrial and consumer products. Supplies to customers are made from our production centres in North America, Europe, South America, Africa and Asia. The Group's manufacturing platform is flexible, enabling it to switch production between plants and products to enhance profitability and meet customer requirements. The Group's ownership of sources of critical raw materials also contributes to reduced operating costs. Ferroglobe recycles and sells most of the by-products generated in its production processes.

Business model and strategy

          We believe our vertically integrated business model and ownership of raw materials provides us with a cost advantage over our competitors. We are not reliant on any single supplier for our raw materials and currently own sources of these materials, which provides us with stable, long-term access to critical raw materials for our production processes and, therefore, enhances operational and financial stability.

          As part of the strategy for delivering the objectives of the Company, the Group develops new products or new specifications on a continual basis. As a consequence of these efforts, investments may be made in facilities that allow the production of new products, such as higher-grade silicon metal, solar grade silicon metal or new foundry products.

          The Group is continually pursuing growth opportunities by the acquisition of industrial facilities or companies that operate in the same sector and products and which are deemed to be potentially valuable for the Group.

          There is more information on the Group's business and organizational structure in Part I, Item 4, Information on the Company of the 2019 Form 20-F (as set out in the separate attachment to this U.K. Annual Report and not forming part of our financial statements). This, together with the information in this Strategic Report, and the Operating and Financial Review and Prospects section of the 2019 Form 20-F included in the separate attachment provides a fair review of the Company's business and its development and performance during 2019.

Key Performance Indicators ("KPIs")

          The Board considered that the most important KPIs during 2019 were those set out below. Certain of these KPIs will also be a core area of focus during 2020.

          At the corporate level, the principal KPIs that we use for measuring the overall performance of our business are:

Adjusted EBITDA
Adjusted EBITDA margin
Working capital improvement
Free cash-flow
Net Debt to Total Assets
Net Debt to Capital; and
Net Income.

          Some of these measures are also part of our compensation structure for the key executives, as follows:

  •
  Adjusted EBITDA: EBITDA, adjusted in accordance with Company's adjustments announced as part of its earnings reports.

  •
  Free cash-flow, which represents net cash provided by operating activities less payments for property, plant and equipment and, for the purposes of the Company's annual bonus plan, includes cash from divestitures.

          The following table sets out the Company's performance in respect of these financial measures in 2019.

Adjusted EBITDA	Adjusted EBITDA Margin	Working Capital Improvement	Free Cash- Flow

($m)		($m)	($m)
(29.2)	(1.8)%	(117.8)	(63.6)
(2018: 253.00	(2018: 11.1)	(2018: (76.3))	(2018: (32.4))

Net Income	Net Debt to Total Assets	Net Debt to Capital

(280.6)	20.7%	37.3%
(2018: 43.7)	(2018: 20.2%)	(2018: 32.7%)

          In addition to these financial KPIs, there are a number of non-financial performance measures which the Company uses to gauge its success. Some of these are reflected in the annual bonus objectives for senior management and are reviewed each year to ensure their continued relevance. In the financial year ended 31 December 2019, the annual bonus was subject to an underpin related to improvements in the Group's health and safety performance and a further condition relating to the Company's financial performance or condition. Further information on performance in respect of these performance measures is in the Directors Remuneration Report at page 51.

          Details of the Group's anti-bribery and corruption and environmental policies are below and details of its employment policies and greenhouse gas emissions are set out below and in the Directors' Report.

Principal risks and uncertainties

          The Company is exposed to a number of operational risks which are monitored on an ongoing basis and which are summarised in the supplementary attachment. The key financial risks related to credit risk and liquidity risk are highlighted in Note 27.

Employees

          As at 31 December 2019, the Group had:

  •
  9 directors, all of whom are male;

  •
  345 senior managers, of whom 281 are male and 64 are female; and

  •
  3,383 employees (including the senior managers and 2 of the directors above), of whom 3,058 are male and 325 are female.

Environment and other social matters

          Ferroglobe is committed to conducting its business in compliance with all applicable laws and regulations in a manner that has the highest regard for human rights, the environment and the health and safety and well-being of employees and the general public. During the year under review the Group's employees were each asked to re-confirm in writing their commitment to the Company's Code of Conduct which emphasizes the Group's commitment to the highest standards of integrity, ethical behavior, transparency, safety and corporate citizenship. The Code of Conduct incorporates the Group's key policies on matters including whistleblowing, anti-bribery and corruption, environmental impacts, health and safety and respect in the workplace and the conduct of national and international trade.

Section 172 (1) Statement

          This section of the U.K. Companies Act sets out a number of matters to which directors of a U.K. company must have regard in discharging their duty to promote the success of the Company. As of this year, the strategic report must include a statement which describes how the directors have had regard to those matters when performing their duties. The Board welcomes this opportunity to throw more light on its governance structures and on how input from its stakeholders has informed and shaped its decision-making. In 2019 the Board exercised all their duties with regard to these and other factors as they reviewed and considered proposals from senior management and governed the Company through the Board and its Committees.

          The factors which the directors must take account of can be summarised as:

  •
  the consequences of any decision in the long term

  •
  taking account of the interests of the Company's employees and fostering business relationships with customers, suppliers and other relevant stakeholders, such as regulatory bodies, governments and local authorities

  •
  the impact of operations on the community and the environment

  •
  maintaining a high standard of business conduct

  •
  acting fairly between its members

          In order to take account of these factors, the Board must be informed as to them. This takes place directly and indirectly, through collaborative working with management and direct and indirect feedback, as illustrated below. The Company's internal control framework, including the Company's Sarbanes Oxley controls, and the work of the Internal Audit team assists in providing assurance to the Board on the information made available to it.

The consequences of any decision in the long-term

          The governance structures of the Company include delegation of certain responsibilities of the Board to its key Committee and delegation of the Board's authority for the executive management of the Company to its executive team, subject to clearly defined limits and regular monitoring by the Board and subject also to the reservation to the Board of any matter not expressly delegated in this way.

          The Executives bring their annual plan to the Board for approval each year. This includes forecasts, expected revenues, costs and major expenditure and projects for the year ahead. Each year the Board also takes a day out of its board calendar to consider, with the majority of the management team, the Company's strategic plan. In 2019 this strategy day was held in June. Throughout the year, the Board has received a number of reports on the Company's capital structure and financing arrangements. Reports were made regularly to the Board by the EVPs and VPs of each function and region on their area of responsibility, their performance, priorities and key decisions and risks for the immediate future and medium term, giving assurance that proper consideration is made to the longer-term in decision making throughout the business.

          One example of the way in which the consequences of a decision for the longer term have been taken into account by the Board is in relation to the relocation of the Company's management headquarters to Madrid in 2019. Several analyses were presented by management during the course of the year, detailing the implications for the Company and for its key stakeholders, including its employees in London, where the headquarters were then based, and in Madrid. Factors taken into account by the Board included the operational and organisational benefits of having the majority of the Company's senior managers and key functions in one location, the relative costs of employment and premises in London and Madrid, the potential loss of key employees, the availability of talent in each location with the necessary skills and experience to serve the Company's needs in the short, medium and longer term, investor reaction, the tax consequences of moving location, ensuring a seamless transition and the potential complexity of headquartering a U.K. plc listed in the U.S.A. in a third country, Spain. Ultimately the Board decided that the long-term interests of the Company were best served through prioritisation of operational and organisational efficiency and embedding a strong and consistent culture within the organisation. This was seen as key to secure the success of the Company for the longer term and in the best interests of the Company's stakeholders. The Board therefore determined to re-locate management to Madrid but declined, at present, to move the Company's residency in order to minimise complexity. The Board will keep this aspect of its decision under review.

Staying informed on employee, customer, supplier, investor and other key stakeholders' views

          Our relationships with those who work for the Company and with the Company are key to our success. The Board stays up to date with views of our employees through a number of means: key members of the management team, including the VP Human Resources, usually attend the management presentation made at each Board meeting when their input is regularly solicited. They are also normally invited to dinners with the Board to allow the dialogue to continue in a less formal setting. Directors have to date had an annual schedule of visits to our facilities which enable them to spend time with our people on the ground and receive their direct feedback. In 2019 one output of these site visits has led to an increased focus at Board level on the importance of driving a unified brand and culture for Ferroglobe. In November 2019 we held one of our scheduled Board meetings in Chambéry, France which gave the Board and our French plant managers an opportunity to meet, get to know one another and exchange views. There are other channels through which the Board or its Committees receives reports on employee views: these include the VP Human Resources' normal attendance at Compensation Committee meetings and his annual report on pay and conditions across the Group; and the confidential whistleblowing hotline, reports to which are in turn reported to the Audit Committee at its scheduled meetings. In 2020 the CEO commenced town hall meetings, face to face and virtually, with employees across the Group to keep them updated on our financial and operational performance and employees are encouraged to raise questions as part of those sessions.

          We build strong relationships with our customer and suppliers, including our joint venture partners, spending a lot of time with them to best understand their goals and how to develop our business in our respective interests. The Board is aware that many of our relationships are long-term and depend on mutual trust and collaboration. The Board gets feedback on customer and supplier issues on a regular basis: through the input of the EVP Sales and Marketing and VP Supply Chain Management who normally attend management presentations in the scheduled Board meetings and through presentations each has made to the Board in late 2018 and 2019 on their areas of responsibility, priorities and challenges.

          The Board is aware that the Company relies on the support of its shareholders and their views are important to it. The Board's interactions with these stakeholders take place through a variety of channels. The Company's major shareholder, Grupo VM, has three representative directors on the Board through whom views and input can be provided or sought. The Board receives feedback from other shareholders and the investment community through the Company's quarterly results presentations and one to one meetings of the Executive Directors. The EVP Investor Relations is a regular attendee at Board meetings and shares themes or commentary made to the Executives and management by the Company's investors and certain other stakeholders. Shareholders have the opportunity to attend the general meetings of the Company, including the AGM, and put questions to directors formally at the meeting and in a more relaxed environment before and afterwards. The Company also maintains an investor relations email address on its corporate website, questions posed to which are directed to its EVP Investor Relations and Company Secretary and, where relevant, would then be raised by them with the Executive Directors or the Board.

Engaging with community and the environment

          We engage with communities, government and regulators in the areas and countries in which we operate through a range of industry consultations, trade or industry bodies, conferences, forums and meetings. In 2019, examples of matters discussed included the proposed divestiture of FerroAtlantica S. A.U. on which we held a regular dialogue with the local authorities in Galicia, Spain. In prior years we have engaged with local charities and community groups. In 2019 we held an open day at our plant at Mo I Rana in Norway to allow local residents to view the facility and, in South Africa, the Mahale Community Forum visited our plant at Polokwane to see how quartz mined on their tribal lands is used in our production processes. We would also routinely consult with the local, regional and sometimes central governments and their agencies on the proposed idling of our production facilities. These matters are reported to the Board, which is kept updated on the status of these discussions and their progress.

          We recognise that our business has an impact on the environment and work with relevant authorities and industry experts to manage and minimise that impact. The Audit Committee of the Board receives regular updates on any allegations of non-compliance by the business with environmental laws and regulations, such as the allegations of violations of clean air legislation in the U.S.A. made by the U.S. Department of Justice in relation to the operations and construction of our Beverly facility. There is more on this in Note 24.

          There is more on our environmental impact on pages 19 to 21.

Maintaining a high standard of business conduct

          On behalf of the Company, the Board has adopted a number of policies which articulate the Company and the Board's commitment to the highest standards of integrity, ethical behaviour, transparency, safety and corporate citizenship. These include, as their mainstay, the Company's code of conduct which sets out the Company's policies on bribery and corruption, whistleblowing, conflicts of interest and political and charitable contributions, as well as the importance of safeguarding the wellbeing of its employees and protecting its resources. The Code of Conduct is supported by further policies on whistleblowing, data protection and statements on trade compliance, tax and modern slavery. The Board has also adopted a corporate governance policy to protect the interests of minority shareholders (on which there is more on page 16 below).

          The Code of Conduct is reviewed regularly and every employee of the Company and all of its Board members are asked to confirm their personal commitment to the Code on joining the Company and to re-confirm it annually thereafter. Employees have the opportunity to report suspected breaches of the Code, for which purpose a secure and confidential hotline has been established run by an independent third party. Allegations of breaches of the Code are normally reported to the Audit Committee at each of its scheduled meetings and regular updates on the status of follow-up actions and outcomes given. As stated above, the Audit Committee also receives regular updates on any allegations of non-compliance of the business with environmental and other laws and regulations.

Acting fairly between members

          A significant number of the Company's shares are held by Grupo VM, its major shareholder. The Company has a number of checks and balances in place throughout the Company's governance framework to ensure that the interests of the majority and the minority shareholders are respected and the Board is very cognisant of its duties in this regard. These checks and balances include:

  •
  the Company's shareholders agreement with Grupo VM which regulates Board appointments, including those nominated by Grupo VM, Grupo VM's rights to transfer and pledge its shares, its pre-emption rights and standstill obligations and the confidentiality agreement with Grupo VM which regulates the use, disclosure and security of confidential information shared with Grupo VM or its representatives;

  •
  the Company's Articles of Association which, among other things, require the approval of a majority of independent directors to any agreement or arrangement between the Company and Grupo VM,

  •
  the Board's corporate governance policy first adopted in October 2017 under which the Board commits to maintain a majority of independent directors on the Board. This policy is reviewed by the Board at least every eighteen months;

  •
  the workings and functions of the Board's key Audit and Compensation Committees, which are made up exclusively of independent Board directors;

  •
  the Company's related parties' policy which stipulates how and in what way proposed related party transactions are to be submitted for consideration and approval by the Audit

    Committee of the Board and the Company's register of related party transactions which is submitted to each scheduled meeting of the Audit Committee;

  •
  the presence of three directors on the Board who were nominated by Grupo VM.

          The Group Company Secretary has primary responsibility — with the Chief Legal Officer — for advising the Board on its duties and on the Company's governance framework and normally attends all meetings of the Board and its Committees.

          The Strategic Report for the financial period ended 31 December 2019 has been reviewed and approved by the Board on 5 June 2020.

Dr. Marco Levi

Director

Directors' report

          The Directors present their report and the audited financial statements of the Group and Company for the year ended 31 December 2019.

          The Directors' Report comprises these pages 18 to 24 and the other sections and pages of the Annual Report cross-referred below which are incorporated by reference.

          As permitted by legislation, certain disclosures normally included in the Directors' Report have instead been integrated into the Strategic Report (pages 11 to 17). These disclosures include information relating to the Group's principal risks and uncertainties.

Directors

          The directors of the Company, who held office at any time during the year to 31 December 2019, were as follows:

Javier López Madrid	Director and Executive Chairman
José María Alapont	Non-Executive Director
Donald G. Barger, Jr.	Non-Executive Director
Bruce L. Crockett	Non-Executive Director
Stuart E. Eizenstat	Non-Executive Director
Manuel Garrido y Ruano	Non-Executive Director
Greger Hamilton	Non-Executive Director
Pedro Larrea Paguaga	Director and Chief Executive Officer
Javier Monzón	Non-Executive Director
Pierre Vareille	Non-Executive Director
Juan Villar-Mir de Fuentes	Non-Executive Director

          Messrs Javier Monzón and Pierre Vareille resigned from the Board on 13 and 14 May 2019, respectively.

          On 10 January 2020, Mr Pedro Larrea Paguaga left the employment of the Company and its Board. On the same date, Dr. Marco Levi was appointed as CEO of the Company and on 15 January 2020 he was appointed to the Board.

          On 31 May 2020 Greger Hamilton resigned from the Board. Donald Barger has announced his intention to step down from the Board at the conclusion of the 2020 AGM.

          The biographies of our directors as at the date of this report are set out on pages 25 to 28. Details of the directors standing for election or re-election at our 2020 AGM will be set out in the notice of that meeting.

Directors' indemnities

          As required by the Articles, each director is indemnified in connection with his role as a director, to the extent permitted by law. As permitted by the Articles, the Company has purchased and maintained throughout the year under review directors' and officers' liability insurance.

Share repurchases

          The Company has not acquired any of its own shares during the year ended 31 December 2019.

          During the year under review the Company disposed of 8,040 shares held by it in treasury. These shares were transferred to employees in satisfaction of the Company's obligations on the vesting of two conditional share awards granted in 2016 under the EIP and vesting on 5 December 2019. No further consideration was received for the transfer of these shares.

Dividends

          The Company has not declared any dividends during the year under review.

Political donations

          During the year under review the Company has not made any political donations, incurred any political expenditure or made any contributions to an EU or non-EU political party.

Employee policies

          Ferroglobe has a culture of continuous improvement through investment in people at all levels within the organisation. Its Code of Conduct ("Code"), which applies to all directors and to employees of the Group, sets out Ferroglobe's commitment to protecting, respecting and supporting its workforce. The Code was revised in 2017 to bring together Ferroglobe's policies on key ethical, behavioural and compliance matters. Its roll-out across the Group globally was initiated in autumn 2017, supported by mandatory training for all employees. In 2018 and 2019, Group personnel were requested to re-certify their knowledge of and continued compliance with the Code. The adoption and further promulgation of the Code is consistent with our evolution to an organization with an integrated approach to human relations policies across the five continents in which the Group operates.

          Those key policies include:

  •
  Health and safety, where Ferroglobe places high value on the well-being of all personnel and is committed to providing a healthy and safe working environment;

  •
  Respect in the workplace, promoting equality and diversity, rejecting harassment and bullying and supporting work-life balance.

  •
  Striving to conduct operations in a way that respects the human rights of personnel, suppliers and others with whom Ferroglobe works, including local communities;

  •
  Encouraging the reporting of wrongdoing or of any suspicions or concerns as to wrongdoing, any of which can be raised in confidence through the whistleblowing hotline which Ferroglobe has established in all countries in which it operates where it is lawful to do so.

          Ferroglobe is committed to providing equal opportunities for all Group personnel and to creating an inclusive workforce by promoting employment equality. This includes pursuing equality and diversity in all its employment activities, including recruitment, training, career development and promotion and ensuring there is no bias or discrimination in the treatment of people. Ferroglobe opposes all forms of unlawful or unfair discrimination on the grounds of race, age, nationality, religion, ethnic or national origin, sexual orientation, gender or gender reassignment, marital status or disability. Wherever possible, vacancies are filled from within Ferroglobe and efforts are made to create opportunities for internal promotion.

Greenhouse gas emissions

          The UK Companies Act 2006 (Strategic Report and Directors' Reports) Regulations 2013 requires UK-based quoted companies to report global greenhouse gas ("GHG") emissions data in the Annual Report and Accounts. Comparison year data for 2017, 2018 and 2019 is included in Table 2 in this report. As in 2017-2018, the 2019 GHG inventory was prepared in accordance with the Ferroglobe PLC Greenhouse Gas Inventory Management Plan (2017), prepared in consultation with ERM Group, Inc. and its UK affiliate (the "IMP").

          The Company has selected the Operational Control approach and criteria as the basis for reporting GHG emissions data, defining "Operational Control" to encompass facilities the Group owns and operates, facilities it leases and operates, and joint venture facilities it operates. All facilities within Ferroglobe's Operational Control that are material to its Group-wide GHG emission inventory are included in reported figures. This approach means that the operations for which emissions are reported are substantially coextensive with operations comprised by Ferroglobe's consolidated financial reporting. The Company does not have responsibility for any emission sources that are not included in its financial reporting.

          Table 1 sets forth the Company's consolidated greenhouse gas emissions expressed in metric tonnes of carbon dioxide equivalent (CO2e). The figures reported below include all material direct (Scope 1) and indirect (Scope 2) emission sources for facilities within the Company's Operational Control. Principal sources of Scope 1 emissions from operations at, or Scope 2 emissions imputed to, Ferroglobe-controlled facilities include:

  •
  Electricity purchased or produced by Ferroglobe facilities

  •
  Fuels purchased for consumption in stationary sources on-site at Ferroglobe facilities (e.g., natural gas, diesel, LPG)

  •
  Fuels purchased for consumption in mobile sources owned and operated by Ferroglobe

  •
  Process emissions associated with electric arc furnaces used for the production of silicon metal and ferroalloys.

  Table 1. Company-wide Scope 1 and Scope 2 Emissions for 2019

          Global GHG emissions data for period 1 January 2018 to 31 December 2019

Emissions From:	Tonnes of CO2e

Combustion of fuel and operation of facilities	2,490,210	*
Electricity, heat, steam and cooling purchased for own use	1,929,965
Company's chosen intensity measurement:
Emissions reported above normalized to per tonne of product output	4.99

*
In line with DEFRA Guidance, 944.997 tonnes of CO2e are not included in the above table, due to being biogenic in nature.

  Table 2. Company-wide Scope 1 and Scope 2 Emissions Comparison for 2017-2018-2019

          Global GHG emissions data for period 1 January to 31 December 2017-2018

Emissions From:	2017 Tonnes of CO2e		2018 Tonnes of CO2e		2019 Tonnes of CO2e

Combustion of fuel and operation of facilities	2,810,610	*	3,248,196	**	2,490,210	***
Electricity, heat, steam and cooling purchased for own use	2,305,089		2,479,290		1,929,965
Company's chosen intensity measurement:
Emissions reported above normalized to per tonne of product output	5.6		5.01		4.99

*
In line with DEFRA Guidance, 1.2 million tonnes of CO2e are not included in the above table, due to being biogenic in nature.

**
In line with DEFRA Guidance, 1.5 million tonnes of CO2e are not included in the above table, due to being biogenic in nature.

***
In line with DEFRA Guidance, 944,997 tonnes of CO2e are not included in the above table, due to being biogenic in nature.

Methodology

          In preparing the IMP and this report, the Company has adhered to the World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD) Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard — Revised Edition (2004) (the "GHG Protocol") and the UK DEFRA's Environmental Reporting Guidelines: Including mandatory greenhouse gas emissions reporting guidance (June 2013) ("DEFRA Guidance"). The Company reports material emissions of three out of the six Kyoto GHGs, viz. carbon dioxide (CO2), methane (CH4), and nitrous oxide (N2O). A fourth, sulfur hexafluoride (SF6), is present in electrical breakers at some Company facilities, but no emission of SF6 of have been observed. The two remaining Kyoto gases, perfluorocarbons (PFCs) and hydroflurocarbons (HFCs), are not reported since Company facilities do not emit or use materials containing them.

Financial risk management objectives/policies and hedging arrangements

          Please see Part I, Item 11 (Quantitative and Qualitative Disclosures About Market Risk) of the 2019 Form 20-F (as set out in the separate attachment to this U.K. Annual Report) for information on Ferroglobe's financial risk management objectives/policies and hedging arrangements. The separate attachment does not form part of these financial statements.

Post year-end events

          On 6 February 2020, the Company entered into an amended and restated accounts receivables securitization program (the "Amended Programme") where trade receivables held by certain of the Company's subsidiaries in Spain and France (the "Originators") are financed, either directly or indirectly (through a French fonds commun de titrisation named "FCT Ferro" (the "FCT")), by a special purpose "designated activity company" domiciled and incorporated in Ireland (the "SPE"). The incorporation of the FCT into the Amended Programme allowed for the sale of certain EUR denominated receivables that were not eligible under the previous structure and increased the funding available from the SPE to the Originators.

          Subsequent to entering into the Amended Programme, the Company has repaid $34.5 million of senior loans in order to optimise the level of borrowings of the SPE with the level of receivables in the securitization.

          In early 2020, the outbreak of coronavirus disease in China spread to other jurisdictions, including locations where the Company conducts business. As of the date of the issuance of the consolidated financial statements, the COVID-19 pandemic has not had a material effect on the Company's liquidity or financial position. The Company continues to monitor the impact that the COVID-19 pandemic is having on the Company, the specialty chemical industry and the economies in which the Company operates. Given the speed and frequency of continuously evolving developments with respect to this pandemic and the uncertainties this may bring for the Company and the demand for its products it is difficult to forecast the level of trading activities and hence cash flow in the next twelve months. The Company has developed an impact assessment to stress test and assess potential responses to a downside scenario. This assessment involves application of key assumptions around market demand and prices, including the extent of the decrease that might be experienced in summer 2020 and the subsequent timing and level of recovery. Additionally, judgment is required around the level and extent of mitigating actions such as reductions in operating costs and capital expenditure. Developing a reliable estimate of the potential impact on the results of operations and cash flow at this time is difficult as markets and industries react to the pandemic and the measures implemented in response to it, but the Company's downside scenario analysis supports an expectation that the Company will have cash headroom to continue to operate throughout the next twelve months. The key assumption underlying this assessment is a recovery in forecast trading activity in the latter part of 2020.

          In March 2020, the Company closed out the cross-currency swap (see Note 28) resulting in the receipt of cash proceeds of $3.608 million.

Future developments

          As part of its strategy to serve customers better, the Group develops new products or new specifications on a continuous basis. As a consequence of these efforts, investments have been made in facilities that allow the production of new products, such as higher-grade silicon metal, solar grade silicon metal, electrodes for use in silicon metals furnaces, high-value powders for use in Li-on batteries or new foundry products. Please see the details of the Elsa electrode, solar grade silicon and high-value powders projects at Part I, Item 4, Information on the Company of the 2019 Form 20-F as examples of how the Group has developed proprietary technologies and has pursued innovation in the development of new products.

Research and development

          Please refer to Part I, Item 4, Information on the Company of the 2019 Form 20-F (as set out in the separate attachment to this U.K. Annual Report) for information on Ferroglobe's research and development activities and opportunities.

Overseas branches

          The Company has no overseas branches.

Share capital structure and change of control provisions

          The Company's share capital comprises ordinary shares of $0.01 each, all of which bear the same rights and obligations. The Company's issued share capital at 31 December 2019 is set out at Note 13.

          The rights attaching to the Ordinary Shares are set out in the Articles, a copy of which can be obtained from the Company Secretary on request. Each Ordinary Share has one vote attaching to it for voting purposes and all holders of Ordinary Shares are entitled to receive notice of and attend and vote at the Company's general meetings. The Articles vest power in the directors to refuse to register transfers of Ordinary Shares in certain circumstances including where the instrument of transfer is not stamped or is in favour of more than 4 transferees. There are also restrictions in the Articles affecting the terms of tender offers and any scheme of arrangement, consolidation, merger or business combination designed to protect minority shareholders while Grupo VM and its associates hold ten percent or more of the Ordinary Shares. The SHA contains restrictions on the transfer of shares by Grupo VM.

Significant agreements affected by a takeover

          There are no agreements between the Group and any of its employees or any director of the Company that provide for compensation to be paid to the employee or director for termination of employment or for loss of office as a consequence of a takeover of the Company, other than provisions that would apply on any termination of employment.

          The Notes and the ABL RCF are subject to provisions allowing the lenders to terminate the facilities and demand repayment following a change of control, including the requirement to offer redemption of the Notes at 101% of par value in the event of a change of control. Grupo VM, the Company's principal shareholder, has pledged its holding to secure its obligations to its lenders. The Company may experience a change of control and be required to offer redemption of the Notes at a cash purchase price equal to 101% of par value were this pledge to be enforced and more than 35% of the Ordinary Shares were acquired by a beneficial owner (or group acting together as beneficial owner) in circumstances where Grupo VM (and certain other 'Permitted Holders' as defined in the Notes) held a lesser percentage. Grupo VM's percentage holding in the Company is currently approximately 54%. While Grupo VM maintains its current shareholding, a change of control cannot occur. On this basis, a change of control as defined in the Incentive is unlikely to occur but the matter it is beyond the Company's control. If a change of control were to occur, the Company may not have sufficient financial resources available to satisfy all of its obligations.

Going concern

          The Company acknowledges that the material uncertainties described in this ARA, including the possible impact of the COVID-19 pandemic and the potential repayment of the outstanding balance of the Notes should there be a change of control, raise substantial doubt as to the ability of the Company to continue as a going concern for a period of twelve months following the date of this ARA. Nevertheless, based on the assessments undertaken by the Company, the directors have a reasonable expectation that the Company has the resources necessary to continue in operational existence for the period of twelve months following the date of this report and have therefore prepared the financial statements in this ARA on a going concern basis. There is more information on the material uncertainties and the basis of this assessment in Note 3.1.

Statement of disclosure to the Company's U.K. statutory auditor

          In accordance with section 418 of the Companies Act, each director at the date of this Directors' Report confirms that:

  •
  so far as he is aware, there is no relevant audit information of which the Auditor is unaware; and

  •
  he has taken all the steps he ought to have taken as a director to make himself aware of any relevant audit information and to establish that the Auditor is aware of that information.

          This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act. Deloitte LLP has indicated its willingness to continue in office, and a resolution that it be re-appointed will be proposed at the 2020 AGM.

By order of the Board on 5 June 2020

Dr. Marco Levi

Director

The Board of Directors

          Details of the members of the Board as at the date of this ARA are below.

Javier López Madrid

          Javier López Madrid has been Executive Chairman of the Company since 31 December 2016 and Chairman of our Nominations Committee since 1 January 2018. He was first appointed to the Board on 5 February 2015 and was the Company's Executive Vice-Chairman from 23 December 2015 until 31 December 2016.

          He has been Chief Executive Officer of Grupo VM since 2008, is a member of the World Economic Forum, Group of Fifty and a member of the Board of several non profit organizations. He is the founder and largest shareholder of Financiera Siacapital S.L. and founded Tressis, Spain's largest independent private bank.

          Mr. López Madrid holds a Masters in law and business from ICADE University.

Marco Levi

          Marco Levi was appointed Chief Executive Officer of the Company on 13 January 2020 and appointed to its Board of Directors on 15 January 2020. Dr. Levi previously served as President and CEO of Alhstrom-Munksjö Oyj, a global fiber materials company listed in Finland, where he led a successful transformation of the business by refocusing its product portfolio towards value-added specialty products. Prior to that, Dr. Levi was Senior Vice President and Business President of the $3 billion emulsion polymers division of chemicals manufacturer Styron, including during the period in which Styron was acquired by Bain Capital from Dow Chemical Company. Dr. Levi previously had spent over twenty-two years at Dow in various departments and roles, ultimately serving as general manager of the emulsion polymers business.

          Dr. Levi is also a Non-Executive Director of Schweitzer-Mauduit International, Inc, the leading global performance materials company, listed on the New York Stock Exchange. Dr Levi holds a doctorate in industrial chemistry from the Università degli Studi di Milano, Statale,in Italy.

José María Alapont

          José María Alapont was appointed to our Board of Directors as a Non-Executive Director on 24 January 2018 and to our Audit Committee and Compensation Committee on 16 May 2018. Mr. Alapont was appointed on 16 January 2019 as our Senior Independent Director and Chairman of our Corporate Governance Committee.

          Mr. Alapont holds a number of other Board appointments. Since 2017, he has been a member of the Board of Directors of Ashok Leyland Ltd and is also a member of its Investment and Technology Committee Since 2018, he has been a member of its Nomination and Remuneration Committee and joined its Audit Committee in 2019. Mr Alapont has also been a Board Director of Navistar Inc. and a member of its Finance Committee since 2016 and Chair of its Nomination and Governance Committee since 2018. He has been a member of the Board of Directors of Hinduja Investments and Project Services Ltd since 2016 and of Hinduja Automotive Ltd since 2014.

          Mr. Alapont was formerly President and Chief Executive Officer of Federal-Mogul Corporation, the automotive powertrain and safety components supplier, from March 2005 to 2012, Chairman of its Board from 2005 to 2007 and Board director from 2005 to 2013. Prior to that, he was Chief Executive and a Board Director of Fiat Iveco, S.p.A., a leading global manufacturer of commercial trucks, buses, defense and other specialized vehicles from 2003 to 2005. Prior to 2003, he held Executive, Vice President and President positions for more than 30 years at other leading global vehicle manufacturers and suppliers, such as Ford Motor Company, Delphi Corporation and Valeo S.A. His non-executive experience also includes being member of the Board of Directors of the Manitowoc Company Inc. from 2016 to 2018 and a Board Director of Mentor Graphics Corp. from 2011 to 2012. He was a member of the Davos World Economic Forum from 2000 to 2011.

          Mr. Alapont holds an Industrial Engineering degree from the Technical School of Valencia and a Philology degree from the University of Valencia in Spain.

Donald G. Barger Jr.

          Donald G. Barger, Jr, was appointed to our Board of Directors as a Non-Executive Director on December 23, 2015. He has served as the Chairman of our Compensation Committee and a member of our Nominations Committee since January 1, 2018. From December 23, 2015 to December 31, 2017, he was the Chair of our Nominating and Corporate Governance Committee and a member of our Compensation Committee.

          Mr Barger was a member of the Board of Directors of Globe from December 2008 until the closing of the Business Combination and Chairman of Globe's Audit Committee and Compensation Committee. He had a successful 36-year business career in manufacturing and services companies, including as Vice President and Chief Financial Officer of YRC Worldwide Inc. (formerly Yellow Roadway Corporation) from 2000 to 2007 and as advisor to the CEO from 2007 until his retirement in 2008. He was Vice President and Chief Financial Officer of Hillenbrand Industries, a provider of services and products for the health care and funeral services industries, from 1998 to 2000. He was Vice President of Finance and Chief Financial Officer of Worthington Industries, Inc., a diversified steel processor, from 1993 to 1998 and a member of the Board of Directors of Gardner Denver, Inc. and a member on its Audit Committee for his entire 19-year tenure until the company's sale in July 2013, serving as chair of the Audit Committee for 17 of those years. He served on the Board of Directors of Quanex Building Products Corporation for sixteen years, retiring in February 2012. He served on its Audit Committee for 14 years and was its Chair for most of that time.

          Mr. Barger has a Bachelor of Science degree from the U.S. Naval Academy and an MBA from the University of Pennsylvania.

Bruce L. Crockett

          Bruce L. Crockett was appointed to our Board of Directors as a Non-Executive Director on 23 December 2015. He has been a member of our Audit Committee from that date and has served on our Compensation Committee since 1 January 2018. He was appointed Chairman of the Audit Committee on 4 June 2020.

          Mr. Crockett holds a number of other Board and governance roles. He has been Chairman of the Invesco Mutual Funds Group Board of Directors and a member of its Audit, Investment and Governance Committees, serving on the board since 1991, as Chair since 2003 and on the Board of predecessor companies from 1978. Since 2013, he has been a member of the Board of Directors and, since 2014, Chair of the Audit Committee of ALPS Property & Casualty Insurance Company. He has been Chairman of, and a private investor in, Crockett Technologies Associates since 1996. He is a life trustee of the University of Rochester.

          Mr. Crockett was a member of the Board of Directors of Globe from April 2014 until the closing of the Business Combination, as well as a member of Globe's Audit Committee. He was formerly President and Chief Executive Officer of COMSAT Corporation from 1992 until 1996 and its President and Chief Operating Officer from 1991 to 1992, holding a number of other operational and financial positions at COMSAT from 1980, including that of Vice President and Chief Financial

Officer. He was a member of the Board of Directors of Ace Limited from 1995 until 2012 and of Captaris, Inc. from 2001 until its acquisition in 2008 and its Chairman from 2003 to 2008.

          Mr. Crockett holds an A.B. degree from the University of Rochester, B.S. degree from the University of Maryland, an MBA from Columbia University and an Honorary Doctor of Law degree from the University of Maryland.

Stuart E. Eizenstat

          Stuart E. Eizenstat was appointed to our Board of Directors as a Non-Executive Director on 23 December 2015. He has been a member of the Company's Corporate Governance Committee since January 1, 2018 and was appointed to our Nominations Committee on 16 May 2018 and our Audit Committee on 4 June 2020.

          Mr. Eizenstat has been a Senior Counsel at Covington & Burling LLP in Washington, D.C. and Head of its international practice since 2001. He has served as a member of the Advisory Boards of GML Ltd. since 2003 and of the Office of Cherifien de Phosphates since 2010. He was a trustee of BlackRock Funds from 2001 until 2018.

          Mr. Eizenstat was a member of Board of Directors of Globe from 2008 until the closing of the Business Combination and Chair of its Nominating Committee. He was a member of the Board of Directors of Alcatel-Lucent from 2008 to 2016 and of United Parcel Service from 2005 to 2015. He has had an illustrious political and advisory career, including serving as Special Adviser to Secretary of State Kerry on Holocaust-Era Issues from 2009 to 2017 and Special Representative of the President and Secretary of State on Holocaust Issues during the Clinton administration from 1993 to 2001. He was Deputy Secretary of the United States Department of the Treasury from July 1999 to January 2001, Under Secretary of State for Economic, Business and Agricultural Affairs from 1997 to 1999, Under Secretary of Commerce for International Trade from 1996 to 1997, U.S. Ambassador to the European Union from 1993 to 1996 and Chief Domestic Policy Advisor in the White House to President Carter from 1977 to 1981. He is the author of "Imperfect Justice: Looted Assets, Slave Labor, and the Unfinished Business of World War II"; "The Future of the Jews: How Global Forces are Impacting the Jewish People, Israel, and its Relationship with the United States" and "President Carter: The White House Years."

          Mr. Eizenstat holds a B.A. in Political Science, cum laude and Phi Beta Kappa, from the University of North Carolina at Chapel Hill, a J.D. from Harvard Law School and nine honorary doctorate degrees and awards from the United States, French, German, Austrian, Belgian and Israeli governments.

Manuel Garrido y Ruano

          Manuel Garrido y Ruano was appointed to our Board of Directors as a Non-Executive Director on 30 May 2017. He was a member of our Nominating and Corporate Governance Committee from 30 May 2017 until 31 December 2017, when he was appointed to our Corporate Governance Committee.

          Mr. Garrido y Ruano has been Chief Financial Officer of Grupo VM since 2003 and a member of the Board or on the steering committee of a number of its subsidiaries in the energy, financial, construction and real estate sectors. He is Professor of Communication and Leadership of the Graduate Management Program at CUNEF in Spain. Mr. Garrido y Ruano was a member of the steering committee of FerroAtlántica until 2015, having previously served as its Chief Financial Officer from 1996 to 2003. He worked with McKinsey & Company from 1991 to 1996, specializing in restructuring, business development and turnaround and cost efficiency projects globally.

          Mr. Garrido y Ruano holds a Masters in Civil Engineering with honors from the Universidad Politecnica de Madrid and an MBA from INSEAD.

Juan Villar-Mir de Fuentes

          Juan Villar-Mir de Fuentes was appointed to our Board of Directors as a Non-Executive Director on 23 December 2015.

          Mr. Villar-Mir de Fuentes has been Vice Chairman of Inmobiliaria Espacio, S.A since 1996 and Vice Chairman of Grupo Villar Mir, S.A.U. since 1999. He has been a member of the Board of Directors of Obrascon Huarte Lain, S.A. since 1996, a member of the Audit Committee and, later, its Compensation Committee and its Chairman since 2016. He was a Board director and member of the Compensation Committee of Inmobiliaria Colonial, S.A from June 2014 to May 2017. He also was a member of the Board of Directors and of the Compensation Committee of Abertis Infraestructuras, S.A. between 2013 and 2016.

          Mr. Villar-Mir de Fuentes is Patron and member of the Patronage Council of Fundación Nantik Lum and Fundación Princesa de Gerona.

          Mr. Villar-Mir holds a Bachelor's Degree in Business Administration and Economics and Business Management.

Directors' responsibilities

          The directors are responsible for preparing the Company's annual reports and financial statements in accordance with applicable law and regulations.

          Company law requires the directors to prepare financial statements for each financial period. Under that law the directors have elected to prepare the financial statements in accordance with International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board ("IASB") and have elected to prepare the parent company financial statements in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework. Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period. In preparing these financial statements, International Accounting Standard 1 requires that directors:

  •
  properly select and apply accounting policies;

  •
  present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

  •
  provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and

  •
  make an assessment of the entity's ability to continue as a going concern.

          The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company's transactions and disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements and the directors' remuneration report comply with the Companies Act. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

          The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website.

          Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' responsibility statement

  To the best of each directors' knowledge:

  •
  the financial statements, prepared in accordance with the applicable accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company;

  •
  this directors' report and the strategic report include a fair review of the development or performance of the business and the position of the Company and its subsidiaries and subsidiary undertakings taken as a whole, together with a description of the principal risks and uncertainties that they face;

  •
  the annual report and financial statements, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the Company's position, performance, business model and strategy.

The responsibility statement was approved by the Board and signed on its behalf.

By order of the Board on 5 June 2020

Dr. Marco Levi
Director

Directors' Remuneration Report

Introduction

Dear Shareholder

          As Chairman of the Compensation Committee (the Committee), and on behalf of the Board, I present the Directors' Remuneration Report for the period ended 31 December 2019.

          This report sets out both the Company's annual report on remuneration (the ARR) for 2019 and the directors' remuneration policy (the 2019 Policy or the Policy), which was put to shareholders at the 2019 AGM and approved by over 91% of the shareholders who voted on it. Thank you for your support. The 2019 Policy is included on pages 33 to 46 for your information and ease of reference.

The Policy

          Under English law, a directors' remuneration policy requires shareholder approval not less than once in every three years. The Committee concluded its review of the policy first approved in 2016 in early 2019 and determined, as the deterioration in market conditions in the second half of 2018 continued into 2019, that the then current remuneration framework achieved an appropriate balance of performance and reward. The few changes as between the version of the 2019 Policy included in last year's U.K. Annual Report and Accounts and that in this report reflect the differences between the Policy's implementation in relation to our new CEO, appointed in January 2020, and to his predecessor, Pedro Larrea Paguaga, who left the Company at the same time.

Management Changes

          We welcomed Marco Levi as our new CEO in January 2020. The Committee reviewed his proposed terms of employment and compensation package prior to his appointment to determine that they met the objectives of and complied with the Policy and, following some changes proposed by the Committee, recommended their approval to the Board. Consequent on the relocation of management to Spain in 2019, Marco is employed in Spain under a contract of employment governed by Spanish law. This has necessitated some changes to the manner in which we have implemented the Policy, as detailed in this report. Marco Levi's base salary is slightly higher than his predecessor but, taking account of base salary and benefits, both his overall fixed compensation and his total remuneration are lower, reflecting, among other things, the lower market capitalization of the Company, its financial performance at the date of appointment and the relocation of the Company's head office to Madrid. A similar approach was taken in relation to the remuneration of the new CFO, Beatriz García-Cos, appointed in October 2019. Starting in 2020, we expect the roll-out of this review and re-alignment of executive compensation to continue in respect of senior managers below Board level.

          The relocation of our operational headquarters to Madrid also implies some changes to our executive remuneration framework in 2020. Some of these have already been implemented, as illustrated in relation to Marco Levi's service contract detailed in this report. We also expect that, as management relocates to be based permanently in Madrid, any expatriate allowances awarded to employees relocating to their home country to work will be phased out during the year ahead.

          The Committee also evaluated the terms of settlement proposed with Pedro Larrea Paguaga as former CEO on his leaving the Company in January 2020. Pedro Larrea Paguaga's service contract and the rules of the Company's EIP and Annual Bonus Plan included express provision on the compensation payable and the treatment of Pedro Larrea Paguaga's awards on leaving. Following evaluation by the Committee and recommendation to the Board, it was agreed with Pedro

Larrea Paguaga that some reductions to this compensation would be made. Details of the compensation paid or payable to Pedro Larrea Paguaga are set out on page 48.

          There were no increases in Executive Directors' salaries in 2019 and, save for that implicit in the rebalancing of elements of the fixed remuneration payable to Marco Levi as compared with the former CEO, none to date or expected for 2020.

Annual Bonus awards for 2019

          The annual bonus objectives for the Executives in 2019 were adjusted EBITDA in relation to 33.3% of the award and free cash-flow in relation to 66.7%. Bonuses were also subject to an underpin requiring measurable improvement in the Group's health and safety record in 2019, with potential to reduce the overall award by 20%, if not met, and a further condition related to the Company's financial performance or condition, failing which the bonus would be reduced to zero.

          The threshold performance target for adjusted EBITDA and the level of improvements on health and safety were not met. The Company achieved 122% performance in respect of free cash-flow but did not satisfy the health and safety underpin nor the financial performance condition. As a result and notwithstanding the achievement of the free cash-flow target, the Executive Chairman recommended to the Committee that no annual bonus be paid for 2019. The Committee approved this recommendation for sign-off by the Board and this outcome was duly approved. See the ARR for more on the 2019 annual bonus outturn.

LTIPs in 2019

          Awards granted to our Executive Directors in 2017 under the EIP came to the end of their performance period on 31 December 2018, the Committee assessed their performance at 35.74% of target and, on conclusion of our closed period in early December 2019, the awards vested and became exercisable. To date, the awards to our Executives have not been exercised.

          Awards granted under the EIP to Javier López Madrid and to Pedro Larrea Paguaga in March 2019 were made at 115% and 100% respectively of salary, discounted by 50% from their 'normal' target award levels. This exceptional adjustment was made in light of the significant fall in the Company's share price in 2018 and 2019. The vesting of these awards is also subject to a cap set at eight times the value at grant of the number of shares awarded, to mitigate the risk of an unjustified gain arising solely from share price appreciation. The performance conditions remain stretching and were unchanged from 2018, save for necessary adjustments to the make-up of the comparator group. See page 53 of the ARR for more information.

Non-Executives and their remuneration

          2019 was a challenging year for the Company and the Board met more frequently than anticipated in its usual annual calendar. Due to these exceptional requirements, the Board met nineteen times in 2019, rather than the seven times normally scheduled. No additional fees were paid to its Non-Executive Directors for the time and attention in preparing for and attending these meetings.

          The Committee reviewed the structure of NED fees as part of its overall review of the Policy in 2019 and decided not to recommend any adjustment to the level or principles underlying NED fees, which remained unchanged in quantum from 2016. Any increases in amount reflect the fact that a Non-Executive Director has taken on additional responsibilities, as José María Alapont did on assuming the roles of Senior Independent Director and Chair of the Corporate Governance Committee in January 2019 and which Mr. Alapont and Greger Hamilton did when they took on a liaison and communication role as 'Designated Directors' in connection with a specific strategic project for a brief time in 2019. The value which they added through their contribution and leadership in relation to this project were invaluable to the Company and the Board. The Committee recommended that, in recognition of their additional duties and the considerable time and effort spent in discharging them, they be paid a fee commensurate with that due to the Senior Independent Director which the Board approved. These fees were paid for the period that they fulfilled these supplementary roles and ceased when the relevant project came to an end and they stood down from those responsibilities.

          In late 2019, the Committee undertook its annual review of its terms of reference and worked with the Corporate Governance Committee and the Board in considering whether responsibility for the oversight of NED fees should more properly sit with the Corporate Governance Committee to make recommendations to the Board. While this might be unusual in the U.K. it is more common in the U.S.A. where the Company is listed. It was decided that this change was appropriate in light of the overall governance regime to which the Company is subject by virtue of its listing on the Nasdaq Global Select Market. Going forward, the Corporate Governance Committee will review and make recommendations to the full Board on the amount and type of compensation to be paid to the Company's Non-Executive Directors. This change was effected in November 2019. To meet the requirements of U.K. corporate law, this report continues to advise on NED remuneration policy and practice in the relevant period and the Corporate Governance Committee has therefore reviewed and signed off on any aspect of NED remuneration disclosed in this report since the date its assumed oversight.

Looking forward to 2020

          2019 will have been my final full year as Chairman of the Committee. I will step down when I retire from the Board at the AGM in June 2020. I was appointed to this position in January 2018 and have thoroughly enjoyed my responsibilities. It has been challenging, particularly in light of the performance of the Company and the markets, and I am deeply grateful to my colleagues, José María Alapont and Bruce Crockett, as well as to the rest of the Board and to management, for their support.

          We anticipated continued market challenges for our industry and business in early 2020 and the level of uncertainty has significantly increased as a result of the COVID-19 pandemic. As a result, we have decided in these exceptional times to delay the determination of the terms of our annual bonus awards and the level of award and performance conditions for our EIP until economic conditions are clarified. We will release details of the implementation of the annual bonus plan and awards under the EIP once determined.

          I would like to thank you, our shareholders, for your support for the Company and throughout my tenure. I hope that you will continue to be supportive of the Company in 2020.

Signed on behalf of the Board.

Donald G. Barger, Jr

Chairman of the Compensation Committee

5 June 2020

The Policy

          The following sections on pages 33 to 46 set out the directors' remuneration policy that was approved at the 2019 Annual General Meeting. The approved Policy can be found in the Company's U.K. Annual Report and Accounts for the period ended 31 December 2018 and on the Company's website. The Policy is set out below for information only.

          The following changes have been made to this section as compared with the same section in the U.K. Annual Report and Accounts 2018 to reflect application of the Policy in period from 1 Janaury 2019 to date:

          Following the re-allocation of oversight of Non-Executive Directors' remuneration to the Board's Corporate Governance Committee in late 2019 referred to in the Chairman's statement on remuneration, that committee makes recommendations to the Board on matters relating to Non-Executive Director remuneration in accordance with the Policy and the Board makes final determination on such matters.

          Following Marco Levi's appointment as CEO on 10 January 2020 and to the Board on 15 January 2020, references to the application of the Policy to the CEO have been updated throughout to refer to the Policy as applied to Marco Levi. Marco is based at the Company's operational headquarters in Madrid, Spain and his service contract is accordingly governed by Spanish law. The section below on Operation of the Policy has been updated to reflect the CEO's terms of employment and to remove references to the terms of employment of Pedro Larrea Paguaga, as former CEO.

Aim of the Policy

          The overall aim of the Policy is to provide appropriate incentives that reflect the Company's high-performance culture and values to maximise returns for shareholders.

          In summary, our aim as regards Executive Directors is to provide remuneration which:

  •
  attracts, retains and motivates high calibre, high performing employees;

  •
  encourages strong performance and engagement, both in the short and the long term, to enable the Company to achieve its strategic objectives;

  •
  link a very significant proportion of pay to performance conditions measured over the short term and longer term;

  •
  set fixed pay levels at or around market norms to allow for a greater proportion of total remuneration opportunity to be in variable pay; and

  •
  create strong alignment between the interests of shareholders and executives through both the use of equity in variable incentive plans and the setting of shareholding guidelines for Executive Directors.

          There are no material differences in the Policy for Executive Directors compared to that of senior management other than in terms of quantum and levels of participation in incentive plans reflecting the higher weighting to variable pay and ability to influence performance outcomes. For the wider employee population, the Company aims to provide remuneration structures and levels that reflect market norms for the location at which they are based.

Operation of the Policy

          Throughout the Policy, reference is made to the authority, powers and discretions vested in the Committee. It is the Committee's practice that, in relation to any significant decision in relation to the compensation of the Company's Executive Directors or the second tier of executive management below them, the Committee makes recommendations to the Board which determines the final decision of the Company on such matters.

          The following table summarizes the Policy as applied to Executive Director remuneration:

Components of remuneration for Executive Directors

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

Salary	A fixed salary commensurate with the individual's role, responsibilities and experience, having regard to broader market rates.	Reviewed annually, taking account of Group performance, individual performance, changes in responsibility, levels of increase for the broader employee population and market salary levels.	Not applicable.
Pension and retirement benefits	Attraction and retention of top talent; providing mechanism for the accumulation of retirement benefits.

Executive Directors may be paid a cash allowance in lieu of pension.

The maximum cash allowance is 20% of base salary. This includes contributions to the U.S. tax-qualified defined contribution 401(k) plan.

Not applicable.
Benefits	Attraction and retention of top talent.	Benefits may include but are not limited to medical cover, life assurance and income protection insurance.	Not applicable.

Relocation allowances may take into account a housing allowance, school fees, adviser fees for assistance with tax affairs and an expatriate allowance to cover additional expenditure incurred as a result of the relocation. Payment of such relocation allowances will be reviewed by the Committee on an annual basis

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

Benefits may include tax equalization provisions applicable if an Executive moves between jurisdictions with differing tax regimes at the Company's request. If the Executive moves to an area of higher taxation, the Company may agree to make an annual or other regular payment in cash to compensate him or her for any additional tax burden. Where the Executive moves to a jurisdiction where his or her effective tax burden is lower than that to which he or she was subject prior to such move, the Executive's compensation may be commensurately reduced to ensure that his or her net pay remains unaffected.

Benefits will be provided as the Committee deems necessary including to take into account perquisites or benefits received from a prior employer or as is customary in the country in which an executive resides or is relocated from.

Benefits provided by the Company are subject to market rates and therefore there is no prescribed monetary maximum. The Company and the Committee keep the cost of the benefits under review.
The Company provides all Executive Directors with directors' and officers' liability insurance and will provide an indemnity to the fullest extent permitted by the Companies Act.

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

Annual and other bonuses	Short-term performance-based incentive to reward achievement of annual performance objectives.

The annual bonus plan and all payments and awards under it are at the discretion of the Committee. Subject as aforesaid, the Committee will determine an Executive Director's actual bonus amount, subject to the achievement of quantitative and qualitative performance criteria.

At least two-thirds of the bonus will be based on financial metrics with any balance based on non-financial metrics.

The maximum annual bonus opportunity that may be awarded to an Executive Director is normally 200% of salary. If the Committee provides higher annual bonus opportunities in any year its rationale will be clearly explained in the Annual Report on Remuneration for the relevant year. In these and other exceptional circumstances the limit will be 500% of salary.

No more than 25% of the maximum annual bonus payable for each performance condition will be payable for threshold performance.

The Committee will select the most appropriate performance measures for the annual bonus for each performance period and will set appropriately demanding targets.

Normally any bonus earned in excess of the target amount will be deferred for three years into shares in the Company. An Executive Director may be granted an additional long-term incentive award as described below of equal value (at maximum) to the amount of annual bonus deferred.

Recovery and recoupment will apply to all bonus awards for misstatement, error or gross misconduct.

In addition or in place of an annual bonus, the Company may pay a retention bonus where it considers it necessary to retain key Executives in situations where the relevant Executive would otherwise leave the Company and his or her retention is critical to the Company's performance and/or the achievement of strategic goals or key projects. The grant, terms and payment of any retention bonus are at the discretion of the Committee.

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

A retention bonus may be payable in cash or in shares and subject to such conditions as the Committee sees fit, including the Executive remaining with the Company for a defined period of time and/or meeting set performance criteria. The Committee would normally count any retention bonus awarded towards the 500% of salary limit.

Long-term incentive awards

Focus Executive Directors' efforts on sustainable strong long-term performance of the Company as a whole, and to aid in retention with multi-year vesting provision. Improves alignment of Executive Directors' interests with those of the Company and shareholders.

Executive Directors are eligible for awards to be granted as decided by the Committee under the Company's long-term incentive plan. All awards are subject to performance targets as determined by the Committee for each grant, performance against which is normally measured over a three-year period. Awards usually vest three years from the date of their grant.

The Committee will select the most appropriate performance measures for long-term incentive awards for each performance period and will set appropriately demanding targets.

Recovery and recoupment will apply to all long-term incentive awards for misstatement, error or gross misconduct.

The annual target award limit will not normally be higher than 300% of salary (based on the face value of shares at date of grant).
Maximum vesting is normally 200% of target (based on the face value of shares at date of grant).
There is an exceptional annual target award limit in recruitment, appointment and retention situations of 500% of salary.
Share ownership guidelines	Increases alignment between the Executive Directors and shareholders.

Executive Directors are strongly encouraged to hold a percentage of their salary in shares. This holding guideline could be achieved through the retention of shares on vesting/exercise of share awards and may also (but is not required to) be through the direct purchase of shares by the Executive Directors.

Not applicable.

Performance Criteria and Discretions

Selection of Criteria

          The Committee annually assesses at the beginning of the relevant performance period which corporate performance measures, or combination and weighting of performance measures, are most appropriate for both annual bonus and long-term incentive awards to reflect the Company's strategic initiatives for the performance period. The Committee has the discretion to change the performance measures for awards granted in future years based upon the strategic plans of the Company. The Committee sets demanding targets for variable pay in the context of the Company's trading environment and strategic objectives and taking into account the Company's internal financial planning and market forecasts. Any non-financial goals will be well defined and measurable.

Discretions retained by the Committee in operating its incentive plans

          The Committee operates the Group's various plans according to their respective rules. In administering these plans, the Committee may apply certain operational discretions. These include the following:

  •
  determine the extent of vesting based on the assessment of performance, including exercising its discretion to reduce payout as and where appropriate;

  •
  determine "good leaver" status (as described below) and where relevant extent of vesting;

  •
  where relevant determine the extent of vesting in the case of share-based plans in the event of a change of control in accordance with the rules of the various plans; and

  •
  make the appropriate adjustments required in certain circumstances (e.g. rights issues, corporate restructuring events, variation of capital and special dividends).

          The Committee, acting fairly and reasonably, and after consulting plan participants, may adjust the targets and/or set different measures and alter weightings for the variable pay awards already granted (in a way that the alterations are intended to create an equivalent outcome for plan participants) only if (i) an unexpected event (whether a corporate or outside event) occurs which causes the Committee to reasonably consider that the performance conditions would not achieve their original purpose without alteration and (ii) the varied conditions are materially no more or less difficult to satisfy than the original conditions. Any changes and the rationale for those changes will be set out clearly in the Annual Report on Remuneration in respect of the year in which they are made.

Remuneration scenarios for the Executive Directors

          The charts below show the level of remuneration potentially payable to each of Javier López Madrid as Executive Chairman and Marco Levi as CEO under different performance scenarios for the 2020 financial year.

          In respect of the remuneration of the Executive Chairman:

          In respect of the remuneration of the CEO:

Assumptions

1.
Fixed pay comprises base salary for 2020, benefits and a pension contribution of 20% of base salary for each of Javier López Madrid and Marco Levi. Benefits comprise private health, income protection and life insurance arrangements at an estimated level of 5.02% of base salary for Javier Lopez Madrid and 4.06% of base salary for Marco Levi salary (excluding the one-off contribution towards relocation costs incurred in 2019) and an expatriate allowance of 20% of base salary in the case of Javier López Madrid.

2.
On-target performance comprises fixed pay plus annual bonus of 100% of base salary and long-term incentives of 115% of base salary for the Executive Chairman and fixed pay plus annual bonus of 75% of base salary and long-term incentives of 100% of base salary for the CEO. Annual bonus awards and long-term incentive award levels have not yet been determined for 2020 and so are illustrated at the levels awarded in 2019.

3.
Maximum performance comprises fixed pay plus annual bonus of 200% of base salary for the Executive Chairman and 100% of base salary for the CEO and long-term incentives of 200% of target for each. Annual bonus awards and long-term inventive award levels have not yet been determined for 2020 and are illustrated at the levels awarded in 2019.

4.
Maximum performance plus share price growth comprises the maximum performance scenario described above plus an assumed 50% share price growth over the performance period of the LTIP.

5.
As described in the Policy, an additional long-term incentive award may be granted if part of the annual bonus is deferred, with the maximum value of such award equal to the amount of bonus deferred. As at 31 December 2019 no such awards have been made to the Executive Directors and none is to be made in respect of 2019.

6.
The exchange rate used in these charts and throughout this report, save where stated otherwise, is the Group's average GBP: USD exchange rate for the year to 31 December 2019 of GBP1=USD1.2768.

Approach to Recruitment Remuneration

          The Committee expects any new Executive Directors to be engaged on terms that are consistent with the Policy as set out above.

          The Committee recognises that it cannot always predict accurately the circumstances in which any new directors may be recruited. The Committee may determine that it is in the interests of the Company and shareholders to secure the services of a particular individual which may require the Committee to take account of the terms of that individual's existing employment and/or their personal circumstances. Examples of circumstances in which the Committee expects it might need to do this are:

  •
  where an existing employee is promoted to the Board, in which case the Company will honour all existing contractual commitments including any outstanding annual bonus or long-term incentive awards or pension entitlements and will provide other benefits consistent with those provided to senior leaders in that employee's home country or place of residence prior to appointment to the Board;

  •
  where an individual is relocating in order to take up the role, in which case the Company may provide certain one-off benefits in addition to benefits set out in the policy table such as reasonable relocation expenses, assistance with visa applications or other immigration issues and ongoing arrangements such as flights home and cost of education; and

  •
  where an individual would be forfeiting fixed or valuable variable remuneration in order to join the Company, in which case the Committee may award appropriate additional compensation in addition to the limit set out in the policy table. The Committee would look to replicate the arrangements being forfeited as closely as possibly taking into account the nature of the remuneration, performance conditions, attributed expected value and the time over which any variable pay would have vested or been paid.

          In making any decision on any aspect of the remuneration package for a new recruit, the Committee would balance shareholder expectations, current best practice and the requirements of any new recruit and would strive not to pay more than is necessary to achieve the recruitment. The Committee would give full details of the terms of the package of any new recruit in the next remuneration report. Award levels under the Company's variable incentive plans would not exceed those set out in the policy table, but their proportions can be altered for the first three years of employment.

Executive Directors' Service Contracts and Policy on Cessation

          In order to motivate and retain the Executive Directors and other senior executives, most of whose backgrounds are in the United States and Europe, the Committee has taken account of market practices in those countries in formulating the Policy, including (a) determining the treatment of annual and retention bonuses and long-term incentive awards in case of termination of their employment by the Company without cause, (b) referencing past annual bonuses in calculating the amount of payment in lieu of notice, (c) determining the extent of vesting of long-term incentive awards in the event of a takeover or change of control and (d) determining that all long-term incentive awards granted to an executive in any financial year will be subject to achievement of performance targets.

Service contracts

          Subject to the Approach to Recruitment Remuneration above, all Executive Directors have rolling service contracts for an indefinite term but a fixed period of notice of termination which would normally be 12 months. With respect to newly appointed directors, the Committee may, if it considers it necessary, agree a notice period in excess of 12 months (but not exceeding 24 months), provided it reduces to 12 months within a specified transition period of not exceeding 36 months. The service contract for Javier López Madrid is in accordance with this policy and his fixed period of notice of termination is 12 months. See below for more on Marco Levi's service contract.

          The Executive Chairman's service contract may be terminated without notice and without further payment or compensation, except for sums accrued to the date of termination, for cause. In other circumstances, the Company may terminate his employment with immediate effect and make a payment in lieu of notice in the amount equivalent to the aggregate of (i) base salary, (ii) the average of annual bonuses in the last three years prior to termination, (iii) pension allowance plus (iv) cost of benefits, for the notice period (or if a notice has been served, for the unserved notice period). He would be entitled to an equivalent payment in the event of his resignation for good reason (as defined in the service contract). Similar provisions may apply in the event that he leaves following a change of control of the Company, but no additional entitlements would be expected to be set out in the Executive Director's service contract beyond those described above. An Executive Director may also be entitled to certain amounts with respect to annual or retention bonuses and long-term incentive awards, as described below.

          Marco Levi is employed under a service contract made under Spanish law (and in particular, the provisions of the Royal Decree 1382/1985 1st of August regarding senior management ("Alta

Dirección")). Spanish employment law imposes a number of mandatory requirements, including in relation to termination. The CEO's service contract may be terminated without notice and without further payment or compensation, except for sums accrued to the date of termination, for cause (as defined in the service contract by reference to Spanish statutory law). If the dismissal is declared null or unfair by a definitive court or labour tribunal ruling, the CEO is entitled to receive a severance payment equal to six (6) months' salary plus a payment equal to the Company's costs in such six month period corresponding to the insurance and pension benefits in force at the time of termination. This severance compensation includes and absorbs the compensation and any statutory notice to which the Executive may otherwise be entitled by operation of law. In the event that the CEO is dismissed without cause, the CEO will similarly be entitled to receive a severance payment equal to 6 months' salary plus an amount equal to the costs the Company would have incurred in providing pension, health insurance, income protection and life assurance benefits for the period of notice, in lieu of any statutory notice to which the CEO would otherwise be entitled. In addition, in accordance with Spanish law and as contemplated in the section Generally below, the CEO has enhanced post termination restrictive covenants. Under these provisions, the Company may be required to make an additional payment to ensure the enforceability of certain post-employment restrictions on competition for a period of six months from termination on terms which are customary in senior management employment relationships. The amount payable is 30% of the CEO's salary at the date of termination and is deemed discharged at the rate of 15% of salary per annum throughout the employment relationship, such that on termination no further sums will be payable if an amount equal to 30% of salary has already been paid. The total amount payable on termination of the CEO's service contract other than for cause is therefore less than 12 months' salary and benefits.

          Where an Executive Director's service contract is terminated for "cause" or "good reason" as defined in the relevant director's service contract, the provisions outlined below in relation to annual bonus awards and long-term incentive awards as described below will apply. Executive Directors' service contracts (or a memorandum of the terms where the contract is unwritten) are available for inspection at the Group's office at 2nd Floor West, Lansdowne House, 57 Berkeley Square, London, W1J 6ER during normal business hours and at the Annual General Meeting.

Generally

          As circumstances may require, the Committee may approve compensation payments in consideration of statutory entitlements, for a release of claims, enhanced post-termination restrictive covenants (for example, as outlined above) or transitional assistance, such as outplacement services and payment of legal fees in connection with termination, the costs of short term accommodation or leasing arrangements, home relocation expenses including tax related expenses and other ancillary payments thereto.

Annual bonus awards (including retention awards)

          In the event that an Executive Director's employment is terminated without cause, by resignation by the Executive Director for good reason, or by reason of death, injury, disability or his employing company or the business for which he works being sold out of the Group, the Company will pay an annual bonus amount in respect of the financial year in which termination occurs subject to performance conditions being met at the end of the period and with pro-rating of the award determined on the basis of the period of time served in employment during the normal vesting period but with the Committee retaining the discretion in exceptional circumstances to increase the level of vesting within the maximum annual bonus amount as determined by the performance conditions. The Committee may, if it considers it appropriate in exceptional circumstances, measure performance to the date of cessation. In other circumstances, payment will be at the Committee's discretion. The Committee will consider the period of the year worked and the performance of the Executive Director during that period when considering how to exercise its discretion.

          The terms of any retention bonus agreed to be paid to an Executive Director may provide for such bonus to be payable on that Executive Director's employment being terminated without cause, by resignation by the Executive Director for good reason, or by reason of death, injury, disability or his employing company or the business for which he works being sold out of the Group. In any such case, the retention bonus will become payable in such circumstances.

Long-term incentive awards

          As a general rule, any unvested long-term incentive award (except deferred bonus awards see below) will lapse upon an Executive Director ceasing to be an employee or director in the case of voluntary resignation or dismissal for cause. However, if the cessation is without cause, by resignation by the Executive Director for good reason, or because of his death, injury, disability or his employing company or the business for which he works being sold out of the Group or in other circumstances at the discretion of the Committee, then the award will normally vest in full on the date when it would have ordinarily vested subject to the performance conditions being met. Where an award vests at the discretion of the Committee that award may be pro-rated taking into account the period of time served in employment during the normal vesting period of the award. The Committee can for any cessation measure performance up to the date of cessation and permit awards to vest early.

          Deferred bonus awards vest in full upon cessation, other than in case of voluntary resignation by an Executive Director without good reason or dismissal for cause. Vested but unexercised awards held on cessation will remain capable of exercise for a limited period save in the case of dismissal for cause.

          In the event of a takeover all awards will vest early to the extent that the performance conditions are determined as satisfied at that time on such basis as the Committee considers appropriate.

External appointments

          Executive Directors may retain fees paid for external director appointments. These appointments are subject to disclosure to and approval by the Board and must be compatible with their duties as Executive Directors.

Matters taken into consideration in determining policy and differences in the remuneration policy of the Executive Directors and employees

          It is not the Committee's practice to consult with employees on matters relating to executive pay. However, the Committee will consider pay structures, practices and principles across the Group on a regular basis and take these into account in any review of the Executive Directors' current Policy or implementation thereof.

          The Committee will consider feedback from shareholders and take into account the results of both advisory and binding votes concerning executive pay at the Annual General Meeting as well as ensuring it engages with shareholders on executive pay matters. The 2019 Policy has been formulated taking into account the Company's understanding of current shareholder views on the Company's remuneration policy and practices.

Directors' Remuneration Policy for Non-Executive Directors

          The following table summarizes the 2019 Policy as proposed to be applied to Non-Executive Director remuneration, subject to its approval:

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

Non-Executive Directors fees including Non-Executive Chairman	To appropriately remunerate the Non-Executive Directors	The Non-Executive Directors are paid a basic fee. Supplemental fees may be paid for additional responsibilities and activities, such as for the committee chairmen and other members of the main Board committees (e.g. audit, compensation, nominations and corporate governance) and the Senior Independent Director, to reflect the additional responsibilities as well as travel fees to reflect additional time incurred in travelling to meetings.	Not applicable

These fee levels are reviewed periodically, with reference to time commitment, knowledge, experience and responsibilities of the role as well as market levels in comparable companies both in terms of size and sector.

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

The Company does not currently have a Non-Executive Chairman. If one were appointed his fee would be set at a level with reference to time commitment, knowledge, experience and responsibilities of the role as well as market levels in comparable companies both in terms of size and sector.

There is no maximum fee level or prescribed annual increase.
Payment of expenses and benefits	To support the Non-Executive Directors in the fulfilment of their duties

Reasonable expenses incurred by the Non-Executive Directors in carrying out their duties may be reimbursed by the Company including any personal tax payable by the Non-Executive Directive as a result of reimbursement of those expenses. The Company may also pay an allowance in lieu of expenses and may arrange and pay for the provision of advice or assistance in relation to personal taxes for which the Non-Executive Director may be liable in connection with his or her appointment to the Board, if it deems this appropriate.

Not applicable

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

The Company provides Non-Executive Directors with directors' and officers' liability insurance and an indemnity to the fullest extent permitted by the Companies Act.

Legacy Arrangements with Certain Non-Executive Directors

          Prior to the Business Combination, in keeping with many other NASDAQ listed companies, Globe granted restricted stock units and share appreciation rights to its Non-Executive directors. Outstanding awards as at 31 December 2019 held by the Non-Executive Directors, who were previously Globe's Non-Executive directors, are set out in the ARR.

          It is noted that those Non-Executive Directors with restricted stock units and share appreciation rights may be regarded as not being independent by U.K. based proxy voting agencies although the Board considers them to be fully independent. It is a provision of this Policy that the Company may accelerate the vesting of or repurchase of these awards based on an independent valuation, if it deems it to be appropriate.

Letters of Appointment with Non-Executive Directors

          The Company does not enter into service contracts with its Non-Executive Directors, rather the Company enters into letters of appointment for a rolling period of 12 months with each annual renewal being subject to re-election at each annual general meeting of the Company. No compensation for loss of office is payable in the event a Non-Executive Director is not re-elected. The Company may request that Non-Executive Directors resign with immediate effect in certain circumstances (including material breach of their obligations) in which case their appointment would terminate without compensation to the Non-Executive Director for such termination but with accrued fees and expenses payable up to the date of termination.

Appointment of Non-Executive Directors

          For the appointment of a Non-Executive Chairman or other Non-Executive Directors, the fee arrangement would be in accordance with the approved Directors' Remuneration Policy in place at that time.

Minor amendments

          The Committee may make minor changes to the Policy, which do not have a material advantage or disadvantage overall to directors, to aid in its operation or implementation (including to take account of any change in legislative or regulatory requirements applicable to the Company) without seeking shareholder approval for a revised version of the Policy.

Annual Report on Remuneration

Implementation of the Directors' Remuneration Policy for the year ending 31 December 2020

          This section sets out how the Committee intends to implement the Policy for the year ending 31 December 2020.

Base salary

          Javier López Madrid was appointed as Executive Chairman with effect from 31 December 2016. Javier López Madrid's salary was reviewed on his appointment and remains unchanged at £555,000 ($708,624) per annum.

          Marco Levi was appointed as Chief Executive Officer on 10 January 2020 and to the Board of Directors on 15 January 2020. Marco Levi's base salary as CEO is €600,000 ($671,760) per annum.

          Neither Javier López Madrid nor Marco Levi receive any additional fees or compensation for their respective roles on the Board.

Pension and benefits

          In accordance with the Policy, both Executive Directors receive a pension contribution at the rate of 20% of base salary, payable as a cash allowance, and health insurance, income protection and life assurance benefits to the value of approximately 5.02% of salary for the Executive Chairman and 4.06% for the CEO. The Executive Chairman also receives an expatriate benefits allowance equal to 20% of base salary. The exceptional additional expatriate allowance of a further 20% of salary awarded to the Executive Chairman for a period of up to three years to 31 December 2019 ceased to be paid from 1 January 2019. Expatriate allowances are reviewed by the Committee on an annual basis. In the first year of his employment only, the CEO will receive a further allowance of up to €30,000 ($33,588) in respect of temporary housing and relocation costs.

          The Company provides directors' and officers' liability insurance and an indemnity to the fullest extent permitted by the Companies Act.

Variable Remuneration

          In light of the current level of uncertainty resulting from the COVID-19 pandemic referred to in the Chairman's letter on page 7 and, in the case of the Company's long term incentive awards, the effect which the pandemic has had on share prices, the Committee has decided to delay the implementation of its variable compensation plans for 2020 until such time as it is feasible to set relevant and stretching targets, appropriately aligned to the Company's strategic priorities and key financial performance indicators for 2020. As at the date of this report, the objectives for the Annual Bonus plan for 2020 and the performance conditions for any grant under the Company's Equity Incentive Plan in 2020 remain to be determined.

Annual bonuses

          In light of the uncertainties resulting from the COVID-19 pandemic, the bonus opportunity and performance measures for the annual bonus in 2020 will be determined later in the year, when we expect to have more clarity

Long-term incentives

          In light of the uncertainties resulting from the COVID-19 pandemic and its impact on share prices in recent months, the level of long-term incentive award as a percentage of base salary and the performance conditions to be applied to awards in 2020 will be determined later in the year when we expect to have more clarity.

Payments on Termination of Executive Director's Employment

          Pedro Larrea Paguaga left the Company on 10 January 2020 and resigned from the Company's Board on the same day. In accordance with the Policy and his service agreement with the Company dated 28 June 2017, Pedro Larrea Paguaga has received or will receive during 2020 a payment in lieu of notice (PILON) totaling £843,375 (before deductions for tax and social security contributions) payable:

  (a)
  as to £506,085 within 2 working days of 10 January 2020; and

  (b)
  as to £337,390 within 10 working days after the Company's full year 2019 financial statements have been concluded and audited and its Annual Report on Form 20-F has been duly filed with the U.S. Securities and Exchange Commission.

          The PILON comprises:

  •
  Salary for the 12 months' notice period in the Service Agreement (Notice Period) of £475,000;

  •
  Contractual entitlement to a sum equal to the average of the annual bonus amounts paid to Mr Larrea Paguaga during the last three completed financial years totalling £207,802

  •
  Pension allowance for the Notice Period of £95,000

  •
  The approximate cost to the Company of contractual private health and life insurance for the Notice Period of £20,000

  •
  £45,673 in accrued holiday pay.

          As a term of the settlement reached with Mr. Larrea Paguaga and as is customary in the U.K. to protect the interests of the Company, the Company contributed £25,000 excluding VAT in respect of the costs of Mr. Larrea Paguaga's solicitor on advising on his termination of employment and has agreed to assist with the reasonable costs of the provision of UK and Spanish tax advice to Mr. Larrea Paguaga for tax years falling in financial years ending 31 December 2018 and 2019, subject to that advice being provided by the Company's usual tax adviser. It was agreed that no annual bonus for 2019 and no retention bonus would be payable to Mr. Larrea Paguaga, notwithstanding any prior commitment of the Company to do so.

          In accordance with the rules of the Equity Incentive Plan, Mr Larrea Paguaga will be treated as a good leaver in respect of his outstanding share awards. These are detailed on page 56.

Non-Executive Director share ownership guidelines

          In 2018, the Non-Executive Directors reviewed the guidelines under which they had voluntarily agreed to apply on a cumulative basis at least a quarter of their normal annual gross fees to acquire shares under arrangements designed to ensure that shares can be purchased on a regular basis over a period of eight years and agreed several points of clarification, including that:

  •
  Where more or fewer shares are acquired in any year, the value of shares to be acquired in subsequent years may be reduced or increased respectively such that on a cumulative basis the 25% test is satisfied;

  •
  Each Non-Executive Director agrees to retain his or her shares until the earlier of achieving a holding equal to twice his or her annual base fees being achieved or that director leaving the Board;

  •
  Where a director holds outstanding and exercisable share-based or phantom restricted stock awards, the shares or notional shares under award are to be taken into account in determining the relevant director's holding and may be exercised and disposed of at any time (with consequent effect on the director's holding).

          In light of the fall in the share price in 2018 and 2019 and the impact on the Company's share price of the uncertainties arising from the COVID-19 pandemic in early 2020, a further review of the Non-Executive Director share ownership guidelines may be undertaken in 2020.

          The holdings for Executive and Non-Executive Directors as at 31 December 2019 are set out below.

Fees for the Non-Executive Directors

          The fee structure and levels were set following the Business Combination. Fees are set and payable in Pounds sterling and are reviewed — but not necessarily increased — annually, with changes normally effective from 1 January in each year. The fees for 2020 are the same as those for 2019 and have not changed since 2016:

Non-Executive Director base fee	£70,000 ($89,376)
Senior Independent Director	£35,000 ($44,688)
Member of Audit Committee	£17,500 ($22,344)
Member of Compensation Committee	£15,500 ($19,790)
Member of Corporate Governance Committee	£12,000 ($15,322)
Member of Nominations Committee	£1,500 ($1,915 per meeting, subject to an annual cap of £10,000 ($12,768))(1)
Committee Chairman	Two times membership fee
Travel fee (per meeting)
Intercontinental travel	£3,500 ($4,469)
Continental travel	£1,500 ($1,915)

Notes:

(1)
No fees are payable to the Chair of the Nominations Committee while the individual in that role is also an Executive Director

Remuneration paid in respect of the year to 31 December 2019

Single Figure of Remuneration for the period — Audited

          The table below shows the aggregate emoluments earned by the Executive Directors of the Company who served at any point in 2019 for the years ended 31 December 2019 and 31 December 2018. The emoluments shown for 2019 have been converted to USD at the Group's average rate for year to 31 December 2019 of GBP1:USD1.2768. Those for 2018 were converted at the rate of GBP1:USD1.3356 in accordance with the 2018 U.K. Annual Report. Numbers given in Euros in any part of the Directors Remuneration Report are converted to USD at the Group's rate of €1:USD1.1196 and to GBP at the Group's rate of €1:GBP0.8773.

          Marco Levi was appointed as CEO in January 2020. He did not serve during — and therefore received no remuneration in respect of — the year ended 31 December 2019.

	Salary(1) (USD 000s)		Benefits(2) (USD 000s)		Pension(3) (USD 000s)		Annual Bonus(4) (USD 000s)		Long-term incentives(5) (USD 000s)		Total (USD 000s)

Executive Director	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Javier López Madrid	709	741	175	329	142	148	—	—	52	23	1078	1241
Pedro Larrea Paguaga	606	634	200	298	121	127	—	—	39	17	966	1067

(1)
No change in salary has been made year on year, any difference resulting in changes in the GBP: USD exchange rate.

(2)
For Javier López Madrid, benefits include an expatriate allowance of 20% of salary (£111,000 ($141,725) in 2019), and medical insurance and life assurance coverage.

For Pedro Larrea Paguaga, benefits include an expatriate allowance of 20% of salary (£95,000 ($121,296) in 2019), medical insurance and life assurance coverage and relocation costs on his returning to work from our new headquarters in Madrid.

In 2018, the Executive Directors received the same benefits as in 2019, together with an additional expatriate allowance of 20% of salary which ceased to be payable on 31 December 2019.

(3)
For 2019 the pension for Javier López Madrid and Pedro Larrea Paguaga is 20% of base salary payable as a cash supplement.

(4)
No annual bonus was awarded in respect of 2019 and no amounts were deferred into shares.

(5)
The performance period of the 2017 long-term incentive awards ended on 31 December 2019. As outlined below, the 2017 awards are expected to vest as to 38.80% in June 2020. The value shown in the table is an estimate using the average share price over the last three months of the financial year 2019 and includes the value of dividend equivalents. The performance period of the 2016 long-term incentive awards ended on 31 December 2018 and the awards vested as to 35.74% in December 2019. The value shown in the table reflects the share price as at the date of vesting and includes the value of dividend equivalents. It differs from the figures given in the 2018 U.K. Annual Report where an estimate using the average share price over the last three months of the financial year 2018 was used and dividend equivalents not included.

          The table below shows the aggregate emoluments earned by the Non-Executive Directors of the Company who served at any time during 2019 for the years ended 31 December 2019 and 31 December 2018. The emoluments shown for 2019 have been converted to USD at the Group's average yearly rate of GBP1: USD1.2768. Those for 2018 were converted at the rate of GBP1: USD1.3356 in accordance with the 2018 U.K. Annual Report.

	Fees ($'000)		Benefits ($'000)(1)		Total ($'000)

Non-Executive Directors	2019	2018	2019	2018	2019	2018

José María Alapont(2)	215.4	128.8	9.6	8.0	224.9	136.8
Donald G Barger Jr	130.8	140.9	26.8	18.7	157.7	159.6
Bruce L Crockett	131.5	137.5	31.3	28	162.8	165.6
Stuart E Eizenstat	106.6	109.5	17.9	16	124.5	125.5
Manuel Garrido y Ruano	104.7	109.5	13.4	12	118.1	121.5
Greger Hamilton(3)	161.1	156.3	1.9	0	162.9	156.3
Javier Monzón(4)	36.2	178.3	3.8	14	39.9	192.3
Pierre Vareille(5)	48.9	137.6	5.7	12	54.6	149.6
Juan Villar Mir de Fuentes	89.4	93.5	7.6	8	97.0	101.5

(1)
Benefits comprise travel allowances.

(2)
José María Alapont was appointed to the Board on 24 January 2018 and his fees and benefits for 2018 reflects the period from his appointment to 31 December 2018. He was appointed as Senior Independent Director and Chairman of the Corporate Governance Committee in January 2019. He undertook additional duties in 2019 as a designated director of the Board for which he was paid additional fees totaling £9,139 ($11,669) (2018: none).

(3)
Greger Hamilton undertook additional duties in 2019 as a designated director of the Board for which he was paid additional fees totaling £9,139 ($11,669) (2018: none).

(4)
Javier Monzon resigned from the Board on 13 May 2019 and his fees and benefits for 2019 reflect the period to the date of his resignation.

(5)
Pierre Vareille resigned from the Board on 14 May 2019 and his fees and benefits for 2019 reflect the period to the date of his resignation.

Annual bonus for the financial year to 31 December 2019 for the Executive Directors — audited

          The target annual bonus opportunity for each of the Executive Directors was 100% of salary, with a maximum opportunity of two times target, and the performance measures for 2019 for each are detailed in the tables below. In addition to these measures, the annual bonus in 2019 was subject to two underpins. One was based on a 20% improvement in the Group's lost time injury frequency rate compared with 2018 and there being no fatal accidents resulting from the Company's acts or omissions during the year under review; if this underpin was not met, the annual bonus otherwise payable would be reduced by 20%. The second was based on the Company meeting certain criteria relating to its financing arrangements; if these were not met, the annual bonus otherwise payable would be reduced by 100%.

          Performance in respect of the performance metrics for 2019 is detailed in the table below. Although the target for free cash-flow was achieved, the Company was dissatisfied with its performance on health and safety notwithstanding improvements made and on the criteria in relation to Company's financing arrangements. The Executive Chairman therefore proposed to the Committee that no annual bonus be payable to him in respect of 2019 and the Committee agreed to this proposal as the appropriate outcome. No annual bonus was payable to the former CEO following his departure in January 2020.

          Performance targets and performance for the Executive Directors in 2019 were:

Measure	Weighting (target % of award)	Threshold performance (0% of target paid)	Target performance (100% of target paid)	Stretch performance (200% of target paid)	Actual Performance	Bonus outcome (as a percentage of target)	Weighted bonus outcome(1)

Adjusted EBITDA	33.3%	$60 million	$100 million	$180 million	$(42) million	0%	0%
Free cash-flow(2)	66.7%	$0 million	$75 million	$150 million	$91.68 million	122%	81.34%

(1)
Prior to application of the underpins.

(2)
Including the proceeds of divestitures.

Long term incentive awards for the financial year ended 31 December 2019 — Audited

Awards vesting/ performance period ending in financial year 2019

          The performance period of the 2017 LTIP awards ended on 31 December 2019. 60% of each award was determined by Ferroglobe's Total Shareholder Return (TSR) performance. 50% of the TSR part of the award was calculated relative to a bespoke group of peers, and the other 50% relative to the S&P Global 1200 Metals and Mining Index in line with last year's award. Vesting of the remaining 40% of each award related to the Company's return on invested capital (ROIC) over the performance period as compared with the bespoke comparator group of the Company's peers and the Company's net operating profit after tax (NOPAT) growth as compared to the same bespoke comparator group of the Company's peers. Vesting of these awards was calculated as follows:

	Weighting	Threshold (0%)	Target (100%)	Maximum (200%)	Actual	Vesting %

Total shareholder return relative to a bespoke group(1)	30%	Less than median (50th percentile)	50th percentile	90th percentile	Below lowest ranked	0%
TSR relative to the S&P 1200 Metals and Mining Index(2)	30%	Less than Index TSR	Equal to Index TSR	Equal to Index TSR + 25 percentage points	–92.8%	0%
Relative return on invested capital ("ROIC")(3)	20%	Below percentile 25 (1.46%)	Median (2.48%)	Percentile 75 and above (4.30%)	0.69%	0%
Relative net operating profit after tax ("NOPAT") growth(3)	20%	Below percentile 25 (–88.1%)	Median (–70.2%)	Percentile 75 and above (72.9%)	65.2%	193.99%
Weighted average (max 200%)						38.80%

(1)
Between the 50th and 75th percentile, proportionate vesting of between target (100%) and 150% of target. Between 75th percentile and 90th percentile, proportionate vesting of between 150% and 200% of target

(2)
Equal to Index TSR + 15 percentage points, vesting of 150% of target. Straight line vesting between Index TSR and Index TSR +15 percentage points and between Index TSR+15 percentage points and Index TSR +25 percentage points

(3)
Percentile 25, vesting of 50% of target

          As a result, the following awards are expected to vest in the normal course in 2020:

	Type of award	Grant date	Vesting date	Number of shares awarded	Percentage of target award vesting (0% - 200%)	Number of shares to vest(1)	Estimated value to of award to vest (USD)(2)

Javier López Madrid	LTIP Nil-cost option	1 June 2017	1 June 2020	154,703	38.80%	60,025	51,792
Pedro Larrea Paguaga(3)	LTIP Nil-cost option	1 June 2017	1 June 2020	115,134	38.80%	44,672	38,545

(1)
The number of shares shown excludes dividend equivalents to be awarded in the form of shares.

(2)
The value shown in the table is an estimate using the average share price over the last three months of the financial year and includes dividend equivalents.

(3)
Pedro Larrea Paguaga is a 'good leaver' under the rules of the Equity Incentive Plan.

Deferred share bonus awards granted in financial year 2019

          Under the terms of the Company's annual bonus plan, where the annual bonus payable in any year exceeds 100% of the relevant Executive's salary, the bonus is divided into 100% of salary paid in cash and the balance deferred into shares for a period of three years. As no annual bonuses were awarded or paid in respect of the financial year ended 31 December 2019, no amounts were deferrable into shares and no deferred share bonus plan awards were granted in 2019.

Long-term incentive awards granted in financial year 2019

          On 14 March 2019, Javier López Madrid and Pedro Larrea Paguaga were granted long-term incentive awards as set out in the table below. These awards were discounted by 50% compared with the target level of awards made in prior years to take account of the fall in the share price in 2018 and 2019 and are subject to a cap on vesting at eight times the value of the target number of shares at the share price at grant.

	Type of award(1)	Basis of award (at target)(2)	Share price at date of grant(3)	Number of shares at target	Face value of shares at target(4)	Face value of shares at maximum(5)	Vesting at threshold	Performance period(6)

Javier López Madrid	Nil-cost option	115% of salary of $728,715	$2.448	342,329	$838,031	$1,676,043	40%	3 years to 31 December 2021
Pedro Larrea Paguaga	Nil-cost option	100% of salary of $623,675	$2.448	254,769	$623,675	$1,247,349	40%	3 years to 31 December 2021

(1)
No price is normally payable on the exercise of the nil-cost option although the Company reserves the right to require the payment of the nominal cost of the shares as a condition of exercise if required to enable the issue or transfer of the shares.

(2)
Converted at GBP1:USD1.313, being the exchange rate on the date of grant.

(3)
This figure represents the average closing share price for the five days prior to the date of grant.

(4)
The value shown in this column has been calculated by multiplying the number of shares that would vest at target by the average closing share price for the five days prior to the date of grant.

(5)
The value shown in this column has been calculated by multiplying the number of shares that would vest at maximum (being 200% of target) by the average closing share price for the five days prior to the date of grant.

(6)
See below for details of the performance conditions applicable to the awards.

          Vesting of 60% of the award will be determined by Ferroglobe's TSR. Performance will be measured over three years commencing 1 January 2019 with vesting as set out below. 50% of the

TSR part of the award will be determined by Ferroglobe's TSR relative to the following bespoke group of peer companies:

Commercial Metals Company	Boliden
Allegheny Technologies, Inc	Morgan Advanced Material
Materion Corporation	Minerals Technologies
Steel Dynamics Inc	Kaiser Aluminium
Antofagasta plc	Vallourec
Schnitzer Steel Industries	Worthington Industries
Eramet	Salzgitter AG
Norsk Hydro
AMG Advanced Metallurgical Group

TSR Performance	Vesting scale
Less than median (50th percentile)	No vesting of awards
Between the 50th and 75th percentile	Proportionate vesting of between target (100%) and 150% of target
Between 75th percentile and 90th percentile	Proportionate vesting of between 150% and 200% of target
90th percentile	200% of target

          The other 50% of the TSR part of the award will be determined by Ferroglobe's TSR relative to the S&P Global 1200 Metals and Mining Index.

TSR Performance	Vesting scale
Less than Index TSR	No vesting of awards
Equal to Index TSR	Target (100%)
Equal to Index TSR + 15 percentage points	150% of target
Equal to Index TSR + 25 percentage points	200% of target

          With straight line vesting between Index TSR and Index TSR +15 percentage points and between Index TSR+15 percentage points and Index TSR +25 percentage points.

          The Committee determined that the measures applicable to the long-term incentive awards granted in 2018 remained appropriate, comparing (i) the Company's return on invested capital (ROIC) over the three-year period with that of a bespoke comparator group of the Company's peers using a quarterly average for the calculation of Invested Capital and (ii) the Company's net operating profit after tax (NOPAT) growth with that of the same bespoke comparator group of the Company's peers set out above. Performance will be measured over three years with vesting as set out below.

ROIC over the performance period	Vesting scale
Below percentile 25	0%
Percentile 25	50%
Median	100%
Percentile 75 and above	200%

NOPAT growth over the Performance Period	Vesting scale
Below percentile 25	0%
Percentile 25	50%
Median	100%
Percentile 75 and above	200%

          No portion of the ROIC component shall vest unless the Company's ROIC over the performance period is at least equal to the percentile 25 average ROIC for the members of the comparator group over the performance period. No portion of the NOPAT component shall vest unless the ratio between the Company's NOPAT for the twelve-month period ending 31 December 2021 against the Company's NOPAT for the twelve-month period ending 31 December 2018 is at least equal to the Lower Quartile NOPAT growth ratio for the members of the comparator group over the same period. There is straight line vesting between each vesting point (percentile 25, median and percentile 75).

Directors' shareholding and share interests — Audited

          The table below sets out the number of shares held or potentially held by directors (including their connected persons where relevant) as at 31 December 2019.

Director	Beneficially owned shares	Number of shares under long term incentive awards without performance conditions(1)	Number of shares under long term incentive awards with performance conditions(2)		Target shareholding guideline (as a % of salary or average gross annual fees as applicable)	Percentage of Executive Director's salary held as shares as at 31 December 2019(3)

Javier López Madrid	42,500	22,829	634,650	(4)	200%	5.64%
Pedro Larrea Paguaga	35,000	19,538	472,321	(5)	200%	5.42%
José María Alapont	15,000	—	—		—
Donald G. Barger Jr	20,636	26,044	—		200%
Bruce L. Crockett	6,000	29,830	—		200%
Stuart E. Eizenstat	24,972	2,303	—		200%
Manuel Garrido y Ruano	870	—	—		200%
Greger Hamilton	5425	—	—		200%
Juan Villar Mir de Fuentes	—	—	—		200%

(1)
See page 56 for details.

(2)
At target vesting. See page 56 for details.

(3)
Measured by reference to beneficially owned shares only and using the closing share price at 31 December 2019 of $0.94 and the annual salaries of the Executive Directors in USD as disclosed in this U.K. Annual Report and Accounts.

(4)
Including 24,497 shares awarded under the Equity Incentive Plan in 2016 which vested on 5 December 2019. See page 56 for details.

(5)
Including 18,231 shares awarded under the Equity Incentive Plan in 2016 which vested on 5 December 2019. See page 56 for details.

          The Directors' outstanding share awards as at 31 December 2019 were as detailed below:

Director	Award type	Grant date	Outstanding(1)	Subject to performance conditions(2)	Exercisable as of 31 December 2019	Exercised during the year to 31 December 2019	Future vesting		Vesting date

Javier López Madrid	LTIP Nil cost option	24.11.16	24,497	—	Yes	—	—		5.12.19
	LTIP Nil cost option	01.06.17	154,703	Yes	—	—	60,025	(2)	01.06.20
	LTIP Nil cost option	21.03.18	113,121	Yes	—	—	113,121		21.03.21
	Deferred Bonus Award: Nil cost option	14.06.18	22,829	No	—	—	22,829		14.06.21
	LTIP Nil cost option	14.03.19	342,239	Yes	—	—	342,239		14.03.21
Pedro Larrea Paguaga	LTIP Nil cost option	24.11.16	18,231	—	—	—	18,231		5.12.19
	LTIP Nil cost option	01.06.17	115,134	Yes	—	—	44,672	(2)	01.06.20
	LTIP Nil cost option	21.03.18	84,187	Yes	—	—	84,187		21.03.21
	Deferred Share Bonus Award	14.06.18	19,538	No	—	—	19,538		14.06.18
	LTIP Nil cost option	14.03.19	254,679	Yes	—	—	254,679		14.03.21
Donald G. Barger(3)	SAR	Various	2,303	No	Yes	—	—		—
	RSU/C	Various	23,741	No	Yes	—	—		—
Bruce L. Crockett(3)	NQ	Various	25,000	No	Yes	—
	RSU/C	Various	2,527	No	Yes	—	—		—
	SAR	Various	2,303	No	Yes	—	—		—
Stuart E. Eizenstat(3)	SAR	Various	2,303	No	Yes	—	—		—

(1)
Deferred share bonus awards at target granted to the Executive Directors only. Vested awards are shown without dividend equivalents.

(2)
Subject to performance conditions and continued employment in the case of awards to the Executive Directors. See page 54 for performance conditions applicable to the awards granted in 2019. As outlined earlier in this ARR, the 2017 awards are expected to vest as to 38.80% of target in June 2020.

(3)
These incentive awards are legacy awards which the Company is authorised to honour following shareholder approval of the Policy in June 2019.

Total pension entitlements — Audited

          Details of the value of pension contributions are provided in the Pensions column of the Single Figure of Remuneration table. Pension contributions are by way of a cash allowance or contribution to a 401(k) plan. There are therefore no specified retirement ages to disclose or consequences of early retirement.

Performance graph

          The graph below illustrates the Company's TSR performance relative to the constituents of the S&P 1200 Metals & Mining index from the start of the first day of listing of Ferroglobe's shares on 24 December 2015 to 31 December 2019. The graph shows performance of a hypothetical $100 invested and its performance over that period. The index has been chosen for this table as the most appropriate comparator for the Company in this period as the Company is a constituent of this index and uses the constituents of this index for one of the TSR comparator groups for the long-term incentive awards.

Executive Chairman remuneration table

	2019	2018(1)	2017(2)	2016(3)	2015(3)(4)

	Javier López Madrid	Javier López Madrid	Javier López Madrid	Alan Kestenbaum	Alan Kestenbaum
Executive Chairman's remuneration(5)	$1,086,784	$1,336,250	$2,106,244	$1,870,120	$225,551
Annual variable pay (including as a % of maximum)(6)	$0 (0%)	$0 (0%)	$935,423 (65.5%)	$738,886 (17.5%)	$201,783
LTIP awards where vesting is determined by performance in the relevant year(7)	19.40%	17.87%	N/A	N/A	N/A

(1)
At the exchange rate of 1 GBP: 1.3356 USD used in the FY18 Report

(2)
At the exchange rate of 1 GBP: 1.2886 USD used in the FY17 Report.

(3)
At the exchange rate of 1 GBP: 1.3507 USD used in the FY16 Report.

(4)
Reflecting the formation of the Company on completion of the Business Combination, the figures for 2015 are in respect of the period from 23 December 2015 to 31 December 2015 only.

(5)
Remuneration comprises total remuneration as shown in the single figure table in the ARA for 2019, in the 2018 U.K. Annual Report and Accounts for 2018, in the 2017 U.K. Annual Report and Accounts for 2017 and the 2016 U.K.

  Annual Report and Accounts for 2016 and 2015. Remuneration reported for 2015 is for the period from consummation of the BCA on 24 December 2015 to 31 December 2015.

(6)
Annual variable pay is the bonus amounts in respect of 2019 and 2018 shown in the single figure table on page 50 and, for each of those years, the percentage of maximum award it represents. Figures elsewhere in this report show bonus as a percentage of target.

(7)
The number of shares subject to long term incentive awards where final vesting is determined by reference to performance ending in the year under review is shown as a percentage of maximum opportunity. No long-term incentive awards awarded to the relevant Executive Chairman vested in 2017, 2016 or 2015, save for those vesting on Alan Kestenbaum's leaving the Company on 31 December 2016.

Percentage increase or reduction in the remuneration of the Executive Chairman

          The following table shows the percentage reduction in 2019 in the Executive Chairman's pay(1) compared with 2018 and the average percentage change in the same period in amounts paid to European employees of the Group as a whole. European employees have been chosen as an appropriate group against which to make the comparison as our Executive Chairman as at 31 December 2019 is based in Europe.

Executive Chairman's pay(1)	Average employee pay
2018 to 2019	2018 to 2019
(13.45)%	2.94%
(1)
The components of pay for these purposes includes salary, taxable benefits and annual variable pay

Relative importance of the spend on pay

          The following table shows the Company's actual spend on pay for all employees compared to distributions to shareholders in the financial year.

	1 January 2019 to 31 December 2019	1 January 2018 to 31 December 2018

Employee costs	$285,029,000	$341,064,000	(1)
Average number of employees	3,736	4,471	(2)
Distributions to shareholders	—	$40,569,322

(1)
Including the costs of employees employed in FerroAtlantica SAU, whose shares were sold by the Company in 2019, resulting in an adjustment to the staff costs to $338,862,000 for 2018.

(2)
Including employees employed in FerroAtlantica SAU, as above.

External directorships during financial year 2019

Javier López Madrid

  •
  Chief Executive Officer of Grupo VM.

  •
  Non-Executive Chairman and investor of Siacapital S.L..

          The Board was satisfied that under these arrangements the Executive Chairman had the necessary time to carry out his duties effectively during 2019.

          Under the Policy, Executive Directors may retain fees paid for external director appointments. These appointments are subject to approval by the Board and must be compatible with their duties as Executive Directors.

Membership of the Committee

          During the year to 31 December 2019, the Committee comprised Donald G. Barger, Jr as chairman and members José María Alapont and Bruce L. Crockett.

          The Executive Chairman, Chief Executive Officer and other members of the management team may be invited to attend meetings to assist the Committee. Other Non-Executive Directors are normally invited to attend meetings to assist the Committee in its deliberations as appropriate. No Executive, however, is present during any decision making in relation to their own remuneration.

External advisors

          Aon provides independent advice to the Committee and was appointed by the Committee in early 2016. The Committee seeks advice relating to Executive remuneration and Non-Executive Director remuneration and the wider senior management population from Aon. Aon also provided advice to management, to enable their support of the Committee, primarily in relation to remuneration reporting and the operation of incentive plans but does not provide any other services to the Company except for insurance broking services.

          The Committee is satisfied that the advice received from Aon in relation to executive remuneration matters is objective and independent. Aon is a member of the UK Remuneration Consultants Group and abides by the Remuneration Consultants Group Code of Conduct, which requires its advice to be objective and impartial. The fees paid to Aon for advice provided directly to the Committee in 2019 were £40,706 ($51,973) (2018: £168,499 ($225,047)) (excluding VAT).

Statement of shareholder voting

          The following table shows the results of:

  •
  the binding vote on the Policy commencing from Annual General Meeting of 28 June 2019; and

  •
  the advisory vote on the 2019 Remuneration Report at the Annual General Meeting of 28 June 2019.

	For	% of votes cast	Against	% of votes cast	Withheld

Directors' Remuneration Policy	125,949,908	91.07	12,268,746	8.87	83,069
Remuneration Report	137,699,211	99.57	569,454	0.41	33,058

Approval

          This Directors' Remuneration Report, including both the Policy and Annual Report on Remuneration has been approved by the Board.

Signed on behalf of the Board.

Chairman of the Compensation Committee
5 June 2020

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF FERROGLOBE PLC

Report on the audit of the financial statements

1.      Opinion

In our opinion:

  •
  the financial statements of Ferroglobe plc (the 'parent company') and its subsidiaries (the 'group') give a true and fair view of the state of the group's and of the parent company's affairs as at 31 December 2019 and of the group's loss for the year then ended;

  •
  the group financial statements have been properly prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB);

  •
  the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice, including Financial Reporting Standard 101 "Reduced Disclosure Framework"; and

  •
  the financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the group financial statements, Article 4 of the IAS Regulation.

We have audited the financial statements which comprise:

  •
  the consolidated income statement;

  •
  the consolidated statement of comprehensive income;

  •
  the consolidated and parent company statement of financial position;

  •
  the consolidated and parent company statements of changes in equity;

  •
  the consolidated cash flow statement;

  •
  the related notes 1 to 30 in respect of the group financial statements; and

  •
  the related notes 1 to 11 in respect of the parent company financial statements.

The financial reporting framework that has been applied in the preparation of the group financial statements is applicable law and IFRSs as issued by the International Accounting Standards Board (IASB). The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 101 "Reduced Disclosure Framework" (United Kingdom Generally Accepted Accounting Practice).

2.      Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the auditor's responsibilities for the audit of the financial statements section of our report.

We are independent of the group and the parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the Financial Reporting Council's (the 'FRC's') Ethical Standard as applied to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

3.      Material uncertainty relating to going concern

We draw attention to the Accounting Policies on note 3.1 in the financial statements and the detailed information on note 3.1, regarding the Group's ability to operate as a going concern; the Group is dependent on generating sufficient cash flow from trading activities to fund day to day operations, making scheduled interest and principal repayments and continuing to operate within the terms and conditions of the established debt facilities.

As discussed in note 3.1, the market for ferrometals is variable, and both price and volume can fluctuate significantly. Given the speed and frequency of continuously evolving developments with respect to the COVID-19 pandemic and the uncertainties this may bring for the Company and the demand for its products, it is difficult to forecast the level of trading activities and hence cash flow in the next twelve months and therefore there is a more than remote probability that the Group does not have sufficient cash and/or debt facilities to meet its obligations during this period.

The Group is forecast to have limited cash headroom through the 12 months from the date of this report and shortfalls from forecast would increase the pressure on that headroom. The Group continues to closely monitor operating cash flows, and are pursuing additional sources of financing to increase liquidity to fund operations. At this time, however, additional finance has not been secured.

Additionally, as described in note 3.1, there is a more than remote risk that early settlement of the $350million of Senior Notes due 1 March 2022, could be requested in the event of a change of control of Ferroglobe or Grupo Villar Mir, Ferroglobe´s main shareholder. The indenture governing the Senior Notes contains and defines change of control provisions which provide the noteholders the option to require the Company to redeem the notes in cash at 101% of the principal amount plus accrued interest.

In response to this, we obtained, challenged and assessed management's going concern forecasts, and performed procedures, including:

  •
  Testing the clerical accuracy of the model used to prepare the going concern forecasts;

  •
  Assessing the historical accuracy of forecasts prepared by management;

  •
  Verifying the consistency of key inputs relating to future costs, hedging and production to financial and operational information obtained during our audit;

  •
  Agreeing the available facilities to underlying agreements and external confirmations from debt providers and testing covenant calculation forecasts performed by management;

  •
  Challenging management as to the reasonableness of pricing assumptions applied, based on benchmarking to market data;

  •
  Performing sensitivity analysis on management's forecasts, including applying downside scenarios such as lower ferrometals prices and reduced production, and considering the mitigating actions highlighted by management in the event that they were required;

  •
  Challenging management on the likelihood of the potential early repayment of the Senior Loan Notes as a result on a change of control; and

  •
  Challenging management as to the adequacy of disclosures made in the Annual Report and Accounts.

As stated in note 3.1, these events or conditions indicate that material uncertainties exist that may cast significant doubt on the Group's and the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

4.      Summary of our audit approach

Key audit matters	The key audit matters that we identified in the current year were:
• Going concern (see material uncertainty relating to going concern section)
• Impairment of property, plant and equipment ('PP&E') and goodwill ;
• Appropriateness of the consolidation of the SPE undertaking the securitization program ; and
• Impairment of the parent company's investment in its two subsidiaries
Within this report, key audit matters are identified as follows:
Newly identified
Increased level of risk
Similar level of risk
Decreased level of risk

Materiality
The materiality that we used for the group financial statements was $17.1m, determined primarily by reference to revenue. The assessed materiality represents approximately one per cent of revenue and one per cent of total assets.

Scoping	As in the prior year, we focused our group audit scope primarily on the components in the following countries:
• United Kingdom;
• United States of America ('USA');
• Spain;
• France; and
• Canada

The components subject either to full scope audits or audits of specified balances represent 89% of the group's revenue. FerroPem SAS in France, Grupo Ferroatlantica SAU in Spain and the parent company in the UK were all subject to full scope audit.
Lower materialities were applied to the procedures performed on components, ranging from $3.4m to $10.3m.

Significant changes in our approach	Our audit approach is broadly consistent with the previous year, however:

•

We identified a new key audit matter in relation to going concern due to the existence of limited cash headroom, the vulnerability of future trading performance to fluctuations in market demand on the volume and pricing of the group's products and also the potential risk of an early repayment of the Senior Loan notes being required. Additionally, subsequent to the period end, the uncertainties involved in forecasting trading and cash flows through the forthcoming twelve months have increased as a result of the COVID-19 pandemic;

•

Last year our audit report included a key audit matter in relation to impairment of goodwill. We have included Property, plant and equipment ('PP&E') as part of this key audit matter because of the significant judgements and assumptions in the forecasts made by management to evaluate their respective recoverable amounts, in light of the losses made by the company during the year.

•

We identified a new key audit matter in relation to the accounting treatment of receivables in the securitisation programme due to the significant judgments and assumptions made by management, which requires the analysis of control over the 'SPE' (Ferrous Receivables DAC, a special purpose entity) and the consideration of the SPE's consolidation process.

• We identified a new key audit matter in relation to the impairment of the investments held by the parent company, Ferroglobe PLC, due to the losses made during the year.

5.      Key audit matters

          Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team.

          These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. In addition to the matter described in the material uncertainty relating to going concern section, we have determined the matters described below to be the key audit matters to be communicated in our report.

5.1.   Impairment of property, plant and equipment ('PP&E') and goodwill

As described in Notes 4.4, 7, and 9 to the financial statement, the Company's evaluation of property, plant and equipment and goodwill for impairment involves the comparison of their carrying amounts with their recoverable amount at the end of the reporting period, or more frequently if there are indicators that the assets might have become impaired.

The recoverable amount is the higher of the fair value and the value in use. If the asset itself does not generate cash flows that are independent from other assets, the company estimates the recoverable amount for the assets' cash-generating unit ("CGU")

The value in use of CGUs are developed by estimating the net present value of the future cash flows expected to be derived, discounted at a rate which reflects the time value of money and the risks specific to the CGU. The assets involved in this analysis are located in the US, Canada, most of the European business and certain assets in South Africa. The estimation of recoverable value of individual CGUs requires significant judgment in developing and applying key underlying assumptions concerning future market conditions, trading performance (sale prices, volumes, cost structure or "capex") as well as application of an appropriate discount rates (weighted average cost of capital or "WACC") and other factors (long-term growth rate). These inputs are estimated based on management's business plans, which are subject to change as business conditions change, and therefore, could affect the fair values in the future.

As of December 31, 2019, the book value of the above-mentioned CGUs was $821,875 thousand, including goodwill and property, plant and equipment. The US CGU is the only CGU with a carrying value attributable to goodwill of $29,702 thousand. As described in Note 25 to the financial statements an impairment charge of $175,899 thousand has been recognised in the year ended 31 December 2019.

We identified impairment of property, plant and equipment, and goodwill as a key audit matter because of the significant judgments involved in the assessment. A high degree of auditor judgment and an increased extent of audit effort, including the involvement of appropriate specialist support, was required to consider management's estimates and assumptions related to forecast of future cash flows, discount rates (WACC) and other factors (long-term growth rate).

How the scope of our audit responded to the key audit matter	Our audit procedures related to management's estimates and assumptions in developing future cash flows (mainly sale prices, volumes, cost structure and capex), discount rates (WACC) and other factors (long-term growth) included the following, among others:

•

We assessed the design and implementation and tested the operating effectiveness of relevant controls over the development of the impairment assessment of long-lived assets;

•

We considered the accuracy of past forecasts developed by management to aid assessment of the reliability of the forecasting process;

•

We considered key assumptions applied in the development of the discounted future cashflows, including their consistency with the forecasts used in the assessment of the carrying value of the individual CGUs, as discussed above. We confirmed the cashflow forecasts were consistent with the most recent forecasts approved by the Board of Directors;

•

We discussed and challenged management on key assumptions underlying the forecast, including evaluation of management's forecasts by reference to prior year and 2020 year to date results, current order book, comparison with the approved budget and changes in the regulatory environment;

•

We evaluated the volumes and prices projected for the period 2021-2024 using independent sources of information (such as analyst and industry reports or prices reports, when available) and considered information that could be potentially contradictory to management's forecast;

•

With the assistance of our fair value specialists, we evaluated the discount rates (WACC), the long-term growth rates and the underlying source information. Our fair value specialists also assisted in testing the mathematical accuracy of the calculations and developing a range of independent estimates and comparing those to management's discount rates (WACC) and the long term growth rate; and

•

We have evaluated the sensitivity analysis disclosed by the Company over the US CGU by comparing the results of the impairment test with significant changes and modifications (10% variances) to the underlying inputs such as the net cash flows, the discount rates (WACC) and the long-term growth rates.

Key observations	We are satisfied that the impairment of the group's property, plant and equipment ('PP&E') and goodwill as at 31 December 2019 is appropriate.

5.2.   Appropriateness of the consolidation of the SPE undertaking the securitization program

Key audit matter description	As described in Notes 10 and 16 to the financial statements, on July 31, 2017, the Company entered into an accounts receivable securitization program (the "Program") where trade receivables held by the Company's subsidiaries in the US, Canada, Spain and France were sold to Ferrous Receivables DAC, a special purpose entity domiciled and incorporated in Ireland (the "SPE"). On December 10, 2019, the Company refinanced the Program and amended and restated its terms, maintaining the Company's European subsidiaries as senior subordinated and junior subordinated lenders and creating a new interest in the senior and intermediate subordinated loan tranches. On September 5, 2019 as a consequence of certain amendments to the contract, Management determined, after considering the risk exposure for each lender, that Ferroglobe became exposed to variable returns and had the ability to affect those returns through its power over the investee. As such from this date it was concluded that Ferroglobe has control over the SPE and therefore that the SPE should be consolidated. This conclusion was maintained under the Program amended and restated on December 10, 2019. The new senior lender's commitments under the amended and restated securitization program are $150,000 thousand, of which $104,130 thousand was drawn at December 31, 2019.

We identified the appropriateness of the consolidation of the SPE undertaking the securitization program as a key audit matter because of the significant judgment involved in evaluating the analysis of control over the SPE. This required a high degree of the auditor judgment and an increased extent of audit effort, including the need to involve our IFRS technical specialists, when performing audit procedures to evaluate the reasonableness of management's estimates and assumptions related to the consolidation of the SPE.

How the scope of our audit responded to the key audit matter	Our audit procedures related to the consolidation of the SPE undertaking the securitisation program and the consolidation of the SPE included the following, among others:

•

We assessed the design and implementation and tested the operating effectiveness of relevant controls governing the assessment;

•

We performed procedures , including inquiry to management and review of relevant documentation, to obtain an understanding of the business purpose and economic substance of the transaction.

•

We evaluated the control of the Company over the SPE, considered whether the consolidation of the entity is required by the applicable accounting standards and assessed the appropriateness of the accounting treatment.

•

We used internal specialists to evaluate the assumptions used to assess the variable returns and the ability of Ferroglobe PLC to affect those returns through its power over the investee, which determine the control over the SPE, its risk exposure and therefore if its consolidation is required.

•

We performed audit procedures over the account receivables sold to the SPE, including the reconciliation of balances, verification with third-party reports and external confirmations.

•

We performed audit procedures over the consolidation process, including the review of the journal entries and the subsequent consolidation eliminations and adjustments.

Key observations	We have concluded that the accounting treatment adopted is reasonable.

5.3.   Carrying values of the parent company's investments in its two subsidiaries

Key audit matter description	The total carrying value of the Parent Company's investment in its two subsidiaries, Globe Specialty Metals Inc and Grupo Ferroatlantica SAU, as at 31 December 2019 is $611 million (2018: $1,068 million, as detailed at note 3 to the parent company financial statements.

Net assets of the subsidiaries were lower than their carrying values in the balance sheet of Ferroglobe PLC and the subsidiaries. This was considered to be an indicator of impairment in the carrying values of the investments.

Management conducted an impairment assessment by preparing discounted future cashflows which reflected their estimates of future cash flows expected to be generated by each of the subsidiary undertakings.

The assumptions used in developing the future cashflows were consistent with those applied in the group impairment assessment, discussed above and only including information related to events or conditions existing at 31 December 2019.

The value in use assessment identified a total recoverable amount lower than the carrying value of the investments in subsidiaries. Therefore, the company recognised an impairment of $438 million as at 31 December 2019.

The applied accounting policy and key sources of estimation uncertainty are discussed at note 1 to the Parent Company financial statements.

How the scope of our audit responded to the key audit matter	Our audit procedures related to management's estimates and assumptions considered to determine future cash flows of the subsidiary undertakings included the following, among others:

•

We assessed the design, implementation and operating effectiveness of relevant controls relating to the preparation of the discounted future cash flows;

•

We considered key assumptions applied in the development of the discounted future cashflows, including their consistency with the forecasts used in the assessment of the carrying value of the individual CGUs, as discussed above. We assessed that the cashflow forecasts were consistent with the most recent forecasts approved by the Board of Directors;

•

We considered the accuracy of past forecasts developed by management to aid assessment of the reliability of the forecasting process;

•

We discussed and challenged management on key assumptions underlying the valuation, through review of the forecast revenues, growth rates and the pre-tax discount rate applied; and

•

Working with our valuation specialists, we assessed the methodology applied in the valuation and the reasonableness of the applied discount rate.

Key observations	The carrying value of the investments in subsidiaries at 31 December 2019 is appropriate.

6.      Our application of materiality

6.1.   Materiality

          We define materiality as the magnitude of misstatement in the financial statements that makes it probable that the economic decisions of a reasonably knowledgeable person would be changed or influenced. We use materiality both in planning the scope of our audit work and in evaluating the results of our work.

          Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Group financial statements	Parent company financial statements

Materiality	$17.1m (2018: $18.5m)	$11.9m (2018: $13.9m)

Basis for determining materiality	Revenue.	Total assets, capped at 70% of group materiality (2018:75%)

Rationale for the benchmark applied
	We determined materiality using revenue. This is considered a more appropriate and stable benchmark, rather than profit based measures (profit before tax) particularly as the group was loss making in the year.	As the parent company is a non-trading entity, it is considered appropriate to use total assets for determining materiality.

6.2.   Performance materiality

          We set performance materiality at a level lower than materiality to reduce the probability that, in aggregate, uncorrected and undetected misstatements exceed the materiality for the financial statements as a whole. Group performance materiality was set at 70% of group materiality for the 2019 audit (2018: 75%). In determining performance materiality, we considered the following factors:

  a.
  the quality of the control environment and whether we were able to rely on controls;

  b.
  the nature, volume and size of misstatements (corrected and/or uncorrected) in the previous audit; and

  c.
  factors resulting in higher engagement risk, driven by the financial condition of the group as at year end and impacting the going concern basis of accounting as described in Section 3 of this audit report and in note 3 to the consolidated financial statements.

6.3.   Error reporting threshold

          We agreed with the Audit Committee that we would report to the Committee all audit differences in excess of $0.85m (2018: $0.92m), as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds. We also report to the Audit Committee on disclosure matters that we identified when assessing the overall presentation of the financial statements.

7.      An overview of the scope of our audit

7.1.   Identification and scoping of components

          The group comprises three reportable segments (North America, Europe and South Africa) and the corporate business unit, each of which were included in our assessment of the risks of material misstatement.

          As in the prior year, we focused our group audit scope primarily on the components in the following countries:

  •
  United Kingdom;

  •
  United States of America ("USA");

  •
  Spain;

  •
  France; and

  •
  Canada

          Full scope audits were performed on those components audited by the Group team and by the component teams on Grupo Ferroatlantica S.A. in Spain, FerroPem SAS France and the parent company in the UK. Specified audit procedures were performed at the group's other locations in USA and Canada. The materialities applied to components ranged from $10.2 million to $3.4 million (2018: $11.1 million to $3.7 million). The coverage of our audit work is shown below in section 7.2. of this audit report.

7.2.   Working with other auditors

          The UK group audit team worked on an integrated basis with Deloitte Spain, directly performing and overseeing audit work performed in the UK and Spain, and overseeing the work of component auditors.

          The integrated UK and Spanish audit team planned, supervised and reviewed work performed by component auditors in France, USA and Canada; the level of direct involvement varied by location and included, a review of the reports provided on the results of the work undertaken by the component audit teams, attendance to meetings with local engagement teams and detailed review of their audit work documentation.

          The coverage of our audit work across the group is shown below:

8.      Other information

          The directors are responsible for the other information. The other information comprises the information included in the annual report, other than the financial statements and our auditor's report thereon.

          Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.

          In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

          If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether there is a material misstatement in the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

          We have nothing to report in respect of these matters.

9.      Responsibilities of directors

          As explained more fully in the directors' responsibilities statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

          In preparing the financial statements, the directors are responsible for assessing the group's and the parent company's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.

10.    Auditor's responsibilities for the audit of the financial statements

          Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

          A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

Report on other legal and regulatory requirements

11.    Opinions on other matters prescribed by the Companies Act 2006

          In our opinion the part of the directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

          In our opinion, based on the work undertaken in the course of the audit:

  •
  the information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and

  •
  the strategic report and the directors' report have been prepared in accordance with applicable legal requirements.

          In the light of the knowledge and understanding of the group and the parent company and their environment obtained in the course of the audit, we have not identified any material misstatements in the strategic report or the directors' report.

12.    Matters on which we are required to report by exception

12.1. Adequacy of explanations received and accounting records

          Under the Companies Act 2006 we are required to report to you if, in our opinion:

  •
  we have not received all the information and explanations we require for our audit; or

  •
  adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

  •
  the parent company financial statements are not in agreement with the accounting records and returns.

          We have nothing to report in respect of these matters.

12.2. Directors' remuneration

          Under the Companies Act 2006 we are also required to report if in our opinion certain disclosures of directors' remuneration have not been made or the part of the directors' remuneration report to be audited is not in agreement with the accounting records and returns.

          We have nothing to report in respect of these matters.

13.    Use of our report

          This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Graeme Sheils, CA (Senior statutory auditor)
For and on behalf of Deloitte LLP
Statutory Auditor
London, UK
5 June 2020

FERROGLOBE PLC

FINANCIAL STATEMENTS CONTENTS

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2019 AND 2018

Thousands of U.S. Dollars

	Notes	2019 $'000	2018 $'000

ASSETS
Non-current assets
Goodwill	Note 7	29,702	202,848
Other intangible assets	Note 8	51,267	51,822
Property, plant and equipment	Note 9	740,906	888,862
Other non-current financial assets	Note 10	2,618	70,343
Deferred tax assets	Note 22	59,551	14,589
Non-current receivables from related parties	Note 23	2,247	2,288
Other non-current assets	Note 12	1,597	10,486
Non-current restricted cash and cash equivalents	Note 10	28,323	—

Total non-current assets		916,211	1,241,238
Current assets
Inventories	Note 11	354,121	456,970
Trade and other receivables	Note 10	309,064	155,996
Current receivables from related parties	Note 23	2,955	14,226
Current income tax assets	Note 22	27,930	27,404
Other current financial assets	Note 10	5,544	2,523
Other current assets	Note 12	23,676	8,813
Cash and cash equivalents	Note 10	94,852	216,647

Total current assets		818,142	882,579

Total assets		1,734,353	2,123,817

EQUITY AND LIABILITIES
Equity
Share capital		1,784	1,784
Reserves		975,358	941,707
Translation differences		(210,152)	(207,366)
Valuation adjustments		(2,169)	(11,559)
Result attributable to the Parent		(280,601)	43,661
Non-controlling interests		118,077	116,145

Total equity	Note 13	602,297	884,372
Non-current liabilities
Deferred income		1,253	1,434
Provisions	Note 15	84,852	75,787
Bank borrowings	Note 16	144,388	132,821
Lease liabilities	Note 17	16,972	53,472
Debt instruments	Note 18	344,014	341,657
Other financial liabilities	Note 19	43,157	32,788
Other non-current liabilities	Note 21	25,906	25,030
Deferred tax liabilities	Note 22	74,057	77,379

Total non-current liabilities		734,599	740,368
Current liabilities
Provisions	Note 15	46,091	40,570
Bank borrowings	Note 16	14,611	8,191
Lease liabilities	Note 17	8,900	12,999
Debt instruments	Note 18	10,937	10,937
Other financial liabilities	Note 19	23,382	52,524
Payables to related parties	Note 23	4,830	11,128
Trade and other payables	Note 20	189,229	256,823
Current income tax liabilities	Note 22	3,048	2,335
Other current liabilities	Note 21	96,429	103,570

Total current liabilities		397,457	499,077

Total equity and liabilities		1,734,353	2,123,817

Notes 1 to 30 are an integral part of the consolidated financial statements

          The financial statements were approved by the Board and authorized for issue on June 5, 2020.

Signed on behalf of the Board.

Dr. Marco Levi
Director

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT FOR 2019, 2018 AND 2017

Thousands of U.S. Dollars

	Notes	2019 $'000	2018(*) $'000	2017(*) $'000

Sales	Note 25.1	1,615,222	2,242,002	1,732,276
Cost of sales		(1,214,397)	(1,446,677)	(1,043,275)
Other operating income		54,213	45,844	18,100
Staff costs	Note 25.2	(285,029)	(338,862)	(300,035)
Other operating expense		(225,705)	(277,560)	(234,399)
Depreciation and amortization charges, operating allowances and write-downs	Note 25.3	(120,194)	(113,837)	(100,402)
Impairment losses	Note 25.5	(175,899)	(58,919)	(31,641)
Net (loss) gain due to changes in the value of assets	Note 25.5	(1,574)	(7,623)	7,504
(Loss) gain on disposal of non-current assets	Note 25.6	(2,223)	14,564	(4,316)
Bargain purchase gain	Note 5	—	40,142	—
Other losses	Note 29	—	—	(2,613)

Operating (loss) profit		(355,586)	99,074	41,199
Finance income	Note 25.4	1,380	4,858	2,409
Finance costs	Note 25.4	(63,225)	(57,066)	(59,969)
Financial derivative gain (loss)	Note 19	2,729	2,838	(6,850)
Exchange differences		2,884	(14,136)	8,214

(Loss) profit before tax		(411,818)	35,568	(14,997)
Income tax benefit (expense)	Note 22	41,541	(20,459)	14,225

(Loss) profit for the year from continuing operations		(370,277)	15,109	(772)
(Loss) profit for the year from discontinued operations	Note 29	84,637	9,464	(5,050)

(Loss) profit for the year		(285,640)	24,573	(5,822)
Loss attributable to non-controlling interests	Note 13	5,039	19,088	5,144

(Loss) profit attributable to the Parent		(280,601)	43,661	(678)

Earnings per share

		2019	2018(*)	2017(*)

(Loss) profit attributable to the Parent ($'000)		(280,601)	43,661	(678)
Weighted average basic shares outstanding		169,152,905	171,406,272	171,949,128
Basic (loss) earnings per ordinary share ($)	Note 14	(1.66)	0.25	(0.00)
Weighted average basic shares outstanding		169,152,905	171,406,272	171,949,128
Effect of dilutive securities		—	123,340.00	—
Weighted average dilutive shares outstanding		169,152,905	171,529,612	171,949,128
Diluted (loss) earnings per ordinary share ($)	Note 14	(1.66)	0.25	(0.00)

(*)
The amounts for prior periods have been restated to reclassify the results of the Company´s Spanish hydroelectric assets within profit (loss) from discontinued operations.

Notes 1 to 30 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) INCOME
FOR 2019, 2018 AND 2017

Thousands of U.S. Dollars

	2019 $'000	2018(*) $'000	2017(*) $'000

(Loss) profit for the year	(285,640)	24,573	(5,822)
Items that will not be reclassified subsequently to income or loss:
Defined benefit obligation	(1,859)	3,568	4,511
Tax effect	—	(296)	—

Total income and expense that will not be reclassified subsequently to income or loss	(1,859)	3,272	4,511
Items that may be reclassified subsequently to income or loss:
Arising from cash flow hedges	9,663	10,006	(24,171)
Translation differences	(8,698)	(45,435)	54,670
Tax effect	—	—	—

Total income and expense that may be reclassified subsequently to income or loss	965	(35,429)	30,499
Items that have been reclassified to income or loss in the period:
Arising from cash flow hedges	2,390	(7,228)	15,138
Tax effect	(805)	(190)	(390)

Total transfers to income or loss	1,585	(7,418)	14,748

Other comprehensive income (loss) for the year, net of income tax	691	(39,575)	49,758

Total comprehensive (loss) income for the year	(284,949)	(15,002)	43,936

Attributable to the Parent	(281,097)	4,976	47,158
Attributable to non-controlling interests	(3,852)	(19,978)	(3,222)

(*)
The amounts for prior periods have been restated to reclassify the results of the Company´s Spanish hydroelectric assets within profit (loss) from discontinued operations.

Notes 1 to 30 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR 2019, 2018 AND 2017

Thousands of U.S. Dollars

	Total Amounts Attributable to Owners
	Issued Shares (Thousands)	Share Capital $'000	Reserves $'000	Translation Differences $'000	Valuation Adjustments $'000	Result for the Year $'000	Non-controlling Interests $'000	Total $'000

Balance at January 1, 2017	171,838	1,795	1,332,428	(217,423)	(11,887)	(338,427)	125,556	892,042
Comprehensive income (loss) for 2017	—	—	—	52,748	(4,912)	(678)	(3,222)	43,936
Issue of share capital	139	1	179	—	—	—	—	180
Share-based compensation	—	—	2,405	—	—	—	—	2,405
Distribution of 2016 loss	—	—	(338,427)	—	—	338,427	—	—
Dividends paid to joint venture partner	—	—	—	—	—	—	(7,350)	(7,350)
Non-controlling interest arising on the acquisition of FerroSolar Opco Group S.L.	—	—	—	—	—	—	6,750	6,750
Other changes	—	—	(205)	—	—	—	—	(205)

Balance at December 31, 2017	171,977	1,796	996,380	(164,675)	(16,799)	(678)	121,734	937,758
Comprehensive (loss) income for 2018	—	—	—	(44,276)	5,591	43,661	(19,978)	(15,002)
Issue of share capital	40	—	240	—	—	—	—	240
Cash settlement of equity awards	—	—	(680)	—	—	—	—	(680)
Share-based compensation	—	—	2,798	—	—	—	—	2,798
Distribution of 2017 loss	—	—	(678)	—	—	678	—	—
Dividends paid	—	—	(20,642)	—	—	—	—	(20,642)
Own shares acquired	(1,153)	(12)	(20,088)	—	—	—	—	(20,100)
Increase of Parent's ownership interest in FerroAtlántica de Venezuela S.A.	—	—	(15,623)	1,585	(351)	—	14,389	—

Balance at December 31, 2018	170,864	1,784	941,707	(207,366)	(11,559)	43,661	116,145	884,372

Comprehensive (loss) income for 2019	—	—	—	(9,886)	9,390	(280,601)	(3,852)	(284,949)
Share-based compensation	—	—	4,879	—	—	—	—	4,879
Distribution of 2018 income	—	—	43,661	—	—	(43,661)	—	—
Dividends paid non-controlling interests	—	—	—	—	—	—	(97)	(97)
Acquisition of non-controlling interests in Ferrosolar OPCO Group SL. and Rocas Arcillas and Minerales, S.A.	—	—	(14,889)	7,100	—	—	5,881	(1,908)

Balance at December 31, 2019	170,864	1,784	975,358	(210,152)	(2,169)	(280,601)	118,077	602,297

Notes 1 to 30 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2019, 2018 AND 2017

Thousands of U.S. Dollars

	2019 $'000	2018 $'000	2017 $'000

Cash flows from operating activities:
(Loss) profit for the year	(285,640)	24,573	(5,822)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Income tax expense (benefit)	(40,528)	24,235	(14,821)
Depreciation and amortization charges, operating allowances and write-downs	123,024	119,137	104,529
Finance income	2,140	(5,374)	(3,708)
Finance costs	66,139	62,022	65,412
Financial derivative (gain) loss	(2,729)	(2,838)	6,850
Exchange differences	(2,884)	14,136	(8,214)
Impairment losses	175,899	58,919	30,957
Bargain purchase gain	—	(40,142)	—
Gain on disposal of discontinued operations	(85,101)	—	—
Loss (gain) due to changes in the value of assets	1,574	7,623	(7,504)
(Gain) loss on disposal of non-current assets	2,223	(14,564)	4,316
Share-based compensation	4,879	2,798	2,405
Other loss	—	—	2,613
Changes in operating assets and liabilities:
(Increase) decrease in inventories	91,531	(101,024)	(16,274)
(Increase) decrease in trade and other receivables	30,933	(25,807)	50,168
Increase (decrease) in trade and other payables	(63,187)	55,410	17,613
Other changes in operating assets and liabilities	(45,878)	(25,901)	(12,251)
Income tax paid	(3,589)	(36,408)	(26,764)
Interest paid	(43,033)	(43,018)	(39,130)

Net cash (used) provided by operating activities	(74,227)	73,777	150,375

Cash flows from investing activities:
Interest and finance income received	1,673	3,833	952
Payments due to investments:
Acquisition of subsidiaries	9,088	(20,379)	—
Other intangible assets	(184)	(3,313)	(811)
Property, plant and equipment	(32,445)	(106,136)	(74,616)
Other financial assets	(1,248)	—	(343)
Disposals:
Disposal of subsidiaries	176,590	20,533	—
Other non-current assets	8,668	12,734	—
Other	3,768	6,853	—

Net cash provided (used) by investing activities	165,910	(85,875)	(74,818)

Cash flows from financing activities:
Dividends paid	—	(20,642)	—
Payment for debt issuance costs	(15,117)	(4,905)	(16,765)
Repayment of hydro leases	(55,352)	—	—
Repayment of other financial liabilities	—	(33,096)	—
Proceeds from debt issuance	—	—	350,000
Increase (decrease) in bank borrowings:
Borrowings	245,629	252,200	31,455
Payments	(329,501)	(106,514)	(453,948)
Proceeds from stock option exercises	—	240	180
Other amounts (paid) due to financing activities	(26,631)	(13,880)	(24,319)
Payments to acquire or redeem own shares	—	(20,100)	—

Net cash (used) provided by financing activities	(180,972)	53,303	(113,397)

Total net cash flows for the year	(89,289)	41,205	(37,840)

Beginning balance of cash and cash equivalents	216,647	184,472	196,982
Exchange differences on cash and cash equivalents in foreign currencies	(4,183)	(9,030)	25,330

Ending balance of cash and cash equivalents	123,175	216,647	184,472

Notes 1 to 30 are an integral part of the consolidated financial statements

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

1. General information

          Ferroglobe PLC and subsidiaries (the "Company" or "Ferroglobe") is among the world's largest producers of silicon metal and silicon-based alloys, important ingredients in a variety of industrial and consumer products. The Company's customers include major silicone chemical, aluminum and steel manufacturers, auto companies and their suppliers, ductile iron foundries, manufacturers of photovoltaic solar cells and computer chips, and concrete producers. Additionally, the Company has been operating hydroelectric plants (hereinafter "energy business") in Spain until August 30, 2019 and France.

          Ferroglobe PLC (the "Parent Company" or "the Parent") is a public limited company that was incorporated in the United Kingdom on February 5, 2015 (formerly named 'Velonewco Limited'). The Parent's registered office is 5 Fleet Place, London (United Kingdom).

          On December 23, 2015, Ferroglobe PLC consummated the acquisition ("Business Combination") of Globe Specialty Metals, Inc. and subsidiaries ("GSM" or "Globe") and Grupo FerroAtlántica, S.A.U. ("FerroAtlántica").

Presentation of results of Spanish energy business

          As described in Note 29 of these financial statements, on June 2, 2019 the Company entered into an agreement with Kehlen Industries Management, S.L., a wholly-owned subsidiary of TSSP Adjacent Opportunities Partners, L.P., for the sale of the entire share capital of FerroAtlántica, S.A.U ("FAU"), the owner and operator of the Group's hydro-electric assets in Galicia, Spain (the "Spanish Hydro-electric Business") and its smelting facility at Cee-Dumbria and effectively sold at August 30, 2019. The Spanish Hydroelectric Business was classified as disposal group held for sale and accounted for as a discontinued operation in the second quarter of 2019. Accordingly, the results of Spanish energy business are presented as discontinuing operations for the year ended December 31, 2019 and the consolidated income statement for the prior years ended 2018 and 2017 have been restated to reclassify the results of the Company's Spanish hydro-electric plants or assets within profit (loss) for the year from discontinued operations.

2. Organization and Subsidiaries

          Ferroglobe has a diversified production base consisting of production facilities across the North America, Europe, South America, South Africa and Asia.

          The subsidiaries of Ferroglobe as of December 31, 2019, classified by business activity, were as follows:

	Percentage of Ownership
	Direct	Total	Line of Business	Registered
Alabama Sand and Gravel, Inc.	—	100.0	Electrometallurgy — North America	Delaware — USA
Alden Resources, LLC	—	100.0	Electrometallurgy — North America	Delaware — USA
Alden Sales Corporation, LLC	—	100.0	Electrometallurgy — North America	Delaware — USA
ARL Resources, LLC	—	100.0	Electrometallurgy — North America	Delaware — USA

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

2. Organization and Subsidiaries (Continued)

	Percentage of Ownership
	Direct	Total	Line of Business	Registered
ARL Services, LLC	—	100.0	Electrometallurgy — North America	Delaware — USA
Core Metals Group Holdings, LLC	—	100.0	Electrometallurgy — North America	Delaware — USA
Core Metals Group, LLC	—	100.0	Electrometallurgy — North America	Delaware — USA
Gatliff Services, LLC	—	100.0	Electrometallurgy — North America	Delaware — USA
Globe Metallurgical Inc.	—	100.0	Electrometallurgy — North America	Delaware — USA
Globe Metals Enterprises, Inc.	—	100.0	Electrometallurgy — North America	Delaware — USA
GSM Alloys I, Inc.	—	100.0	Electrometallurgy — North America	Delaware — USA
GSM Alloys II, Inc.	—	100.0	Electrometallurgy — North America	Delaware — USA
GSM Enterprises Holdings, Inc.	—	100.0	Electrometallurgy — North America	Delaware — USA
GSM Enterprises, LLC	—	100.0	Electrometallurgy — North America	Delaware — USA
GSM Sales, Inc.	—	100.0	Electrometallurgy — North America	Delaware — USA
LF Resources, Inc.	—	100.0	Electrometallurgy — North America	Delaware — USA
Metallurgical Process Materials, LLC	—	100.0	Electrometallurgy — North America	Delaware — USA
Norchem, Inc.	—	100.0	Electrometallurgy — North America	Florida — USA
QSIP Canada ULC	—	100.0	Electrometallurgy — North America	Canada
Quebec Silicon General Partner	—	51.0	Electrometallurgy — North America	Canada
Quebec Silicon Limited Partnership	—	51.0	Electrometallurgy — North America	Canada
Tennessee Alloys Company, LLC	—	100.0	Electrometallurgy — North America	Delaware — USA
West Virginia Alloys, Inc.	—	100.0	Electrometallurgy — North America	Delaware — USA
WVA Manufacturing, LLC	—	51.0	Electrometallurgy — North America	Delaware — USA
Cuarzos Industriales, S.A.U.	—	100.0	Electrometallurgy — Europe	A Coruña — Spain
Ferroatlántica del Cinca, S.L.	—	99.9	Electrometallurgy — Europe	Madrid — Spain
Ferroatlántica de Sabón, S.L.U.(1)	—	100.0	Electrometallurgy — Europe	Madrid — Spain
Ferroatlántica de Boo, S.L.U.(1)	—	100.0	Electrometallurgy — Europe	Madrid — Spain
Ferroglobe Mangan Norge AS	—	100.0	Electrometallurgy — Europe	Norway
Ferroglobe Manganese France SAS	—	100.0	Electrometallurgy — Europe	France
FerroPem, S.A.S.	—	100.0	Electrometallurgy — Europe	France
Ferrous Receivables DAC.(1)	—	100.0	Electrometallurgy — Europe	Ireland
Grupo FerroAtlántica, S.A.U	100	100.0	Electrometallurgy — Europe	Madrid — Spain
Islenska Kisilfelagio EHF (Icelandic Silicon Corp.)	—	20.1	Electrometallurgy — Europe	Ireland
Kintuck (France) SAS	—	100.0	Electrometallurgy — Europe	France
Kintuck AS	—	100.0	Electrometallurgy — Europe	Norway
Rocas, Arcillas y Minerales, S.A.	—	100.0	Electrometallurgy — Europe	A Coruña — Spain
Rebone Mining (Pty.), Ltd.	—	74.0	Electrometallurgy — South Africa	Polokwane — South Africa
Silicon Smelters (Pty.), Ltd.	—	100.0	Electrometallurgy — South Africa	Polokwane — South Africa
Silicon Technology (Pty.), Ltd.	—	100.0	Electrometallurgy — South Africa	South Africa
Thaba Chueu Mining (Pty.), Ltd.	—	74.0	Electrometallurgy — South Africa	Polokwane — South Africa
16 Front Street, LLC	—	100.0	Other segments	Delaware — USA
Actifs Solaires Bécancour, Inc	—	100.0	Other segments	Canada
Cuarzos Indus. de Venezuela (Cuarzoven), S.A.	—	100.0	Other segments	Venezuela
Emix, S.A.S.	—	100.0	Other segments	France
ECPI, Inc.	—	100.0	Other segments	Delaware — USA

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

2. Organization and Subsidiaries (Continued)

	Percentage of Ownership
	Direct	Total	Line of Business	Registered
Ferroatlántica de México, S.A. de C.V.	—	100.0	Other segments	Nueva León — Mexico
Ferroatlántica de Venezuela (FerroVen), S.A.	—	99.9	Other segments	Venezuela
Ferroatlántica Deutschland, GmbH	—	100.0	Other segments	Germany
Ferroatlántica do Brasil Mineraçao Ltda.	—	70.0	Other segments	Brazil
Ferroatlántica I+D, S.L.U.	—	100.0	Other segments	Madrid — Spain
Ferroatlántica Participaciones, S.L.U.(1)	—	100.0	Other segments	Madrid — Spain
FerroAtlántica International Ltd(2)	—	100.0	Other segments	United Kingdom
Ferroglobe Services (UK) PLC(2)	100	100.0	Other segments	United Kingdom
FerroManganese Mauritania SARL	—	90.0	Other segments	Mauritania
Ferroquartz Holdings, Ltd (Hong Kong)	—	100.0	Other segments	Hong Kong
FerroQuartz Mauritania SARL	—	90.0	Other segments	Mauritania
Ferrosolar OPCO Group SL.	—	100.0	Other segments	Spain
Ferrosolar R&D SL.	—	50.0	Other segments	Spain
FerroTambao, SARL	—	90.0	Other segments	Burkina Faso
GBG Financial LLC	—	100.0	Other segments	Delaware — USA
GBG Holdings, LLC	—	100.0	Other segments	Delaware — USA
Globe Argentina Holdco, LLC	—	100.0	Other segments	Delaware — USA
Globe BG, LLC	—	100.0	Other segments	Delaware — USA
Globe LSE, Inc.	—	100.0	Other segments	Delaware — USA
Globe Metales S.R.L.	—	100.0	Other segments	Argentina
Globe Metallurgical Carbon, LLC	—	100.0	Other segments	Delaware — USA
Globe Specialty Metals, Inc.	100	100.0	Other segments	Delaware — USA
Grupo FerroAtlántica de Servicios, S.L.U.(1)	—	100.0	Other segments	Madrid — Spain
GSM Financial, Inc.	—	100.0	Other segments	Delaware — USA
GSM Netherlands, BV	—	100.0	Other segments	Netherlands
Hidroelectricité de Saint Beron, S.A.S(1)	—	100.0	Other segments	France
Laurel Ford Resources, Inc.	—	100.0	Other segments	Delaware — USA
Mangshi FerroAtlántica Mining Indus. Serv. Ltd	—	100.0	Other segments	Mangshi, Dehong -Yunnan -China
Mangshi Sinice Silicon Industry Company Limited	—	100.0	Other segments	Mangshi, Dehong -Yunnan -China
MST Financial Holdings, LLC	—	100.0	Other segments	Delaware — USA
MST Financial, LLC	—	100.0	Other segments	Delaware — USA
MST Resources, LLC	—	100.0	Other segments	Delaware — USA
Ningxia Yonvey Coal Industrial Co., Ltd.	—	98.0	Other segments	China
Photosil Industries, SAS	—	100.0	Other segments	France
Silicio Ferrosolar, SLU	—	100.0	Other segments	Spain
Solsil, Inc.	—	92.4	Other segments	Delaware — USA
Ultracore Energy SA	—	100.0	Other segments	Argentina

(1)
Entered into the scope of consolidation during 2019.

(2)
These UK subsidiaries will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the year ended 31 December 2019. The registered number of Ferroglobe Services (UK) Ltd is 10013945 and FerroAtlantica International Limited is 09150581.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

2. Organization and Subsidiaries (Continued)

          Subsidiaries are all companies over which Ferroglobe has control.

          Control is achieved when the Company:

  •
  has power over the investee;

  •
  is exposed, or has rights, to variable returns from its involvement with the investee; and

  •
  has the ability to use its power over the investee to affect the amount of the investor's returns.

          The Company has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company's voting rights in an investee are sufficient to give it power, including:

  •
  the total voting rights held by the Company relative to the size and dispersion of holdings of the other vote holders;

  •
  potential voting rights held by the Company, other vote holders or other parties;

  •
  rights arising from other contractual arrangements; and

  •
  any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time these decisions need to be made, including voting patterns at previous shareholders' meetings.

          Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary.

          The Company uses the acquisition method to account for the acquisition of subsidiaries. According to this method, the consideration transferred for the acquisition of a subsidiary corresponds to the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Any contingent consideration transferred by the Company is recognized at fair value at the date of acquisition. Subsequent changes in the fair value of the contingent consideration classified as an asset or a liability are recognized in accordance with IAS 39 either in the income statement or in the statement of comprehensive (loss) income. The costs related to the acquisition are recognized as expenses in the years incurred. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are initially recognized at their fair value at the date of acquisition. The Company recognizes any non-controlling interest in the acquiree at the non-controlling interest's proportionate share of the acquiree's identifiable net assets.

          Profit or loss for the period and each component of other comprehensive (loss) income are attributed to the owners of the Company and to the non-controlling interests. The Company attributes total comprehensive (loss) income to the owners of the Company and to the

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

2. Organization and Subsidiaries (Continued)

non-controlling interests even if the profit or loss of the non-controlling interests gives rise to a balance receivable.

          All assets and liabilities, equity, income, expenses and cash flows relating to transactions between subsidiaries are eliminated in full in consolidation.

3. Basis of presentation and basis of consolidation

3.1    Basis of presentation

          These consolidated financial statements have been issued in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretations Committee (collectively "IFRS").

          All accounting policies and measurement bases with effect on the consolidated financial statements were applied in their preparation.

          The consolidated financial statements were prepared on a historical cost basis, with the exceptions disclosed in the notes to the consolidated financial statements, where applicable, and in those situations where IFRS requires that financial assets and financial liabilities are valued at fair value.

          The accompanying consolidated financial statements for the year ended December 31, 2019 have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. In connection with the preparation of our consolidated financial statements, we conducted an evaluation as to whether there were conditions and events, considered in the aggregate, which raised substantial doubt as to the entity's ability to continue as a going concern within one year after the date of the issuance of our consolidated financial statements. As of December 31, 2019, as reflected in our consolidated financial statements, the Company had cash and cash equivalents of $123.2 million, of which $28.3 is restricted. The Company had an operating loss of $355.6 million and a net loss of $285.6 million for the year ended December 31, 2019.

          Our business has historically been subject to fluctuations in the prices of our products and the market demand for them, caused by general and regional economic cycles, raw material and energy price fluctuations, competition and other factors. During the second half of 2018 and throughout 2019, we experienced the most dramatic decline in prevailing prices of our products, which adversely affected our results. The timing, magnitude and duration of these cycles and the resulting price fluctuations are difficult to predict. Prior to the uncertainties described in this note management assessed that the Company had adequate financial resources, albeit with limited cash headroom, to operate as a going concern in the forthcoming twelve months. Management continue to closely monitor operating cash flows, and are pursuing additional sources of financing to increase liquidity to fund operations. At this time, however, additional financing has not been secured.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

3. Basis of presentation and basis of consolidation (Continued)

          In early 2020, the outbreak of coronavirus disease ("COVID-19") in China spread to other jurisdictions, including locations where the Company conducts business. As of the date of the issuance of the consolidated financial statements, the COVID-19 outbreak has not yet had a material effect on the Company's liquidity or financial position. Management continue to monitor the impact that the COVID-19 pandemic is having on the Company, the specialty chemical industry and the economies in which the Company operates. Given the speed and frequency of continuously evolving developments with respect to this pandemic and the uncertainties this may bring for the Company and the demand for its products it is difficult to forecast the level of trading activities and hence cash flow in the next twelve months. Management have developed an impact assessment to stress test and assess potential responses to a downside scenario. The assessment involves application of key assumptions around market demand and prices, including the extent of the decrease that might be experienced in summer 2020 and the subsequent timing and level of recovery. Additionally, judgment is required around the level and extent of mitigating actions such as reductions in operating costs and capital expenditure. Developing a reliable estimate of the potential impact on the results of operations and cash flow at this time is difficult as markets and industries react to the pandemic and the measures implemented in response to it, but the downside scenario analysis supports an expectation that the Company will have cash headroom to continue to operate throughout the following twelve months. The key assumption underlying this assessment is a recovery in forecast trading activity in the latter part of 2020.

          Additionally, as discussed in Note 27, the Indenture governing the Notes includes provisions which, in the event of a change of control, would require the Company to offer to redeem the outstanding senior Notes at a cash purchase price equal to 101% of the principal amount of the Notes, plus any accrued and unpaid interest. GVM currently owns approximately 54% of the Company's voting stock, and a significant majority of GVM's shares in the Company are pledged as collateral for GVM's obligations to certain of its lenders. A change of control may occur if a person other than a Permitted Holder (as defined in Note 27) were to acquire 35% or more of the Company's outstanding shares at a time when the Permitted Holders held an equal or lesser percentage. While GVM maintains its current shareholding, a change of control cannot occur. Based on the provisions cited above, a change of control as defined in the Indenture is unlikely to occur but the matter it is beyond the Company's control. If a change of control were to occur, the company may not have sufficient financial resources available to satisfy all of its obligations.

          Management acknowledges that the material uncertainties, previously described, the most significant in value terms being the potential repayment of the outstanding balance of the Senior Notes should there be a change of control, raise substantial doubt as to the ability of the Company to continue as a going concern for a period of twelve months following the date our consolidated financial statements are issued. Nevertheless, as described above, management believes that the Group has adequate resources to continue in operational existence for the foreseeable future. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as going concern.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

3. Basis of presentation and basis of consolidation (Continued)

3.2    International financial reporting standards

Application of new accounting standards

New and amended standards and interpretations adopted by the Company

          Standards, interpretations and amendments effective from January 1, 2019, applied by the Company in the preparation of these consolidated financial statements:

  •
  IFRS 9 (Amendment) 'Financial Instruments'

  •
  IFRS 16 'Leases'

  •
  IAS 19 (Amendment) ' Employee Benefits'

  •
  IAS 28 (Amendment) 'Interests in Associates and Joint Ventures'

  •
  IFRIC Interpretation 23 'Uncertainty over Income Tax Treatments'

  •
  Annual improvements cycle to IFRS 2015-2017

          The impacts of applying IFRS 16 for the first time is discussed further below. The applications of the other amendments and interpretations above did not have an impact on the consolidated financial statements of the Company. The Company has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

Adoption of IFRS 16 — Leases

          IFRS 16 Leases replaces the existing standard on accounting for leases, IAS 17, and the related interpretations. The Company applied the standard from its mandatory adoption date of January 1, 2019 and transitioned to the standard in accordance with the modified retrospective approach; the prior year figures have not been adjusted. The Company elected the practical expedient in paragraph IFRS 16:C3 that permits an entity not to reassess whether a contract is, or contains, a lease at the date of initial application.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

3. Basis of presentation and basis of consolidation (Continued)

          IFRS 16 has had the following effect on components of the consolidated financial statements:

January 1, 2019 $'000
Operating lease obligations at December 31, 2018	31,263
Minimum lease payments on finance lease liabilities at December 31, 2018	74,918

Gross lease liabilities at January 1, 2019	106,181
Discounting	9,238

Lease liabilities at January 1, 2019	96,943
Present value of finance lease liabilities at December 31, 2018	66,471

Additional lease liabilities as a result of the initial application of IFRS 16 as at January 1, 2019	30,472

2019 $'000
Balance at December 31, 2018	(66,471)
Adoption of IFRS 16	(30,472)
Additions	(4,858)
Disposals and other	163
Interest	(1,972)
Lease payments	75,807
Exchange differences	1,931

Balance at December 31, 2019	(25,872)

          On January 1, 2019, on adoption of IFRS 16, lease liabilities were discounted at the weighted average borrowing rate. The weighted average discount rate was 5.5% for the year ended December 31, 2019.

          Leases are presented as follows in the Statement of financial position:

2019 $'000
Non-current assets
Leased land and buildings	13,298
Leased plant and machinery	24,025
Accumulated depreciation	(12,386)
Non-current liabilities
Lease liabilities	(16,972)
Current liabilities
Lease liabilities	(8,900)

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

3. Basis of presentation and basis of consolidation (Continued)

          Leases are presented as follows in the Consolidated income statement:

2019 $'000

Depreciation and amortization charges, operating allowances and write-downs
Depreciation of right of use assets	15,098
Finance costs
Interest expense on lease liabilities	1,972
Exchange differences
Currency translation gains on lease liabilities	1,931
Currency translation losses on right of use assets	(2,686)

          Leases are presented as follows in the Statement of cash flows:

2019 $'000

Payments for:
Principal	73,835
Interest	1,972

New and amended standards and interpretations not yet adopted

          Certain new accounting standards and interpretations have been published that are not mandatory for the reporting period ended December 31, 2019 and have not been early adopted by the Company. Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2020:

  •
  IFRS 17 'Insurance Contracts'

  •
  IFRS 3 (Amendment) 'Definition of Business'

  •
  IAS 1 and IAS 8 (Amendment) 'Definition of Material'

  •
  IAS 1 (Amendment) 'Classification of liabilities'

  •
  IFRS 7 and IFRS 9. Amendments regarding pre-replacement issues in the context of the IBOR reform

  •
  Amendments to References to the Conceptual Frameworks in IFRS Standards

          None of these standards or interpretations that are not yet effective are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

3. Basis of presentation and basis of consolidation (Continued)

3.3    Currency

          The Parent's functional currency is the Euro. The functional currencies of subsidiaries are determined by the primary economic environment in which each subsidiary operates.

          The reporting currency of the Company is U.S. Dollars and as such the accompanying results and financial position have been translated pursuant to the provisions indicated in IAS 21.

          All differences arising from the aforementioned translation are recognized in equity under "Translation differences."

          Upon the disposal of a foreign operation, the translation differences relating to that operation deferred as a separate component of consolidated equity are recognized in the consolidated income statement when the gain or loss on disposal is recognized.

3.4    Responsibility for the information and use of estimates

          The information in these consolidated financial statements is the responsibility of Ferroglobe's management.

          Certain assumptions and estimates were made by management in the preparation of these consolidated financial statements, including:

  •
  The impairment losses on certain assets, including property, plant and equipment and goodwill.

  •
  The useful life of property, plant and equipment and intangible assets.

  •
  The fair value of certain unquoted financial assets.

  •
  The assumptions used in the actuarial calculation of pension liabilities.

  •
  The discount rate used to calculate the present value of certain collection rights and payment obligations.

  •
  Provisions for contingencies and environmental liabilities.

  •
  The calculation of income tax and of deferred tax assets and liabilities.

          The Company based its estimates and judgments on historical experience, known or expected trends and other factors that are believed to be reasonable under the circumstances. Actual results may differ materially from these estimates. Changes in accounting estimates are applied in accordance with IAS 8.

          At the date of preparation of these consolidated financial statements no events had taken place that might constitute a significant source of uncertainty regarding the accounting effect that such events might have in future reporting periods.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

3. Basis of presentation and basis of consolidation (Continued)

3.5    Basis of consolidation

          The financial statements of the subsidiaries are fully consolidated with those of the Parent. Accordingly, all balances and effects of the transactions between consolidated companies are eliminated in consolidation.

          Non-controlling interests are presented in "Equity — Non-controlling interests" in the consolidated statement of financial position, separately from the consolidated equity attributable to the Parent. The share of non-controlling interests in the profit or loss for the year is presented under "Loss attributable to non-controlling interests" in the consolidated income statement.

          When necessary, adjustments are made to the financial statements of subsidiaries to align the accounting policies used to the accounting policies of the Company.

3.6    Critical accounting judgements and key sources of estimation uncertainty

          In the application of the Company's accounting policies, which are described in Note 4, the directors are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

          The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgements in applying the Company's accounting policies

          The following are the critical judgements, apart from those involving estimations (which are dealt with separately below), that the directors have made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in financial statements.

Going concern

          The accompanying consolidated financial statements for the year ended December 31, 2019 have been prepared on a going concern basis (see note 3.1).

Accounts receivable securitization

          On July 31, 2017, the Company entered into an accounts receivable securitization program (the "Program") where trade receivables held by the Company's subsidiaries in the US, Canada, Spain and France are sold to Ferrous Receivables DAC, a special purpose entity domiciled and incorporated in Ireland (the "SPE"). On October 11, 2019, the Company's subsidiaries in the United States and Canada repurchased all outstanding receivables that had they had previously sold to

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

3. Basis of presentation and basis of consolidation (Continued)

the SPE so that they could form part of the borrowing base for the North American asset-based revolving credit facility (the "ABL Revolver").

          Ferroglobe is now considered to have control over the SPE as it is exposed to variable returns and has the ability to affect those returns through its power over the investee. Accordingly, Ferroglobe has consolidated the SPE with effect from September 5, 2019.

          Further details of the Program and the Company's judgements in relation to control of the SPE and derecognition of trade receivables are set out in Note 10.

Key sources of estimation of uncertainty

          The key assumptions concerning the future, and other key sources of estimating uncertainty at the reporting period that may have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year, are discussed below.

Impairment of goodwill

          Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. Impairment testing for goodwill is carried out at a cash-generating unit level, and the Company performs its annual impairment test at the end of each annual reporting period (December 31). The estimate of the recoverable value of cash-generating units requires significant judgment in the evaluation of overall market conditions, estimated future cash flows, discount rates and other factors, and are calculated based on business plans most recently approved by the Board of Directors. The carrying amount of goodwill at the balance sheet date was $29,702 thousand with an impairment loss of $174,008 thousand impairment loss recorded during the period. Details of the impairment assessment and its sensitivity to changes in assumptions are set out in Note 7.

Contingent consideration arising from business combinations

          Contingent consideration, resulting from business combinations, is valued at fair value at the acquisition date as part of the business combination. When the contingent consideration meets the definition of a financial liability, it is subsequently remeasured to fair value at each reporting date. The determination of the fair value is based on discounted cash flows.

          The Company has a contingent consideration arrangement with the former owners of Kintuck (France) SAS and Kintuck AS based on a sliding scale commission based on the silicomanganese and ferromanganese sales spreads of Ferroglobe Mangan Norge and Ferroglobe Manganèse France, up to a maximum amount of $60,000 thousand (undiscounted).

          The contingent consideration applies to sales made up to eight and a half years from the date of acquisition. The fair value of the contingent consideration arrangement of $21,964 thousand was estimated by applying the income approach based on a Monte Carlo simulation considering various scenarios of fluctuation of future manganese alloy spreads as well at the cyclicality of manganese

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

3. Basis of presentation and basis of consolidation (Continued)

alloy pricing. Future developments may require further revisions to the estimate. For further information see Note 21.

Pension obligations

          The present value of pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of the pension obligations. The carrying value of the Company's provision for pensions at December 31, 2019 was $57,729 thousand. Further details on the assumptions used are set out in Note 15.

Provisions and contingent liabilities

          In the ordinary course of its business, Ferroglobe is subject to lawsuits, investigations, claims and proceedings, including, but not limited to, contractual disputes and employment, environmental, health and safety matters.

          The Company recognizes a provision when it has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

          Contingent liabilities are disclosed and not recognized.

          Contingent liabilities may develop in a way not initially expected. Therefore, they are assessed continually to determine whether an outflow of resources embodying economic benefits has become probable. If such an outflow becomes probable, a provision is recognized in the financial statements in the period in which the change in probability occurs.

          Provisions are disclosed in Note 15 and contingent liabilities are disclosed in Note 24.

4. Accounting policies

          The principal IFRS accounting policies applied in preparing these consolidated financial statements were in effect at the date of preparation are described below.

4.1    Goodwill

          Goodwill arising on consolidation represents the excess of the cost of acquisition over the Company's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition.

          Any excess of the cost of the investments in the consolidated companies over the corresponding underlying carrying amounts acquired, adjusted at the date of first-time consolidation, is allocated as follows:

  1.
  If it is attributable to specific assets and liabilities of the companies acquired, increasing the value of the assets (or reducing the value of the liabilities) whose market values were

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

4. Accounting policies (Continued)

    higher (lower) than the carrying amounts at which they had been recognized in their balance sheets and whose accounting treatment was similar to that of the same assets (liabilities) of the Company amortization, accrual, etc.

  2.
  If it is attributable to specific intangible assets, recognizing it explicitly in the consolidated statement of financial position provided that the fair value at the date of acquisition can be measured reliably.

  3.
  The remaining amount is recognized as goodwill, which is allocated to one or more specific cash-generating units.

          Goodwill is only recognized when it has been acquired for consideration and represents, therefore, a payment made by the acquirer for future economic benefits from assets of the acquired company that are not capable of being individually identified and separately recognized.

          On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

4.2    Other intangible assets

          Other intangible assets are assets without physical substance which can be individually identified either because they are separable or because they arise as a result of a legal or contractual right or of a legal transaction or were developed by the consolidated companies. Only intangible assets whose value can be measured reliably and from which the Company expects to obtain future economic benefits are recognized in the consolidated statement of financial position.

          Intangible assets are recognized initially at acquisition or production cost. The aforementioned cost is amortized systematically over each asset's useful life. At each reporting date, these assets are measured at acquisition cost less accumulated amortization and any accumulated impairment losses, if any. The Company reviews amortization periods and amortization methods for finite-lived intangible assets at the end of each fiscal year.

          The Company's main intangible assets are as follows:

Development expenditures

          Development expenditures are capitalized if they meet the requirements of identifiability, reliability in cost measurement and high probability that the assets created will generate economic benefits. Developmental expenditures are amortized on a straight-line basis over the useful lives of the assets, which are between four and ten years.

          Expenditures on research activities are recognized as expenses in the years in which they are incurred.

Power supply agreements

          Power supply agreements are amortized on a straight-line basis over the term in which the agreement is effective.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

4. Accounting policies (Continued)

Rights of use

          Rights of use granted are amortized on a straight-line basis over the term in which the right of use was granted from the date it is considered that use commenced. Rights of use are generally amortized over a period ranging from 10 to 20 years.

Computer software

          Computer software includes the costs incurred in acquiring or developing computer software, including the related installation. Computer software is amortized on a straight-line basis over two to five years.

          Computer system maintenance costs are recognized as expenses in the years in which they are incurred.

Other intangible assets

          Other intangible assets include:

  •
  Supply agreements which are amortized in accordance with their estimated useful lives (see Note 8).

  •
  CO2 emissions allowances ("rights held emit greenhouse gasses") which are not amortized, but rather are expensed when used (see Note 4.21).

4.3    Property, plant and equipment

Cost

          Property, plant and equipment for our own use are initially recognized at acquisition or production cost and are subsequently measured at acquisition or production cost less accumulated depreciation and any accumulated impairment losses.

          When the construction and start-up of non-current assets require a substantial period of time, the borrowing costs incurred over that period are capitalized. In 2019, 2018 and 2017 no material borrowing cost were capitalized.

          The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized. Repair, upkeep and maintenance expenses are recognized in the consolidated income statement for the year in which they are incurred.

          Mineral reserves are recorded at fair value at the date of acquisition. Depletion of mineral reserves is computed using the units-of-production method utilizing only proven and probable reserves (as adjusted for recoverability factors) in the depletion base.

          Property, plant and equipment in the course of construction are transferred to property, plant and equipment in use at the end of the related development period.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

4. Accounting policies (Continued)

Depreciation

          The Company depreciates property, plant and equipment using the straight-line method at annual rates based on the following years of estimated useful life:

Years of Estimated Useful Life

Properties for own use	25 - 50
Plant and machinery	8 - 20
Tools	12.5 - 15
Furniture and fixtures	10 - 15
Computer hardware	4 - 8
Transport equipment	10 - 15

          Land included within property, plant and equipment is considered to be an asset with an indefinite useful life and, as such, is not depreciated, but rather it is tested for impairment annually. The Company reviews residual value, useful lives, and the depreciation method for property, plant and equipment annually.

Environment

          The costs arising from the activities aimed at protecting and improving the environment are accounted for as an expense for the year in which they are incurred. When they represent additions to property, plant and equipment aimed at minimizing the environmental impact and protecting and enhancing the environment, they are capitalized to non-current assets.

4.4    Impairment of property, plant and equipment, intangible assets and goodwill

          In order to ascertain whether its assets have become impaired, the Company compares their carrying amount with their recoverable amount at the end of the reporting period, or more frequently if there are indications that the assets might have become impaired. Where the asset itself does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

          Recoverable amount is the higher of:

  •
  Fair value: the price that would be agreed upon by two independent parties, less estimated costs to sell, and

  •
  Value in use: the present value of the future cash flows that are expected to be derived from continuing use of the asset and from its ultimate disposal at the end of its useful life, discounted at a rate which reflects the time value of money and the risks specific to the business to which the asset belongs.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

4. Accounting policies (Continued)

          If the recoverable amount of an asset (or cash-generating unit) is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount, and an impairment loss is recognized as an expense under "Impairment losses" in the consolidated income statement.

          Where an impairment loss subsequently reverses (not permitted in the case of goodwill), the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as "Other income" in the consolidated income statement.

          The basis for depreciation is the carrying amount of the assets, deemed to be the acquisition cost less any accumulated impairment losses.

4.5    Financial instruments

          Financial assets and financial liabilities are recognized in the Company's statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

          Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

          The Company has elected to apply the limited exemption in IFRS 9 relating to classification, measurement and impairment requirements for financial instruments, and accordingly comparative periods have not been restated and remain in line with the previous standard IAS 39 "Financial Instruments: Recognition and Measurement."

Financial assets

          From January 1, 2018, the Company classifies its financial assets into the following categories: those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss) and those to be measured at amortized cost. The classification depends on the entity's business model for managing the financial assets and the contractual terms of the cash flows.

Financial assets measured at amortized cost

          Financial assets are classified as measured at amortized cost when they are held in a business model whose objective is to collect contractual cash flows and the contractual terms of the financial asset give rise on specific dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Such assets are carried at amortized cost using the effective interest method if the time value of money is significant. Gains and losses are recognized in profit or loss when the assets are derecognized or impaired and when interest is recognized

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

4. Accounting policies (Continued)

using the effective interest method. This category of financial assets includes trade receivables, receivables from related parties and cash and cash equivalents.

Financial assets measured at fair value through other comprehensive income

          Debt instruments are classified as measured at fair value through other comprehensive income when they are held in a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. All movements in the fair value of these financial assets are taken through other comprehensive income, except for the recognition of impairment gains or losses, interest income calculated using the effective interest method and foreign exchange gains and losses. When the financial asset is derecognized, the cumulative fair value gain or loss previously recognized in other comprehensive income is reclassified to the income statement.

          Equity instruments are classified as measured at fair value through other comprehensive income if, on initial recognition, the Company makes an irrevocable election to designate the instrument as at fair value through other comprehensive income. The election is made on an instrument-by-instrument basis and is not permitted if the equity investment is held for trading. Fair value gains or losses on revaluation of such equity investments are recognized in other comprehensive income and accumulated in the valuation adjustments reserve. When the equity investment is derecognized, there is no reclassification of fair value gains or losses previously recognized in other comprehensive income to the income statement. Dividends are recognized in the income statement when the right to receive payment is established.

Financial assets measured at fair value through profit or loss

          Financial assets are classified as measured at fair value through profit or loss when the asset does not meet the criteria to be measured at amortized cost or at fair value through other comprehensive income. Such assets are carried on the balance sheet at fair value with gains or losses recognized in the income statement. This category includes loans associated with the Company's accounts receivable securitization program and certain equity investments in listed companies.

Derecognition of financial assets

          The Company derecognizes a financial asset when:

  •
  the rights to receive cash flows from the asset have expired; or

  •
  the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

4. Accounting policies (Continued)

    transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

          On derecognition of a financial asset in its entirety, the difference between the asset's carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

          If the Company retains substantially all of the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

Impairment of financial assets

          The expected credit loss model is applied for recognition and measurement of impairments in financial assets measured at amortized cost and debt instruments held at fair value through other comprehensive income. The loss allowance for the financial asset is measured at an amount equal to the 12-month expected credit losses. If the credit risk on the financial asset has increased significantly since initial recognition, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses. Changes in loss allowances are recognized in profit and loss. For trade receivables, a simplified impairment approach is applied recognizing expected lifetime losses from initial recognition. For this purpose, the Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

          The Company writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of trade receivables, when the amounts are over two years past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Company's recovery procedures, considering legal advice where appropriate. Any recoveries made are recognized in profit or loss.

Financial liabilities

          The subsequent measurement of financial liabilities depends on their classification, as described below:

Financial liabilities measured at fair value through profit or loss

          Financial liabilities that meet the definition of held for trading are classified as measured at fair value through profit or loss. Such liabilities are carried on the balance sheet at fair value with gains or losses recognized in the income statement. This category includes contingent consideration and derivatives, other than those designated as hedging instruments in an effective hedge.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

4. Accounting policies (Continued)

Derivatives designated as hedging instruments in an effective hedge

          These derivatives are carried on the balance sheet at fair value. The treatment of gains and losses arising from revaluation is described below in the accounting policy for derivative financial instruments and hedging activities.

Financial liabilities measured at amortized cost

          This is the category most relevant to the Company and comprises all other financial liabilities, including bank borrowings, debt instruments, financial loans from government agencies, payables to related parties and trade and other payables.

          After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by considering any issue costs and any discount or premium on settlement.

Derecognition of financial liabilities

          The Company derecognizes financial liabilities when, and only when, the Company's obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss. When the Company exchanges with the existing lender one debt instrument into another one with substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Company accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability. If the modification is not substantial, the difference between the carrying amount of the liability before the modification and the present value of the cash flows after modification are recognized in profit or loss as a modification gain or loss.

4.6    Derivative financial instruments and hedging activities

          In order to mitigate the economic effects of exchange rate and interest rate fluctuations to which it is exposed as a result of its business activities, the Company uses derivative financial instruments, such as cross currency swaps and interest rate swaps.

          The Company's derivative financial instruments are set out in Note 19 to these consolidated financial statements and the Company's financial risk management policies are set out in Note 27.

          Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition of profit or loss depends on

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

4. Accounting policies (Continued)

the nature of the hedge relationship. The gain or loss recognized in respect of derivatives that are not designated and effective as a hedging instrument is recognized in the consolidated income statement in the line item financial derivative gain (loss).

          A derivative with a positive fair value is recognized as a financial asset within the line item other financial assets whereas a derivative with a negative fair value is recognized as a financial liability within the line item other financial liabilities. A derivative is presented as a non-current asset or non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months.

Hedge accounting

          The Company designates certain derivatives as cash flow hedges. For further details, see Note 19 of the consolidated financial statements.

          At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transaction. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

          The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to any ineffective portion is recognized immediately in profit or loss and is included in the financial derivative gain (loss) line item.

          Amounts previously recognized in other comprehensive income and accumulated in equity in the valuation adjustments reserve are reclassified to profit or loss in the periods when the hedged item is recognized in profit or loss, in the same line of the income statement as the recognized hedged item.

          Hedge accounting is discontinued when the Company revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income at that time is accumulated in equity and is recognized when the forecast transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

4.7    Fair value measurement

          Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: in the principal market for the asset or liability; or in the absence of a principal market, in the most advantageous market for the asset or liability.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

4. Accounting policies (Continued)

          The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

          The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

          All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

  •
  Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

  •
  Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

  •
  Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

          For those assets and liabilities measured at fair value at the balance sheet date, further information on fair value measurement is provided in Note 28.

4.8    Inventories

          Inventories comprise assets (goods) which:

  •
  Are held for sale in the ordinary course of business (finished goods); or

  •
  Are in the process of production for such sale (work in progress); or

  •
  Will be consumed in the production process or in the rendering of services (raw materials and spare parts).

          Inventories are stated at the lower of acquisition or production cost and net realizable value. The cost of each inventory item is generally calculated as follows:

  •
  Raw materials, spare parts and other consumables and replacement parts: the lower of weighted average acquisition cost and net realizable value.

  •
  Work in progress, finished goods and semi-finished goods: the lower of production cost (which includes the cost of materials, labor costs, direct and indirect manufacturing expenses) or net realizable value in the market.

          Obsolete, defective or slow-moving inventories have been reduced to net realizable value.

          Net realizable value is the estimated selling price less all the estimated costs of selling and distribution.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

4. Accounting policies (Continued)

          The amount of any write-down of inventories (as a result of damage, obsolescence or decrease in the selling price) to their net realizable value and all losses of inventories are recognized as expenses in the year in which the write-down or loss occurs. Any subsequent reversals are recognized as income in the year in which they arise.

          The consumption of inventories is recognized as an expense in "Cost of sales" in the consolidated income statement in the period in which the revenue from their sale is recognized.

4.9    Biological assets

          The Company recognizes biological assets when:

  •
  It controls the asset as a result of past events;

  •
  It is probable that future economic benefits associated with the asset will flow to the entity; and

  •
  The fair value or cost of the asset can be measured reliably.

          Biological assets are measured at fair value less estimated costs to sell.

          The gains or losses arising on the initial recognition of a biological asset at fair value less costs to sell are included in the consolidated income statement for the period in which they arise.

4.10  Cash and cash equivalents

          The Company classifies under "Cash and cash equivalents" any liquid financial assets, such as for example cash on hand and at banks, deposits and liquid investments, that can be converted into cash within three months and are subject to an insignificant risk of changes in value.

4.11  Restricted cash and cash equivalents

          The Company classifies under "restricted cash and cash equivalents" any liquid financial assets, which meet the definition of cash and cash equivalents but the use is restricted by financial agreements.

4.12  Provisions and contingencies

          When preparing the consolidated financial statements, the Parent's directors made a distinction between:

  •
  Provisions: present obligations, either legal, contractual, constructive or assumed by the Company, arising from past events, the settlement of which is expected to give rise to an outflow of economic benefits the amount or timing of which are uncertain; and

  •
  Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company, or present obligations arising from past events

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

4. Accounting policies (Continued)

    the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of economic benefits.

  •
  Contingent assets: possible assets that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity.

          The consolidated financial statements include all the material provisions with respect to which it is considered that it is probable that the obligation will have to be settled. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed, as required by IAS 37 (see Note 24).

          Provisions are classified as current or non-current based on the estimated period of time in which the obligations covered by them will have to be met. They are recognized when the liability or obligation giving rise to the indemnity or payment arises, to the extent that its amount can be estimated reliably.

          "Provisions" includes the provisions for pension and similar obligations assumed; provisions for contingencies and charges, such as for example those of an environmental nature and those arising from litigation in progress or from outstanding indemnity payments or obligations, and collateral and other similar guarantees provided by the Company; and provisions for medium- and long- term employee incentives.

          Contingent assets are not recognized, but are disclosed where an inflow of economic benefits is probable. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements in the period in which the change occurs.

Defined contribution plans

          Certain employees have defined contribution plans which conform to the Spanish Pension Plans and Funds Law. The main features of these plans are as follows:

  •
  They are mixed plans covering the benefits for retirement, disability and death of the participants.

  •
  The sponsor undertakes to make monthly contributions of certain percentages of current employees' salaries to external pension funds.

          The annual cost of these plans is recognized under Staff costs in the consolidated income statement.

Defined benefit plans

          IAS 19, Employee Benefits requires defined benefit plans to be accounted for:

  •
  Using actuarial techniques to make a reliable estimate of the amount of benefits that employees have earned in return for their service in the current and prior periods.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

4. Accounting policies (Continued)

  •
  Discounting those benefits in order to determine the present value of the obligation.

  •
  Determining the fair value of any plan assets.

  •
  Determining the total amount of actuarial gains and losses and the amount of those actuarial gains and losses that must be recognized.

          The amount recognized as a benefit liability arising from a defined benefit plan is the total net sum of:

  •
  The present value of the obligations.

  •
  Minus the fair value of plan assets (if any) out of which the obligations are to be settled directly.

          The Company recognizes provisions for these benefits as the related rights vest and on the basis of actuarial studies. These amounts are recognized under "Provisions" in the consolidated statement of financial position, on the basis of their expected due payment dates. All plan assets are held separately from the rest of the Company's assets.

Environmental provisions

          Provisions for environmental obligations are estimated by analyzing each case separately and observing the relevant legal provisions. The best possible estimate is made on the basis of the information available and a provision is recognized provided that the aforementioned information suggests that it is probable that the loss or expense will arise and it can be estimated in a sufficiently reliable manner.

          The balance of provisions and disclosures disclosed in Notes 15 and 24 reflects the best estimation of the potential exposure as of the date of preparation of these financial statements.

4.13  Leases

          As a lessee, the Company assesses if a contract is or contains a lease at inception of the contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

          The Company recognizes a right-of-use asset and a lease liability at the commencement date.

          The lease liability is initially measured at the present value of the minimum future lease payments, discounted using the interest rate implicit in the lease, or, if not readily determinable, the incremental borrowing rate. Lease payments include fixed payments, variable payments, as well as any extension or purchase options, if the Company is reasonably certain to exercise these options. The lease liability is subsequently measured at amortized cost using the effective interest method and remeasured with a corresponding adjustment to the related right-of-use asset when there is a change in future lease payments.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

4. Accounting policies (Continued)

          The right-of-use asset comprises, at inception, the initial lease liability, any initial direct costs and, when applicable, the obligations to refurbish the asset, less any incentives granted by the lessors. The right-of-use asset is subsequently depreciated, on a straight-line basis, over the lease term or, if the lease transfers the ownership of the underlying asset to the Company at the end of the lease term or, if the cost of the right-of-use asset reflects that the lessee will exercise a purchase option, over the estimated useful life of the underlying asset. Right-of-use assets are also subject to testing for impairment if there is an indicator for impairment.

          Variable lease payments not included in the measurement of the lease liabilities are expensed to the consolidated statement of operations in the period in which the events or conditions which trigger those payments occur.

          In the statement of financial position, right-of-use assets and lease liabilities are classified, respectively, as part of property, plant and equipment and current and non-current lease liabilities.

4.14  Current assets and liabilities

          In general, assets and liabilities are classified as current or non-current based on the Company's operating cycle. However, in view of the diverse nature of the activities carried on by the Company, in which the duration of the operating cycle differs from one activity to the next, in general assets and liabilities expected to be settled or fall due within twelve months from the end of the reporting period are classified as current items and those which fall due or will be settled within more than twelve months are classified as non-current items.

4.15  Income taxes

          Income tax expense represents the sum of current tax and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the related tax is recognized in other comprehensive income or directly in equity.

          The current income tax expense is based on domestic and international statutory income tax rates in the tax jurisdictions where the Company operates related to taxable profit for the period. The taxable profit differs from net profit as reported in the income statement because it is determined in accordance with the rules established by the applicable taxation authorities which includes temporary differences, permanent differences, and available credits and incentives.

          The Company's deferred tax assets and liabilities are provided on temporary differences at the balance sheet date between financial reporting and the tax basis of assets and liabilities, then applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized for deductible temporary differences, carry-forward of unused tax credits and losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary difference and carryforwards of unused tax credits and losses can be utilized. The deferred tax assets and liabilities that have been recognized are

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

4. Accounting policies (Continued)

reassessed at the end of each reporting period in order to ascertain whether they still exist, and adjustments are made on the basis of the findings of the analyses performed.

          Income tax payable is the result of applying the applicable tax rate in force to each tax-paying entity, in accordance with the tax laws in force in the country in which the entity is registered. Additionally, tax deductions and credits are available to certain entities, primarily relating to inter-company trades and tax treaties between various countries to prevent double taxation.

          Income tax expense is recognized in the consolidated income statement, except to the extent that it arises from a transaction which is recognized directly to "consolidated equity", in which case the tax is recognized directly to "consolidated equity."

          Deferred tax assets and liabilities are offset only when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority or either the same taxable entity or different taxable entities where there is an intention to settle the current tax assets and liabilities on a net basis or to realize the assets and settle the liabilities simultaneously.

4.16  Foreign currency transactions

          Foreign currency transactions are initially recognized in the functional currency of the subsidiary by applying the exchange rates prevailing at the date of the transaction.

          Subsequently, at each reporting date, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the rates prevailing on that date.

          Any exchange differences arising on settlement or translation at the closing rates of monetary items are recognized in the consolidated income statement for the year.

          Note 4.6 details the Company's accounting policies for these derivative financial instruments. Also, Note 27 to these consolidated financial statements details the financial risk policies of Ferroglobe.

4.17  Revenue recognition

          The Company recognizes sales revenue related to the transfer of promised goods or services when control of the goods or services passes to the customer. The amount of revenue recognized reflects the consideration to which the Company is or expects to be entitled in exchange for those goods or services.

          In the Company's electrometallurgy business, revenue is principally generated from the sale of goods, including silicon metal and silicon- and manganese-based specialty alloys. The Company mainly satisfies its performance obligations at a point in time; the amounts of revenue recognized relating to performance obligations satisfied over time are not significant. The point in time at which control is transferred to the buyer is determined based on the agreed delivery terms, which follow Incoterms 2010 issued by International Chamber of Commerce.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

4. Accounting policies (Continued)

          In most instances, control passes and sales revenue is recognized when the product is delivered to the vessel or vehicle on which it will be transported, the destination port or the customer's premises. There may be circumstances when judgment is required based on the five indicators of control below.

  •
  The customer has the significant risks and rewards of ownership and has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the goods or service.

  •
  The customer has a present obligation to pay in accordance with the terms of the sales contract.

  •
  The customer has accepted the asset. Sales revenue may be subject to adjustment if the product specification does not conform to the terms specified in the sales contract, but this does not impact the passing of control. Specification adjustments have been immaterial historically.

  •
  The customer has legal title to the asset. The Company may retain legal title until payment is received but this is for credit risk purposes only.

  •
  The customer has physical possession of the asset. This indicator may be less important as the customer may obtain control of an asset prior to obtaining physical possession, which may be the case for goods in transit.

          Where the Company sells on 'C' terms (e.g., CIF, CIP, CFR and CPT), the Company is responsible (acts as principal) for providing shipping services and, in some instances, insurance after the date at which control of goods passes to the customer at the loading point. The Company therefore has separate performance obligations for freight and insurance services that are provided solely to facilitate sale of the commodities it produces. Revenue attributable to freight and insurance services is not usually material.

          Where the Company sells on 'D' terms (e.g., DDP, DAP and DAT), the Company arranges and pays for the carriage and retains the risk of the goods until delivery at an agreed destination, where ownership and control is transferred.

          Where the Company sells on 'F' terms (e.g., FCA and FOB), the customer arranges and pays for the main transportation. Risk and control are transferred to the customer when the goods are handed to the carrier engaged by the customer.

          The Company's products are sold to customers under contracts which vary in tenure and pricing mechanisms. The majority of pricing terms are either fixed or index-based for monthly, quarterly or annual periods, with a smaller proportion of volumes being sold on the spot market.

          Within each sales contract, each unit of product shipped is a separate performance obligation. Revenue is generally recognized at the contracted price as this reflects the stand-alone selling price. Sales revenue excludes any applicable sales taxes.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

4. Accounting policies (Continued)

          Physical exchanges with counterparties in the same line of business in order to facilitate sales to customers are reported net, as are sales and purchases made with a common counterparty, as part of an arrangement similar to a physical exchange.

          Revenue from the energy business is based on the power generated and put on the market at regulated prices and is recognized when the energy produced is transferred to the power network.

          Interest income is recognized as the interest accrues using the effective interest rate, the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset.

          Dividend income from investments is recognized when the shareholders' right to receive the payment is established.

4.18  Expense recognition

          Expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

          An expense is recognized in the consolidated income statement when there is a decrease in the future economic benefits related to a reduction of an asset, or an increase in a liability, which can be measured reliably. This means that an expense is recognized simultaneously with the recognition of the increase in a liability or the reduction of an asset. Additionally, an expense is recognized immediately in the consolidated income statement when a disbursement does not give rise to future economic benefits or when the requirements for recognition as an asset are not met. Also, an expense is recognized when a liability is incurred and no asset is recognized, as in the case of a liability relating to a guarantee.

4.19  Grants

          Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

4.20  Termination benefits

          Under current labour legislation, the Company is required to pay termination benefits to employees whose employment relationship is terminated under certain conditions. The payments for termination benefits, when they arise, are charged as an expense when the decision to terminate the employment relationship is taken.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

4. Accounting policies (Continued)

4.21  CO2 emission allowances

          CO2 emission allowances are measured at cost of acquisition. Allowances acquired free of charge under governmental schemes are initially measured at market value at the date received. At the same time, a grant is recognized for the same amount under "deferred income."

          Emissions allowances are not amortized, but rather are expensed when used.

          At year end, the Company assesses whether the carrying amount of the allowances exceeds their market value in order to determine whether there are indicators of impairment. If there are such indicators, the Company determines whether these allowances will be used in the production process or earmarked for sale, in which case the necessary impairment losses would be recognized. Provisions are released when the factors leading to the valuation adjustment have ceased to exist.

          A provision for liabilities and charges is recognized for expenses related to the emission of greenhouse gases. This provision is maintained until the company is required to settle the liability by surrendering the corresponding emission allowances. These expenses are accrued as greenhouse gases are emitted.

          When an expense is recognized for allowances acquired free of charge, the corresponding "deferred income" is taken to operating income. The Company derecognizes allowances surrendered at their carrying amount and recognizes those received at their fair value when received. The difference between both values is recognized as "deferred income."

4.22  Share-based compensation

          The Company recognizes share-based compensation expense based on the estimated grant date fair value of share-based awards using a Black-Scholes option pricing model. Prior to vesting, cumulative compensation cost equals the proportionate amount of the award earned to date. The Company has elected to treat each award as a single award and recognize compensation cost on a straight-line basis over the requisite service period of the entire award. If the terms of an award are modified in a manner that affects both the fair value and vesting of the award, the total amount of remaining unrecognized compensation cost (based on the grant-date fair value) and the incremental fair value of the modified award are recognized over the amended vesting period.

4.23  Assets and disposal groups classified as held for sale, liabilities associated with assets held for sale and discontinued operations

          Assets and disposal groups classified as held for sale include the carrying amount of individual items, disposal groups or items forming part of a business unit earmarked for disposal (discontinued operations), whose sale in their present condition is highly likely to be completed within one year from the reporting date. Therefore, the carrying amount of these items, which may or may not be of a financial nature, will likely be recovered through the proceeds from their disposal.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

4. Accounting policies (Continued)

          Liabilities associated with non-current assets held for sale include the balances payable arising from the assets held for sale or disposal groups and from discontinued operations.

          Assets and disposal groups classified as held for sale are measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non-current assets held for sale are not depreciated as long as they remain in this category.

4.24  Consolidated statement of cash flows

          The following terms are used in the consolidated statement of cash flows, prepared using the indirect method, with the meanings specified as follows:

  1.
  Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

  2.
  Operating activities: activities constituting the object of the subsidiaries forming part of the consolidated Company and other activities that are not investing or financing activities.

  3.
  Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

  4.
  Financing activities: activities that result in changes in the size and composition of the equity and borrowings of the Company that are not operating or investing activities.

5. Business Combinations

          Business combinations are accounted for using the acquisition method. The identifiable assets acquired and liabilities assumed are recognized at their fair values at the acquisition date. Acquisition costs are recognized in profit or loss as incurred.

          Goodwill is initially measured as the excess of the aggregate of the consideration transferred, the amount recognized for any non-controlling interest and the acquisition-date fair values of any previously held interest in the acquiree over the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date. If, after reassessment, the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the excess is recognized immediately in profit or loss as a bargain purchase gain.

          When the consideration transferred by the Company in a business combination includes an asset or liability resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination.

          Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates at fair value with the

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

5. Business Combinations (Continued)

corresponding gain or loss being recognized in profit or loss. Changes in fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the 'measurement period' (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

          On February 1, 2018 the Company acquired 100% of the outstanding ordinary shares of Kintuck (France) SAS and Kintuck AS from a wholly-owned subsidiary of Glencore International AG ("Glencore") and obtained control of both entities. The new subsidiaries were renamed as Ferroglobe Mangan Norge AS and Ferroglobe Manganèse France SAS. The Company completed the acquisition through its wholly-owned subsidiary Ferroatlántica.

          Simultaneously with the acquisition, Glencore and Ferroglobe have entered into exclusive agency arrangements for the marketing of Ferroglobe's manganese alloys worldwide and the procurement of manganese ores to supply Ferroglobe's plants, in both cases for a period of ten years.

          The business combination was recorded during the year ended December, 31, 2018 following IFRS 3 Business Combinations, with identifiable assets acquired and liabilities assumed provisionally recorded at their estimated fair values on the acquisition date while costs associated with the acquisition are expensed as incurred. The Company utilized the services of third-party valuation consultants, along with internal estimates and assumptions, to estimate the initial fair value of the assets acquired. The third-party valuation consultants utilized several appraisal methodologies including market and cost approaches to estimate the fair value of the identifiable net assets acquired.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

5. Business Combinations (Continued)

          The following is an estimate of the fair value of assets acquired and the liabilities assumed by Ferroglobe reconciled to the value of the acquisition consideration.

Balances $'000

ASSETS
Non-current assets
Other intangible assets	45
Property, plant and equipment	62,487
Other non-current financial assets	50

Total non-current assets acquired	62,582
Current assets
Inventories	21,314
Trade and other receivables	24,785
Other current assets	1,397
Cash and cash equivalents	29,530

Total current assets acquired	77,026

Total assets acquired	139,608
LIABILITIES
Non-current liabilities
Deferred tax liabilities	90

Total non-current liabilities assumed	90
Current liabilities
Trade and other payables	18,048
Provisions	735
Current income tax liabilities	396
Other current liabilities	4,066

Total current liabilities assumed	23,245

Total liabilities assumed	23,335

Net assets acquired	116,273

Satisfied by:
Cash	49,909
Contingent consideration	26,222

Total consideration transferred	76,131

Gain on bargain purchase	40,142

Net cash outflow arising on acquisition
Cash consideration	49,909
Less: cash and cash equivalent balances acquired	(29,530)

20,379

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

5. Business Combinations (Continued)

          The gain on bargain purchase was primarily attributable to the fact that the production of manganese alloys was considered an ancillary business to the seller, coupled with previous weaker manganese alloy pricing in the marketplace. The gain is recorded in the caption 'Bargain purchase gain' in the consolidated income statement.

          The fair value of Trade and other receivables includes trade receivables with a fair value of $11,900 thousand. There is no difference between the gross contractual value and fair value.

          The fair value of the contingent consideration arrangement of $26,222 thousand was estimated by applying the income approach based on a Monte Carlo simulation considering various scenarios of fluctuation of future manganese alloy spreads as well at the cyclicality of manganese alloy pricing. Contingent consideration is presented in Other liabilities and is assessed in each subsequent reporting period (see Note 21).

          Ferroglobe Mangan Norge and Ferroglobe Manganèse France contributed $112,445 thousand and $117,852 thousand respectively to the Company's revenue, and incurred losses of $10,148 thousand and $10,436 thousand respectively for the period between the date of acquisition and December 31, 2018.

          If the acquisition of Ferroglobe Mangan Norge and Ferroglobe Manganèse France had been completed on the first day of the financial year, Company revenues for the period would have been $2,289,931 thousand and Company profit would have been $45,007 thousand.

6. Segment reporting

          Operating segments are based upon the Company's management reporting structure. The Company's operating segments are primarily at a country level as this is how the Chief Operating Decision Maker (CODM) assesses performance and makes decisions about resource allocation. This is due to the integrated operations within each country and the ability to reallocate production based on the individual capacity of each plant. Additionally, economic factors that may impact our results of operations, such as currency fluctuations and energy costs, are also assessed at a country level.

          The Company's North America reportable segment is the result of the aggregation of the operating segments of the United States and Canada. These operating segments have been aggregated as they have similar long-term economic characteristics and there is similarity of competitive and operating risks and the political environment in the United States and Canada. The Company's Europe reportable segment is the result of the aggregation of the operating segments of Spain, France and Norway. Similar to our United States and Canada operating segments, our Spain, France and Norway operating segments are grouped together based on the relative similarity of the EBITDA margins, competitive risks, currency risks (i.e. risks relating to the Euro), operating risks and, given they are each part of the European Union and the European Economic Community, the political and economic environment.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

6. Segment reporting (Continued)

          The consolidated income statements at December 31, 2019, 2018 and 2017, by reportable segment, are as follows:

	2019
	Electrometallurgy — North America $'000	Electrometallurgy — Europe $'000	Electrometallurgy — South Africa $'000	Other segments $'000	Adjustments/ Eliminations(**) $'000	Total $'000
Sales	551,500	1,049,576	136,292	43,147	(165,293)	1,615,222
Cost of sales	(366,711)	(868,654)	(108,823)	(35,923)	165,714	(1,214,397)
Other operating income	10,418	47,672	1,323	19,413	(24,613)	54,213
Staff costs	(87,954)	(145,712)	(20,333)	(31,030)	—	(285,029)
Other operating expense	(60,105)	(142,929)	(19,457)	(27,406)	24,192	(225,705)
Depreciation and amortization charges, operating allowances and write-downs	(72,251)	(39,844)	(6,459)	(1,640)	—	(120,194)
Impairment losses	(174,013)	(465)	—	(1,421)	—	(175,899)
Net loss due to changes in the value of assets	—	—	(530)	(1,044)	—	(1,574)
(Loss) gain on disposal of non-current assets	(1,601)	180	—	(802)	—	(2,223)
Bargain purchase gain	—	—	—	—	—	—

Operating (loss) profit	(200,717)	(100,176)	(17,987)	(36,706)	—	(355,586)
Finance income	529	9,220	156	14,483	(23,008)	1,380
Finance costs	(3,914)	(22,547)	(4,507)	(55,265)	23,008	(63,225)
Financial derivative gain	—	—	—	2,729	—	2,729
Exchange differences	(407)	3,139	(1,179)	1,331	—	2,884

(Loss) Profit before tax	(204,509)	(110,364)	(23,517)	(73,428)	—	(411,818)
Income tax (expense) benefit	8,520	22,470	7,761	2,790	—	41,541

(Loss) profit for the year from continuing operations	(195,989)	(87,894)	(15,756)	(70,638)	—	(370,277)
Profit for the year from discontinued operations	—	3,280	—	81,357	—	84,637
(Loss) profit for the year	(195,989)	(84,614)	(15,756)	10,719	—	(285,640)
Loss (profit) attributable to non-controlling interests	5,123	—	(368)	284	—	5,039

(Loss) profit attributable to the Parent	(190,866)	(84,614)	(16,124)	11,003	—	(280,601)

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

6. Segment reporting (Continued)

	2018(*)
	Electrometallurgy — North America $'000	Electrometallurgy — Europe $'000	Electrometallurgy — South Africa $'000	Other segments $'000	Adjustments/ Eliminations(**) $'000	Total $'000
Sales	710,716	1,447,973	208,543	62,075	(187,305)	2,242,002
Cost of sales	(394,044)	(1,059,474)	(137,177)	(43,194)	187,212	(1,446,677)
Other operating income	4,943	39,817	3,420	16,666	(19,002)	45,844
Staff costs	(115,555)	(177,047)	(23,735)	(22,525)	—	(338,862)
Other operating expense	(77,670)	(146,143)	(26,353)	(46,489)	19,095	(277,560)
Depreciation and amortization charges, operating allowances and write-downs	(69,009)	(34,974)	(5,526)	(4,328)	—	(113,837)
Impairment losses	—	—	—	(58,919)	—	(58,919)
Net loss due to changes in the value of assets	—	(7)	(7,616)	—	—	(7,623)
(Loss) gain on disposal of non-current assets	(208)	(8,369)	(261)	23,402	—	14,564
Bargain purchase gain	—	40,142	—	—	—	40,142

Operating profit (loss)	59,173	101,918	11,295	(73,312)	—	99,074
Finance income	804	11,035	199	32,040	(39,220)	4,858
Finance costs	(4,109)	(40,831)	(5,298)	(46,048)	39,220	(57,066)
Financial derivative gain	—	—	—	2,838	—	2,838
Exchange differences	(1,194)	(10,561)	2,284	(4,665)	—	(14,136)

Profit (loss) before tax	54,674	61,561	8,480	(89,147)	—	35,568
Income tax (expense) benefit	4,949	(15,048)	(3,582)	(6,778)	—	(20,459)

Profit (loss) for the year from continuing operations	59,623	46,513	4,898	(95,925)	—	15,109
Profit for the year from discontinued operations	—	—	—	9,464	—	9,464
Profit (loss) for the year	59,623	46,513	4,898	(86,461)	—	24,573
Loss (profit) attributable to non-controlling interests	4,785	(332)	358	14,277	—	19,088

Profit (loss) attributable to the Parent	64,408	46,181	5,256	(72,184)	—	43,661

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

6. Segment reporting (Continued)

	2017(*)
	Electrometallurgy — North America $'000	Electrometallurgy — Europe $'000	Electrometallurgy — South Africa $'000	Other segments $'000	Adjustments/ Eliminations(**) $'000	Total $'000
Sales	541,143	1,083,200	122,504	50,782	(65,353)	1,732,276
Cost of sales	(303,096)	(690,589)	(81,744)	(33,496)	65,650	(1,043,275)
Other operating income	2,701	12,681	2,868	15,520	(15,670)	18,100
Staff costs	(90,802)	(147,595)	(23,495)	(37,923)	(220)	(300,035)
Other operating expense	(68,537)	(107,130)	(24,462)	(50,428)	16,158	(234,399)
Depreciation and amortization charges, operating allowances and write-downs	(66,789)	(27,404)	(5,788)	(430)	9	(100,402)
Impairment losses	(30,618)	—	—	(1,007)	(16)	(31,641)
Net gain due to changes in the value of assets	—	—	7,222	—	282	7,504
Gain (loss) on disposal of non-current assets	(3,718)	301	(138)	(818)	57	(4,316)
Bargain purchase gain
Other (loss) gain	—	(13,604)	—	(2,625)	13,616	(2,613)

Operating (loss) profit	(19,716)	109,860	(3,033)	(60,425)	14,513	41,199
Finance income	448	6,733	404	189,962	(195,138)	2,409
Finance costs	(4,567)	(40,106)	(7,361)	(43,043)	35,108	(59,969)
Financial derivative loss	—	—	—	(6,850)	—	(6,850)
Exchange differences	(191)	5,938	(1,197)	3,730	(66)	8,214

(Loss) profit before tax	(24,026)	82,425	(11,187)	83,374	(145,583)	(14,997)
Income tax benefit (expense)	29,386	(26,031)	2,068	9,096	(294)	14,225

Profit (loss) for the year from continuing operations	5,360	56,394	(9,119)	92,470	(145,877)	(772)
(Loss) profit for the year from discontinued operations	—	—	—	(5,050)	—	(5,050)
Profit (loss) for the year	5,360	56,394	(9,119)	87,420	(145,877)	(5,822)
Loss (profit) attributable to non-controlling interests	4,734	(370)	(147)	951	(24)	5,144

(Loss) profit attributable to the Parent	10,094	56,024	(9,266)	88,371	(145,901)	(678)

(*)
The consolidated Income Statements for the periods ended December 31, 2018 and 2017 have been restated to reclassify the results of the Spanish energy assets within profit (loss) for the year from discontinued operations.as part of the Other segments, as described in Note 1 to the consolidated financial statements.

(**)
The amounts correspond to transactions between segments that are eliminated in the consolidation process.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

6. Segment reporting (Continued)

          The consolidated statements of financial position at December 31, 2019 and 2018, by reportable segment are as follows:

	2019
	Electrometallurgy — North America $'000	Electrometallurgy — Europe $'000	Electrometallurgy — South Africa $'000	Other segments $'000	Consolidation Adjustments/ Eliminations(*) $'000	Total $'000
Goodwill	29,702	—	—	—	—	29,702
Other intangible assets	18,504	30,248	1,322	1,193	—	51,267
Property, plant and equipment	419,695	216,809	53,650	50,752	—	740,906
Inventories	91,619	215,509	32,886	14,107	—	354,121
Trade and other receivables (**)	427,871	504,294	47,755	764,532	(1,430,186)	314,266
Cash, restricted cash and cash equivalents	25,194	65,216	3,321	29,444	—	123,175
Other	11,932	60,619	14,921	33,444	—	120,916

Total assets	1,024,517	1,092,695	153,855	893,472	(1,430,186)	1,734,353

Equity	459,637	307,131	43,466	(207,937)	—	602,297
Provisions	31,220	85,167	7,108	7,448	—	130,943
Bank borrowings	—	100,070	—	58,929	—	158,999
Obligations under finance leases	6,473	18,128	14	1,257	—	25,872
Debt instruments	—	—	—	354,951	—	354,951
Other financial liabilities	—	454	—	66,085	—	66,539
Trade and other payables (***)	464,592	520,937	86,837	587,552	(1,465,859)	194,059
Other	62,595	60,808	16,430	25,187	35,673	200,693

Total equity and liabilities	1,024,517	1,092,695	153,855	893,472	(1,430,186)	1,734,353

	2018
	Electrometallurgy — North America $'000	Electrometallurgy — Europe $'000	Electrometallurgy — South Africa $'000	Other segments $'000	Consolidation Adjustments/ Eliminations(*) $'000	Total $'000
Goodwill	202,848	—	—	—	—	202,848
Other intangible assets	22,798	26,476	1,292	1,256	—	51,822
Property, plant and equipment	467,616	219,520	56,679	145,047	—	888,862
Inventories	113,673	288,669	35,944	18,684	—	456,970
Trade and other receivables (**)	267,974	274,291	50,665	834,515	(1,254,935)	172,510
Cash, restricted cash and cash equivalents	76,791	110,523	19,483	9,850	—	216,647
Other	15,341	85,905	8,692	24,220	—	134,158

Total assets	1,167,041	1,005,384	172,755	1,033,572	(1,254,935)	2,123,817

Equity	646,851	206,781	58,294	(27,554)	—	884,372
Provisions	29,644	71,163	7,889	7,661	—	116,357
Bank borrowings	—	6,914	—	134,098	—	141,012
Obligations under finance leases	1,466	—	—	65,005	—	66,471
Debt instruments	—	—	—	352,594	—	352,594
Other financial liabilities	—	3,841	—	81,471	—	85,312
Trade and other payables (***)	414,022	662,667	93,970	379,468	(1,282,176)	267,951
Other	75,058	54,018	12,602	40,829	27,241	209,748

Total equity and liabilities	1,167,041	1,005,384	172,755	1,033,572	(1,254,935)	2,123,817

(*)
These amounts correspond to balances between segments that are eliminated at consolidation.

(**)
Trade and other receivables includes non-current and current receivables from group that eliminated in the consolidated process.

(***)
Trade and other payables includes non-current and current payables from group that are eliminated in the consolidated process.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

6. Segment reporting (Continued)

Other disclosures

Sales by product line

          Sales by product line are as follows:

	2019 $'000	2018 $'000	2017 $'000

Silicon metal	539,872	933,366	739,618
Manganese-based alloys	447,311	527,757	363,644
Ferrosilicon	275,368	359,374	266,862
Other silicon-based alloys	181,736	215,697	188,183
Silica fume	33,540	37,061	36,338
Energy	—	12,149	7,244
Other	137,395	156,598	130,387

Total	1,615,222	2,242,002	1,732,276

Information about major customers

          Total sales of $643,689 thousand, $758,894 thousand, and $820,987 thousand were attributable to the Company's top ten customers in 2019, 2018, and 2017 respectively. During 2019 and 2018, there was no single customer representing greater than 10% of the Company's sales. During 2017, sales corresponding to Dow Corning Corporation represented 12.2% of the Company's sales, respectively. Sales to Dow Corning Corporation are included partially in the Electrometallurgy — North America segment and partially in the Electrometallurgy — Europe segment.

7.    Goodwill

          Changes in the carrying amount of goodwill during the years ended December 31, are as follows:

	January 1, 2018 $'000	Impairment (Note 25.5) $'000	Exchange differences $'000	December 31, 2018 $'000	Impairment (Note 25.5) $'000	Exchange differences $'000	December 31, 2019 $'000
Globe Specialty Metals, Inc.	205,287	—	(2,439)	202,848	(174,008)	862	29,702

Total	205,287	—	(2,439)	202,848	(174,008)	862	29,702

          In accordance with the requirements of IAS 36, goodwill is tested for impairment annually and is tested for impairment between annual tests if a triggering event occurs that would indicate the carrying amount of a cash-generating unit may be impaired. Impairment testing for goodwill is done at a cash-generating unit level, and the Company performs its annual impairment test at the end of the annual reporting period (December 31). The estimate of the recoverable value of the cash-generating units requires significant judgment in evaluation of overall market conditions,

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

7.    Goodwill (Continued)

estimated future cash flows, discount rates and other factors, and are calculated based on management's business plans.

          On December 23, 2015, Ferroglobe PLC consummated the acquisition of 100% of the equity interests of Globe Specialty Metals, Inc. (GSM) and subsidiaries and FerroAtlántica. This Business Combination was accounted for using the acquisition method of accounting for business combinations under IFRS 3 Business Combinations, with FerroAtlántica treated as the accounting acquirer and GSM as the acquiree. The aggregate of the fair values as of the closing date of the Business Combination of the assets acquired and liabilities assumed was recorded as goodwill.

          During the year ended December 31, 2019, the Company recognized an impairment charge of $174,008 thousand related to the complete impairment of goodwill in Canada and partial impairment of goodwill in the United States, resulting from a decline in future estimated projections and increase of the discount rate which caused the Company to revise its expected future cash flows from its Canadian and United States business operations. The impairment charge is recorded within the Electrometallurgy — North America reportable segment.

          During the year ended December 31, 2018, in connection with our annual goodwill impairment test, the Company did not recognize an impairment charge.

          Ferroglobe operates in a cyclical market, and silicon and silicon-based alloy index pricing and foreign import pressure into the U.S. and Canadian markets impact the future projected cash flows used in our impairment analysis. Recoverable value was estimated based on discounted cash flows. Estimates under the Company's discounted income based approach involve numerous variables including anticipated sales price and volumes, cost structure, discount rates and long term growth that are subject to change as business conditions change, and therefore could impact fair values in the future. As of December 31, 2019, the remaining goodwill for the U.S and Canadian cash-generating units is $29,702 thousand and nil, respectively.

Key assumptions used in the determination of recoverable value

          In determining the asset recoverability through value in use, estimates, judgments and assumptions on uncertain matters are required. For each cash-generating unit, the value in use is determined based on economic assumptions and forecasted operating conditions as follows:

	2019		2018
	U.S.	Canada	U.S.	Canada
Weighted average cost of capital	11.1%	11.5%	11.0%	10.5%
Long-term growth rate	2.0%	2.0%	2.0%	2.0%
Normalized tax rate	21.0%	26.6%	22.0%	26.5%

          The Company has defined a financial model which considers the revenues, expenditures, cash flows, net tax payments and capital expenditures on a five year period (2020-2024), and perpetuity beyond this tranche. The financial projections to determine the net present value of future cash flows are modeled considering the principal variables that determine the historic flows of each group of cash-generating unit.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

7.    Goodwill (Continued)

Sensitivity to changes in assumptions

          Changing management's assumptions, could significantly affect the evaluation of the value in use of our cash generating units and, therefore, the impairment result. As of December 31, 2019, there is $5,266 thousand headroom between the carrying value of goodwill and the recoverable value of the U.S cash-generating unit. The following changes to the assumptions used in the impairment test lead to the following changes in recoverable value:

					Sensitivity on long-term growth rate
		Excess of recoverable value over carrying value	Sensitivity on discount rate				Sensitivity on cash flows
	Goodwill		Decrease by 10%	Increase by 10%	Decrease by 10%	Increase by 10%	Decrease by 10%	Increase by 10%
	(in millions of $)
Electrometallurgy — U.S.	29.7	5.3	44.1	(35.0)	(4.5)	4.5	(62.0)	62.0

Total	29.7

8.    Other intangible assets

          Changes in the carrying amount of other intangible assets during the years ended December 31 are as follows:

	Development Expenditure $'000	Power Supply Agreements $'000	Rights of Use $'000	Computer Software $'000	Other Intangible Assets $'000	Accumulated Depreciation (Note 25.3) $'000	Impairment (Note 25.5) $'000	Total $'000
Balance at January 1, 2018	50,482	37,836	23,039	6,047	24,263	(72,751)	(10,258)	58,658
Additions	992	—	—	—	26,385	(9,312)	(16,073)	1,992
Disposals	—	—	—	(64)	(7,260)	—	—	(7,324)
Business combinations (Note 5)	—	—	—	45	—	—	—	45
Transfers from/(to) other accounts	1,919	—	—	—	(1,919)	—	—	—
Exchange differences	(2,408)	—	(648)	(101)	(1,656)	2,546	718	(1,549)

Balance at December 31, 2018	50,985	37,836	22,391	5,927	39,813	(79,517)	(25,613)	51,822

Additions	870	—	—	—	22,842	(7,305)	(211)	16,196
Disposals	(553)	—	(5,595)	(780)	(8,295)	3,845	5,281	(6,097)
Exchange differences	(976)	—	(263)	2	(142)	694	468	(217)
Business disposal	—	—	—	—	(11,548)	—	1,111	(10,437)

Balance at December 31, 2019	50,326	37,836	16,533	5,149	42,670	(82,283)	(18,964)	51,267

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

8.    Other intangible assets (Continued)

          Additions and disposals in other intangible asset in 2019 and 2018 primarily relate to the acquisition, use and expiration of rights held to emit greenhouse gasses by certain Spanish, French and Canadian subsidiaries (see Note 4.21).

          As a result of the Business Combination, the Company acquired a power supply agreement which provides favorable below-market power rates to the Alloy, West Virginia facility, which terminates in December 2021.

          During 2019 the Company disposed of FerroAtlántica, S.A.U., which resulted in a net reduction of other intangible assets of $10,437 thousand, the net gain on the disposal of FerroAtlántica, S.A.U. is disclosed in Note 29. During 2018 the Company recognised an impairment of $13,947 thousand of development expenditures in relation to our solar-grade silicon metal project based in Puertollano, Spain. Refer to Note 9 for further details.

          At December 31, 2019, the Company has no intangible assets pledged as security for outstanding bank loans and other payables. At December 31, 2018 the company has other intangible assets of $26,948 thousands pledged as security for outstanding bank loans and other payables.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

9.    Property, plant and equipment

          The detail of property, plant and equipment, net of the related accumulated depreciation and impairment in 2019 and 2018 is as follows:

	Land and Buildings $'000	Plant and Machinery $'000	Other Fixtures, Tools and Furniture $'000	Advances and Property, Plant and Equipment in the Course of Construction $'000	Mineral Reserves $'000	Other Items of Property, Plant and Equipment $'000	Other Items of Leased Land and Buildings $'000	Other Items of Leased Plant and machinery $'000	Accumulated Depreciation (Note 25.3) $'000	Impairment (Note 25.5) $'000	Total $'000
Balance at January 1, 2018	251,298	1,490,804	8,533	128,584	60,359	32,364	—	—	(936,325)	(117,643)	917,974
Additions	2,983	9,104	12	99,016	—	4,293	—	—	(104,532)	(42,846)	(31,970)
Disposals and other	(4,687)	(34,612)	(1,084)	(2,657)	—	(587)	—	—	35,921	—	(7,706)
Transfers from/(to) other accounts	24,823	69,439	4,850	(97,086)	—	222	—	—	(2,248)	—	—
Exchange differences	(10,743)	(74,554)	(405)	(5,941)	(951)	(383)	—	—	48,455	3,292	(41,230)
Business combinations (Note 5)	6,846	53,337	82	1,790	—	432	—	—	—	—	62,487
Business disposals	(35,211)	(26,471)	(43)	(342)	—	—	—	—	56,674	—	(5,393)
Discounted operations	—	—	—	—	—	—	—	—	(5,300)	—	(5,300)

Balance at December 31, 2018	235,309	1,487,047	11,945	123,364	59,408	36,341	—	—	(907,355)	(157,197)	888,862
IFRS 16 Adjustments at 1 January 2019	—	—	—	—	—	—	12,417	18,055	(9,703)	—	20,769
Additions	74	1,409	32	34,039	—	—	777	3,089	(103,121)	(1,224)	(64,925)
Disposals and other	(13,160)	(78,774)	(3,399)	(7,426)	—	(2,195)	—	—	48,560	48,775	(7,619)
Transfers from/(to) other accounts	408	38,445	220	(39,073)	—	—	—	—	—	—	—
Exchange differences	(2,822)	(8,908)	36	(1,881)	94	317	104	189	9,091	2,000	(1,780)
Business disposals	(23,223)	(165,382)	(15)	(2,372)	—	—	—	—	96,591	—	(94,401)

Balance at December 31, 2019	196,586	1,273,837	8,819	106,651	59,502	34,463	13,298	21,333	(865,937)	(107,646)	740,906

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

9.    Property, plant and equipment (Continued)

          Additions in the captions leased Land and Building and Leased Plant and Machinery represents the adoption of IFRS 16 from January 1, 2019, see Note 3.

          During 2019 the Company disposed of FerroAtlántica, S.A.U. and Ultracore Polska Zoo, which resulted in a net reduction of property, plant and equipment of $94,401 thousand. The net gain on the disposal of FerroAtlántica, S.A.U. is disclosed in Note 29 and the net loss on disposal of Ultracore Polska ZOO is included in Note 25.6.

          During 2019 the Company liquidated Ganzi Ferroatlántica Silicon Industry Company, Ltd. and started the process of liquidation of Mangshi Sinice Silicon Industry Company Limited, which resulted in the reduction of impairment of $48,775 thousand.

          Business combinations in 2018 relate to the assets acquired as part of the acquisition of the Glencore plants in France and Norway, see Note 5.

          During 2018 the Company disposed of Hidro Nitro Española S.A. which resulted in a net reduction of property, plant and equipment of $5,393 thousand. The net gain on the disposal of the business is disclosed in Note 25.6.

          During 2018 the Company recognised an impairment of $40,537 thousand in Impairment losses (Electrometallurgy — Other segment) in relation to our solar-grade silicon metal project based in Puertollano, Spain. At the end of 2018 the Company has decided to temporarily suspend investment in the project due to deterioration in the market environment for solar grade silicon (or polysilicon) worldwide. The Company is preserving the technology and know-how in order to be able to finalize the construction of the factory as soon as market circumstances change. As of December 31, 2019, the Company continues to recognize these project assets as $40,590 thousand based on the higher of fair value less costs of disposal and value in use. Fair value less costs of disposal related to land and buildings was determined based on recent sales of comparable industrial properties located near the project. Fair value less costs of disposal related to machinery and equipment was determined by assessing the recoverability of the assets to a market participant. In 2019 the valuation of these assets has been reassessed and no changes in the impairment recorded were needed.

          As at December 31, 2019 the Company tested property, plant and equipment for impairment, estimating the recoverable value of the cash-generating units requires significant judgment in evaluation of overall market conditions, estimated future cash flows, discount rates and other factors, based on management's business plans. Recoverable values were estimated by determining the value in use for all assets, with the exception of our solar-grade silicon metal project based in Puertollano, Spain, and our silicon metal plant in Polokwane, South Africa for which the recoverable value was determined by independent valuation experts. No impairment for property, plant and equipment was recognized during the year ended December 31, 2019.

          At December 31, 2019, the Company has no property, plant and equipment pledged as security for outstanding bank loans and other payables. At December 31, 2018, the Company has property, plant and equipment of $514,625 thousands pledged as security for outstanding bank loans.

Finance leases

          Finance leases held by the Company included in Plant and Machinery at December 31 are as follows:

	Life (Years)	Time Elapsed (Years)	Historical Cost EUR €'000	Cost US $'000	Accumulated Depreciation US $'000	Carrying Amount US $'000	Interest Payable US $'000	Lease Payments Outstanding US $'000
December 31, 2018 Hydroelectrical installations	10	6.6	109,047	124,859	(82,940)	41,918	—	65,005

          The leases of the Hydroelectrical installation have been canceled before the sale of FAU.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

9.    Property, plant and equipment (Continued)

Commitments

          At December 31, 2019 and 2018, the Company has capital expenditure commitments totaling $15,635 thousand and $26,935 thousand, respectively, primarily related to maintenance and improvement works at plants.

10.    Financial assets and other receivables

          The company's financial assets and their classification under IFRS 9 are as follows:

		2019 classification
	Note	Amortised cost $'000	Fair value through profit or loss — mandatorily measured $'000	Fair value through other comprehensive income — designated $'000	Total $'000
Other financial assets	10.1	2,618	5,544	—	8,162
Receivables from related parties	23	5,202	—	—	5,202
Trade receivables	10.2	232,479	—	—	232,479
Other receivables	10.2	10,889	—	—	10,889
Cash and cash equivalents		94,852	—	—	94,852
Restricted cash		28,323	—	—	28,323

Total financial assets		374,363	5,544	—	379,907

		2018 classification
	Note	Amortised cost $'000	Fair value through profit or loss — mandatorily measured $'000	Fair value through other comprehensive income — designated $'000	Total $'000
Other financial assets	10.1	3,264	69,602	—	72,866
Receivables from related parties	23	16,514	—	—	16,514
Trade receivables	10.2	70,755	—	—	70,755
Other receivables	10.2	7,784	—	—	7,784
Cash and cash equivalents		216,647	—	—	216,647

Total financial assets		314,964	69,602	—	384,566

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

10.    Financial assets and other receivables (Continued)

          As of year ended December 31, 2019, Cash and cash equivalents and restricted cash comprise the following:

	2019 $'000	2018 $'000
Cash and cash equivalents	94,852	216,647
Current restricted cash presented as Cash	28,323	—

Escrow: Hydro-electric assets sale	5,617	—
ABL	22,500	—
Others	206	—

Total	123,175	216,647

          The escrow was constituted in August 30, 2019, in consideration of FAU sale; under agreement terms, the Purchaser and the Seller deposited in a restricted bank account a part of the share purchase price, guaranteeing any compensation to the purchaser for any claim under the contract. In relation to the ABL Restricted cash, the amount constituted is fixed by agreement as liquidity covenants, see "Note 16".

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

10.    Financial assets and other receivables (Continued)

10.1  Other financial assets

          At December 31, 2019, other financial assets comprise the following:

	2019
	Non-Current $'000	Current $'000	Total $'000
Other financial assets held with third parties:
Other financial assets at amortised cost	2,618	—	2,618
Listed equity securities	—	5,544	5,544

Total	2,618	5,544	8,162

          Listed equity securities comprises investments held by Globe Argentina Metales in Pampa Energía.

          At December 31, 2018, other financial assets comprise the following:

	2018
	Non-Current $'000	Current $'000	Total $'000
Other financial assets held with third parties:
Other financial assets at amortised cost	3,264	—	3,264
Listed equity securities	—	2,523	2,523
Debt investments at fair value through profit or loss	67,079	—	67,079

Total	70,343	2,523	72,866

          Debt instruments at fair value through profit or loss comprised an investment in subordinated loan notes issued by a special purpose entity that purchased accounts receivable from the Company pursuant to a securitization program (see 'Securitization of trade receivables' below). There is no equivalent amount at December 31, 2019 as the Irish SPE (see'Securitization of trade receivables') is now consolidated and the investment in subordinated loan notes were eliminated on consolidation.

Securitization of trade receivables

          On July 31, 2017, the Company entered into an accounts receivable securitization program (the "Program") where trade receivables generated by the Company's subsidiaries in the United States, Canada, Spain and France were sold to Ferrous Receivables DAC, a special purpose entity domiciled and incorporated in Ireland (the "SPE"). As sales of the Company's products to customers occurred, eligible trade receivables were sold to the SPE at an agreed upon purchase price. Part of the consideration was received upfront in cash and part was deferred in the form of senior subordinated and junior subordinated loans notes issued by the SPE to the selling entities.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

10.    Financial assets and other receivables (Continued)

          The SPE purchased the receivables at a slight discount to invoice value in order to pay certain expenses and fees related to the receivables including the costs of servicing the portfolio, the costs servicing the debt incurred to fund the purchase and any administrative costs. This discount was sized to adequately to cover any and all expenses required of the SPE.

          At December 31, 2018, up to $303,000 thousand of upfront cash consideration could be provided by the SPE under the Program, financed by ING Bank N.V. ("ING"), as senior lender and Finacity Capital Management Inc. ("Finacity"), as intermediate subordinated lender and control party. In respect of trade receivables outstanding at December 31, 2018, the SPE provided upfront cash consideration of approximately $227,360 thousand.

          On October 11, 2019, the Company's subsidiaries in the United States and Canada repurchased all outstanding receivables that had they had previously sold to the SPE so that they could form part of the borrowing base for the North American asset-based revolving credit facility (the "ABL Revolver").

          During 2019, following certain termination events under the Program, ING's senior loan commitments were reduced to $75,000 thousand and the Company and ING agreed the Program would terminate during the fourth quarter of 2019, unless otherwise refinanced.

          On December 10, 2019, the Company refinanced the Program and amended and restated its terms. The SPE repaid the remaining senior loans to ING with the proceeds of new senior loans issued by an affiliate of Sound Point Capital Management LP. The new senior lender's commitments under the amended and restated securitization program are $150,000 thousand, of which $104,130 was drawn at December 31, 2019. Finacity remains an intermediate subordinated lender and the Company's European subsidiaries continue as senior subordinated and junior subordinated lenders as well as having a new interest in the senior and intermediate subordinated loan tranches. The Program has a two-year term until December 10, 2021.

Judgements relating to the consolidation of the SPE

          The Company does not own shares in the SPE or have the ability to appoint its directors. In determining whether to consolidate the SPE, the Company evaluated whether it has control over the SPE, in particular, whether it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

          Receivables are sold to the SPE under a true sale opinion with legal interest transferred from the Company to the SPE. While the sale of receivables to the SPE is without credit recourse, the Company continues to be exposed to the variable returns from its involvement in the SPE as it is exposed to credit risk as a subordinated lender to the SPE and it earns a variable amount of remuneration as master servicer of the receivables, as well as any excess return from additional service fee, including the loss or gain due to the effect of foreign exchange rates.

          As master servicer, Ferroglobe is responsible for the cash collection and management of any impaired receivables. Finacity, in addition to being intermediate subordinated lender, is the backup servicer and has the unilateral right to remove Ferroglobe as master servicer and manage impaired

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

10.    Financial assets and other receivables (Continued)

receivables. Until September 5, 2019, this right was considered to be substantive and it was concluded that Finacity had power and control over the SPE and that the SPE should not be consolidated by Ferroglobe. Considering the risk exposure for each lender at September 5, 2019 and subsequently, including under the amended and restated program effective December 10, 2019, it is not considered that Finacity has a risk exposure such as to be considered substantive. Therefore, Ferroglobe is now considered to have control over the SPE as it is exposed to variable returns and has the ability to affect those returns through its power over the investee. Accordingly, Ferroglobe has consolidated the SPE with effect from September 5, 2019.

          As a result of consolidating the SPE, the trade receivables purchased by the SPE are included in the Company's consolidated statement of financial position, along with loans (see Note 16) and cash held by the SPE.

Transactions with the SPE prior to consolidation

          Prior to the consolidation of the SPE on September 5, 2019, Company sold approximately $1,127 million of trade receivables to the SPE during the year ended December 31, 2019 (2018: approximately $2,059 million). The loss on transfer of the receivables, or purchase discount, which equates to difference between the carrying amount of the receivable and the purchase consideration, was $12,210 thousand and has been recognized within finance costs in the consolidated income statement (2018: $22,647 thousand).

          As a lender to the SPE, the Company earned interest on its senior subordinated and junior subordinated loan receivables. During the year ended December 31, 2019, the Company earned interest of $1,130 thousand in respect of these loan receivables, recognized within finance income in the consolidated income statement (2018: $3,403 thousand).

          The Company is engaged as master servicer to the SPE whereby the Company is responsible for the cash collection, reporting and cash application of the sold receivables. As master servicer, the Company earns a fixed rate management fee due to the percentage but depends on the volume of assets and an additional servicing fee which entitles the Company to a residual interest upon monthly liquidation of the SPE. The additional servicing fee will only be paid out on monthly liquidation of the SPE and from any excess cash flows remaining after all lenders to the SPE have been repaid. This results in the Company being exposed to variable returns. During the year ended December 31, 2019, the Company earned fixed-rate servicing fees of $1,531 thousand (2018: $2,961 thousand) and additional servicing fees of $4,790 thousand (2018: $11,174 thousand).

Restrictions on the use of group assets

          At December 31, 2019, the SPE held cash of $38,778 thousand and this is consolidated by the Company and included in the cash and cash equivalents balance (2018: the SPE was not consolidated). Cash held by the SPE can be used to repay the SPE's borrowings (see Note 16), pay interest and expenses incurred by the SPE, purchase new trade receivables from the Ferroglobe entities participating in the Program and repay loan notes issued to Ferroglobe entities, subject to continuing to meet the Program's collateral and minimum liquidity requirements. At

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

10.    Financial assets and other receivables (Continued)

December 31, 2019, $3,448 thousand of cash held by the SPE was available to repay subordinated loan notes to Ferroglobe entities and therefore available for use by the wider group.

          At December 31, 2019, the SPE held trade receivables of $90,108 thousand and these were consolidated by the Company (2018: the SPE was not consolidated). The proceeds from the collection of the SPE's receivables can be used to repay the SPE's borrowings.

	Amount $'000	Interest Rate	Currency
Senior Subordinated Loan	—	0%	U.S. Dollars
Junior Subordinated Loan	—	0%	U.S. Dollars

10.2  Trade and other receivables

          Trade and other receivables comprise the following at December 31:

	2019 $'000	2018 $'000
Trade receivables	237,022	75,719
Less — allowance for doubtful debts	(4,543)	(4,964)

	232,479	70,755
Tax receivables(1)	45,948	60,851
Government grant receivables	19,748	16,606
Other receivables	10,889	7,784

Total	309,064	155,996

(1)
"Tax receivables" is primarily related to VAT receivables, which are recovered either by offsetting against VAT payables or are expected to be refunded by the tax authorities in the relevant jurisdictions.

          The trade and other receivables disclosed above are short-term in nature and therefore their carrying amount is considered to approximate their fair value.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

10.    Financial assets and other receivables (Continued)

          The changes in the allowance for doubtful debts during 2019 and 2018 were as follows:

Allowance $'000
Balance at January 1, 2018	17,346
Impairment losses recognized	3,190
Amounts written off as uncollectible	(15,118)
Exchange differences	(454)

Balance at December 31, 2018	4,964
Impairment losses recognized	2,517
Amounts written off as uncollectible	(100)
Changes in the scope of consolidation	(2,750)
Exchange differences	(88)

Balance at December 31, 2019	4,543

Government grants

          The Company has been awarded government grants in relation to its operations in France, Spain and Norway, including grants in relation to the compensation of costs associated with the emission of CO2.

          During the year ended December 31, 2019, the Company recognized $33,327 thousand of income related to government grants, of which $33,327 thousand was deducted against the related expense in cost of sales (2018: $26,369 thousand of income, of which $18,923 thousand was deducted against the related expense in cost of sales and $7,446 thousand was recognized as other operating income). The Company has no unfulfilled conditions in relation to government grants, but certain grants would be repayable if the Company were to substantially curtail production or employment at certain plants.

          At December 31, 2019, no factoring arrengements were in place. At December 31, 2018, the carrying amounts of the government grant receivables include receivables which were subject to a factoring arrangement. Under this arrangement, the Company transferred receivables to the factor in exchange for cash and was prevented from selling or pledging the receivables. However, the Company retained late payment and credit risk. The Company therefore continues to recognise the transferred assets in their entirety in its balance sheet. The amount repayable under the factoring agreement is presented as secured borrowing. At December 31, 2018, the carrying amount of both the factored receivables and the secured borrowings was $6,913 thousand.

Factoring of other receivables

          The Company has no factoring without recourse arrangements for receivables as of December 31, 2019. There were $6,102 thousand of factored receivables outstanding as of December 31, 2018. These factoring arrangements transfer substantially all the economic risks and

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

10.    Financial assets and other receivables (Continued)

rewards associated with the ownership of accounts receivable to a third party and therefore are accounted for by derecognizing the accounts receivable upon receiving the cash proceeds of the factoring arrangement.

11.    Inventories

          Inventories comprise the following at December 31:

	2019 $'000	2018 $'000
Finished goods	158,056	197,982
Raw materials in progress and industrial supplies	140,689	222,912
Other inventories	54,564	34,887
Advances to suppliers	812	1,189

Total	354,121	456,970

          During 2019 the Company recognised an expense of $4,295 thousand (2018: $11,376 thousand) in respect of write-downs of inventory to net realisable value. The Company records expense for the write-down of inventories to Cost of sales in the consolidated income statement.

          At December 31, 2019, approximately $33 million of inventories in the Company's subsidiaries in the United States and Canada were pledged forming part of the borrowing base for the North American asset-based revolving credit facility (the "ABL Revolver"). At December 31, 2018, approximately $314 million of inventories were secured as collateral for then outstanding loan agreements.

12.    Other assets

          Other assets comprise the following at December 31:

	2019			2018
	Non-Current $'000	Current $'000	Total $'000	Non-Current $'000	Current $'000	Total $'000
Guarantees and deposits given	1,100	9	1,109	2,208	11	2,219
Prepayments and accrued income	10	13,415	13,425	16	3,672	3,688
Biological assets	—	—	—	7,790	—	7,790
Other assets	487	10,252	10,739	472	5,130	5,602

Total	1,597	23,676	25,273	10,486	8,813	19,299

          Biological assets comprise timber farms in South Africa, which are a source of raw materials used for the production of silicon metal. The biological assets were sold during 2019 for net proceeds of ZAR 130 million.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

13.    Equity

Share capital

          Ferroglobe PLC was incorporated on February 5, 2015 and issued one ordinary share with a face value of $1.00. The share was issued but uncalled. On October 13, 2015, the Company increased its share capital by £50,000 by issuing 50,000 sterling non-voting redeemable preference shares (the "Non-voting Shares") as well as 14 ordinary shares with a par value of $1.00. Subsequently on October 13, 2015, the Company consolidated the 15 ordinary shares at a par value of $1.00 to two ordinary shares with a par value of $7.50, for a total amount of $15.00.

          On December 23, 2015, the Company acquired all of the issued and outstanding ordinary shares from Grupo Villar Mir, S.A.U., par value €1,000 per share, of Grupo FerroAtlántica, S.A.U. in exchange for 98,078,161 newly-issued Ferroglobe Class A ordinary shares, nominal value $7.50 per share, making Grupo FerroAtlántica, S.A.U. a wholly-owned subsidiary of the Company. The company subsequently redeemed all Non-voting Shares.

          Subsequently on December 23, 2015, Gordon Merger Sub, Inc., a wholly owned subsidiary of the Company, merged with Globe Specialty Metals, Inc., and all outstanding shares of GSM common stock, par value $0.0001 per share were converted to the right to receive one newly-issued Ferroglobe ordinary share, nominal value $7.50 per share. The ordinary shares were registered by the Company pursuant to a registration statement on Form F-4, which was declared effective by the SEC on August 11, 2015, and trade on the NASDAQ Global Select Market under the ticker symbol "GSM."

          On June 22, 2016 the Company completed a reduction of the share capital and as such the nominal value of each share has been reduced from $7.50 to $0.01, with the amount of the capital reduction being credited to a distributable reserve.

          On November 18, 2016, Class A Ordinary Shares were converted into ordinary shares of Ferroglobe as a result of the distribution of beneficial interest units in the Ferroglobe Representation and Warranty Insurance Trust to certain Ferroglobe shareholders.

          During the year ended December 31, 2018, the Company issued 40,000 new ordinary share upon exercise of stock options and cancelled 1,152,958 ordinary shares pursuant to a share repurchase program (see below).

          During the year ended December 31, 2019, the Company did not issue new ordinary shares of any class.

          At December 31, 2019, there were 170,863,773 ordinary shares in issue with a par value of $0.01, for a total issued share capital of $1,784 thousand, (2018: 170,863,773 ordinary shares in issue with a par value of $0.01, for a total issued share capital of $1,784 thousand).

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

13.    Equity (Continued)

          At December 31, 2019, the Company's largest shareholder is as follows:

Name	Number of Shares Beneficially Owned	Percentage of Outstanding Shares(*)
Grupo Villar Mir, S.A.U.	91,125,521	53.8%

(*)
169,224,766 ordinary shares were outstanding at 31 December 2019, comprising 170,863,773 shares in issue less 1,733,051 shares held in treasury

Valuation adjustments

          Valuation adjustments comprise the following at December 31:

	2019 $'000	2018 $'000
Actuarial gains and losses	1,248	(390)
Hedging instruments and other	(3,417)	(11,169)

Total	(2,169)	(11,559)

Capital management

          The Company's primary objective is to maintain a balanced and sustainable capital structure through the industry's economic cycles, while keeping the cost of capital at competitive levels so as to fund the Company's growth. The main sources of financing are as follows:

  1.
  cash flow from operations;

  2.
  bank borrowings, including asset-based loans;

  3.
  debt instruments, including the senior Notes due 2022.

          Although the securitization program has been part of the Company's consolidated Balance since September 5, 2019, the Company continues in its efforts to focus on optimizing its working capital.

          The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of financial covenants. To maintain or adjust the capital structure, the Company may restructure or issue new borrowings or debt, make dividend payments,

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

13.    Equity (Continued)

return capital to shareholders or issue new shares. Management's review of the Company's capital structure includes monitoring of the leverage ratio, which was as follows at December 31:

	2019 $'000	2018 $'000	2017 $'000
Gross financial debt(*)	606,361	645,389	571,337
Cash, restricted cash and cash equivalents	(123,175)	(216,647)	(184,472)

Total net financial debt	483,186	428,742	386,865

Total equity(**)	602,297	884,372	937,758
Total net financial debt / total equity	80.22%	48.48%	41.25%

(*)
Gross financial debt comprises bank borrowings, obligations under leases, debt instruments and other financial liabilities.

(**)
Total equity comprises all capital and reserves of Company as stated in the consolidated statement of financial position.

          The classification of the Company's gross financial debt between non-current and current at December 31 is as follows:

	2019		2018		2017
	Balance $'000%		Balance $'000%		Balance $'000%
Non-current gross financial debt	548,531	90.46%	560,738	86.88%	458,056	80.17%
Current gross financial debt	57,830	9.54%	84,651	13.12%	113,281	19.83%

Total gross financial debt	606,361	100.00%	645,389	100.00%	571,337	100.00%

Share Repurchase Program

          At a general meeting of its shareholders held on August 3, 2018, shareholders granted authority to the Company to effect share repurchases. The Company is accordingly authorised for a period of five years to enter into contracts with appointed brokers under which the Company may undertake purchases of its ordinary shares — acquired by the brokers on the NASDAQ and through other permitted channels of up to approximately 10% of its issued ordinary share capital, at a minimum price of $0.01 per share, at a maximum price for such shares of 5% above the average volume-weighted average price of the Company's shares over the five business days prior to purchase and subject to additional restrictions (including as to pricing, volume, timing and the use of brokers or dealers) under applicable U.S. securities laws.

          Subsequently, the Company's Board of Directors authorised the repurchase of up to $20,000 thousand of the Company's ordinary shares in the period ending December 31, 2018. On November 7, 2018, the Company completed this repurchase program, resulting in the acquisition of a total of 2,894,049 ordinary shares for total consideration of $20,100 thousand, including

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

13.    Equity (Continued)

applicable stamp duty of $100 thousand. The average price paid per share was $6.89. The share repurchase program resulted in 1,152,958 ordinary shares purchased and cancelled and 1,741,091 ordinary shares purchased into treasury, all of which remained held in treasury at December 31, 2018.

          During the year ended December 31, 2019, there are not new shares repurchased by the Company.

Dividends

          There have not been dividends paid or proposed by the Company during the year ended December 31, 2019.

          On May 21, 2018, the Board of Directors approved an interim dividend per ordinary share of $0.06. The dividend totaling $10,321 thousand, was paid on June 29, 2018 to shareholders of record at the close of business on June 8, 2018.

          On August 20, 2018, the Board of Directors approved an interim dividend per ordinary share of $0.06. The dividend totaling $10,321 thousand, was paid on September 20, 2018 to shareholders of record at the close of business on September 5, 2018.

          There were no dividends paid or proposed by the Company during the year ended December 31, 2017.

Non-controlling interests

          The changes in non-controlling interests in the consolidated statements of financial position in 2019 and 2018 were as follows:

Balance $'000
Balance at January 1, 2018	121,734
Loss for the year	(19,088)
Increase of Parent's indirect ownership interest in FerroAtlántica de Venezuela S.A.	14,389
Translation differences and other	(890)

Balance at December 31, 2018	116,145

Loss for the year	(5,039)
Increase of Parent's indirect ownership interest in Ferrosolar OPCO Group SL. and Rocas, Arcillas y Minerales, S.A.	5,881
Translation differences and other	1,090

Balance at December 31, 2019	118,077

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

13.    Equity (Continued)

          The stand-alone statutory information regarding the largest non-controlling interests, in accordance with IFRS 12 Disclosure of Interests in Other Entities, is as follows:

          WVA Manufacturing, LLC (WVA) was formed on October 28, 2009 as a wholly-owned subsidiary of Globe. On November 5, 2009, Globe sold a 49% membership interest in WVA to Dow Corning Corporation (currently named "Dow"), an unrelated third party. As part of the sale of the 49% membership interest to Dow, an operating agreement and an output and supply agreement were established. The output and supply agreement states that of the silicon metal produced by WVA, 49% will be sold to Dow and 51% to Globe, which represents each member's ownership interest, at a price equal to WVA's actual production cost plus $100 per metric ton. The agreement will automatically terminate upon the dissolution or liquidation of WVA in accordance with the joint venture agreement between Globe and Dow. As of December 31, 2019 and 2018, the balance of Non-controlling interest related to WVA was $73,945 thousand and $77,343 thousand, respectively.

          Quebec Silicon Limited Partnership (QSLP), formed under the laws of the Province of Québec on August 20, 2010 is managed by its general partner, Quebec Silicon General Partner Inc., which is a wholly-owned subsidiary of Globe. QSLP owns and operates the silicon metal operations in Bécancour, Québec. QSLP's production output is subject to a supply agreement, which sells 51% of the production output to Globe and 49% to Dow, which represents each member's ownership interest, at a price equal to QSLP's actual production cost plus 31 Canadian dollars per metric ton. As of December 31, 2019 and 2018, the balance of non-controlling interest related to QSLP was $44,224 thousand and $44,796 thousand, respectively.

	2019		2018
	WVA $'000	QSLP $'000	WVA $'000	QSLP $'000
Statement of Financial Position
Non-current assets	80,923	63,639	84,864	62,725
Current assets	56,839	30,931	59,957	42,125
Non-current liabilities	14,677	19,944	14,677	15,406
Current liabilities	27,579	7,277	38,060	24,356
Income Statement
Sales	167,503	78,414	168,041	108,764
Operating profit	6,688	252	6,319	2,284
Profit before taxes	6,423	(36)	6,319	979
Net (loss) income	3,276	(70)	(6,458)	478
Cash Flow Statement
Cash flows from operating activities	2,287	3,720	10,025	4,317
Cash flows from investing activities	(2,256)	(3,544)	(3,830)	(4,980)
Cash flows from financing activities	—	227	—	—
Exchange differences on cash and cash equivalents in foreign currencies	—	149	—	(32)
Beginning balance of cash and cash equivalents	6,535	1,767	340	2,462

Ending balance of cash and cash equivalents	6,566	2,319	6,535	1,767

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

14.    (Loss) earnings per ordinary share

          Basic (loss) earnings per ordinary share are calculated by dividing the consolidated profit (loss) for the year attributable to the Parent by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year, if any. Dilutive (loss) earnings per share assumes the exercise of stock options, provided that the effect is dilutive.

	2019	2018	2017
Basic (loss) earnings per ordinary share computation
Numerator:
Profit (loss) attributable to the Parent ($'000)	(280,601)	43,661	(678)
Denominator:
Weighted average basic shares outstanding	169,152,905	171,406,272	171,949,128

Basic (loss) earnings per ordinary share ($)	(1.66)	0.25	—

Diluted (loss) earnings per ordinary share computation
Numerator:
Profit (loss) attributable to the Parent ($'000)	(280,601)	43,661	(678)
Denominator:
Weighted average basic shares outstanding	169,152,905	171,406,272	171,949,128
Effect of dilutive securities	—	123,340	—

Weighted average dilutive shares outstanding	169,152,905	171,529,612	171,949,128

Diluted (loss) earnings per ordinary share ($)	(1.66)	0.25	—

          Potential ordinary shares of 445,008, of 269,116, and of 70,673 were excluded from the calculation of diluted (loss) earnings per ordinary share in 2019, 2018, and 2017 respectively because their effect would be anti-dilutive.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

15. Provisions

          Provisions comprise the following at December 31:

	2019			2018
	Non- Current $'000	Current $'000	Total $'000	Non- Current $'000	Current $'000	Total $'000
Provision for pensions	56,679	1,050	57,729	52,529	197	52,726
Environmental provision	2,923	1,185	4,108	2,880	331	3,211
Provisions for litigation	—	3,905	3,905	—	2,399	2,399
Provisions for third-party liability	9,263	—	9,263	7,270	—	7,270
Provisions for C02 emissions allowances	5,776	29,162	34,938	2,859	25,111	27,970
Other provisions	10,211	10,789	21,000	10,249	12,532	22,781

Total	84,852	46,091	130,943	75,787	40,570	116,357

          The changes in the various line items of provisions in 2019 and 2018 were as follows:

	Provision for Pensions $'000	Environmental Provision $'000	Provisions for Litigation in Progress $'000	Provisions for Third Party Liability $'000	Provisions for CO2 Emissions Allowances $'000	Other Provisions $'000	Total $'000
Balance at January 1, 2018	59,195	3,467	11,732	7,639	7,281	26,178	115,492

Charges for the year	4,611	103	392	229	26,348	2,483	34,166
Provisions reversed with a credit to income	(36)	—	—	(9)	—	(1,524)	(1,569)
Amounts used	(2,076)	—	(9,595)	(239)	(5,470)	(3,039)	(20,419)
Provision against equity	(3,568)	—	—	—	—	—	(3,568)
Transfers from/(to) other accounts	277	—	—	—	—	—	277
Exchange differences and others	(5,677)	(359)	(130)	(350)	(189)	(2,035)	(8,740)
Additions from business combinations (see Note 5)	—	—	—	—	—	735	735
Disposals from business divestitures	—	—	—	—	—	(17)	(17)

Balance at December 31, 2018	52,726	3,211	2,399	7,270	27,970	22,781	116,357

Charges for the year	7,444	820	2,166	2,361	18,794	2,958	34,543
Provisions reversed with a credit to income	(1,798)	—	—	(74)	—	(1,101)	(2,973)
Amounts used	(2,019)	—	(650)	(179)	(9,452)	(723)	(13,023)
Provision against equity	2,244	—	—	—	—	—	2,244
Exchange differences and others	(868)	77	(10)	(115)	(249)	(441)	(1,606)
Disposals from business divestitures	—	—	—	—	(2,125)	(2,474)	(4,599)

Balance at December 31, 2019	57,729	4,108	3,905	9,263	34,938	21,000	130,943

          The main provisions relating to employee pension obligations are as follows:

France

          These relate to various obligations assumed by FerroPem, SAS with various groups of employees relate to long-service benefits, medical insurance supplements and retirement

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

15. Provisions (Continued)

obligations, all of which are unfunded defined benefit obligations, whose changes in 2019 and 2018 were as follows:

	2019 $'000	2018 $'000

Obligations at the beginning of year	28,049	29,768
Current service cost	1,951	1,678
Borrowing costs	524	470
Actuarial differences	4,432	(700)
Benefits paid	(1,581)	(1,818)
Exchange differences	(580)	(1,349)

Obligations at the end of year	32,795	28,049

          At December 31, 2019 and 2018, the effect of a 1% change in discount rate would have resulted in a change to the provision of approximately $4,767 thousand and $3,664 thousand, respectively.

          The following table reflects the gross benefit payments that are expected to be paid for the benefit plans for the year ended December 31, 2019:

2019 $'000

2020	1,020
2021	909
2022	1,400
2023	2,041
2024	2,249
Years 2025 - 2029	8,336

          The subsidiary recognized provisions in this connection based on an actuarial study performed by an independent expert.

South Africa

          Defined benefit plans relate to Retirement medical aid obligations and Retirement benefits. Actuarial valuations are performed periodically by independent third parties and in the actuary's opinion the fund was in a sound financial position. The valuation was based upon the amounts as per the latest valuation report received from third party experts.

Retirement medical aid obligations

          The Company provides post-retirement benefits by way of medical aid contributions for employees and dependents.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

15. Provisions (Continued)

Retirement benefits

          It is the policy of the Company to provide retirement benefits to all its employees and therefore membership of the retirement fund is compulsory. The Company has both defined contribution and defined benefit plans. The pension fund obligation is recognized in current provisions as the Company will contribute the difference to the plan assets within the next 12 months.

          In this regard, the changes of this provision in 2019 and 2018 were as follows:

	2019 $'000	2018 $'000

Obligations at beginning of year	5,429	7,872
Current service cost	90	139
Borrowing costs	511	740
Actuarial differences	(1,291)	(2,000)
Benefits paid	(254)	(226)
Exchange differences	116	(1,096)

Obligations at end of year	4,601	5,429

          At December 31, 2019 and 2018, the effect of a 1% change in the cost of the medical aid would have resulted in a change to the provision of approximately $562 thousand and $216 thousand, respectively.

          The breakdown, in percentage, of the plan assets are as follows:

	2019	2018

Cash	1.50%	1.72%
Equity	42.25%	47.42%
Bond	15.64%	13.62%
Property	2.78%	2.67%
International	32.51%	30.27%
Others	5.32%	4.30%

Total	100.00%	100.00%

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

15. Provisions (Continued)

          As of December 31, 2019 and 2018 the Plan assets amounted to $2,126 thousand and $1,906 thousand, respectively. Changes in the fair value of plan assets linked to the defined benefit plans in South Africa were as set forth in the following table:

	2019 $'000	2018 $'000

Fair value of plan assets at the beginning of the year	1,906	2,248
Interest income on assets	194	216
Benefits paid	—	(50)
Actuarial differences	(81)	(228)
Other	107	(280)

Fair value of plan assets at the end of the year	2,126	1,906

Actual return on assets	113	(11)

Venezuela

Benefit Plan

          The company FerroVen has pension obligations to all of its employees who, once reaching retirement age, have accumulated at least 15 years of service to the company and receive a Venezuelan Social Security Institute (IVSS) pension. In addition to the pension paid by the IVSS, 80% of the basic salary accrued when the pension benefit is awarded is guaranteed and paid by means of a lifelong monthly pension.

          The most recent of the present value of the defined benefit obligation actuarial valuation was determined at December 31, 2019 by independent actuaries. The present value of the unfunded obligation for defined benefit cost, the current service cost and past service cost were determined using the projected unit credit method.

          In this regards, the changes of this provision in 2019 and 2018 were as follows:

	2019 $'000	2018 $'000

Obligations at the beginning of year	534	1,883
Current service cost	50	775
Borrowing costs	1,128	—
Benefits paid	(3)	(35)
Exchange differences	(1,200)	(2,089)
Other	2,068	—

Obligations at the end of year	2,577	534

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

15. Provisions (Continued)

          The summary of the main actuarial assumptions used to calculate the aforementioned obligations is as follows:

	France		South Africa		Venezuela
	2019	2018	2019	2018	2019	2018
Salary increase	1.60% - 6.10%	1.60% - 6.10%	7.10% - 7.60%	7.2%	7374%	400000%
Discount rate	0.75%	2%	9.5% - 10.7%	9.9%	7673%	520004%
Expected inflation rate	1.60%	1.60%	5.1% - 6.1%	6.20%	7374%	500000%
Mortality	TGH05/TGF05	TGH05/TGF05	SA 85-90/PA (90)	SA 85-90/PA (90)	UP94	UP94
Retirement age	65	65	63	63	62 - 63	64

North America

a. Defined Benefit Retirement and Post-retirement Plans

          Globe Metallurgical Inc. ("GMI") sponsors three non-contributory defined benefit pension plans covering certain employees, which were all frozen in 2003. Core Metals sponsors a non-contributory defined benefit pension plan covering certain employees, which was closed to new participants in April 2009.

          Quebec Silicon Limited partnership ("QSLP") sponsors a contributory defined benefit pension plan and postretirement benefit plan for certain employees, based on length of service and remuneration. Post-retirement benefits consist of a group insurance plan covering plan members for life insurance, disability, hospital, medical, and dental benefits. The contributory defined benefit pension plan was closed to new participants in December 2013. On December 27, 2013, the Communications, Energy and Paper Workers Union of Canada ("CEP") ratified a new collective bargaining agreement, which resulted in a curtailment pertaining to the closure of the postretirement benefit plan for union employees retiring after January 31, 2016. The Company's funding policy has been to contribute, as necessary, an amount in excess of the minimum requirements in order to achieve the Company's long-term funding targets.

          Benefit Obligations and Funded Status — The following provides a reconciliation of the benefit obligations, plan assets and funded status of the North American plans as of December 31, 2019 and 2018:

	2019				2018
	USA	Canada			USA	Canada
	Pension Plans $'000	Pension Plans $'000	Post- retirement Plans $'000	Total $'000	Pension Plans $'000	Pension Plans $'000	Post- retirement Plans $'000	Total $'000
Benefit obligation	37,272	25,626	8,739	71,637	35,062	22,393	7,377	64,832
Fair value of plan assets	(33,620)	(20,260)	—	(53,880)	(29,038)	(17,076)	—	(46,114)

Provision for pensions	3,652	5,366	8,739	17,757	6,024	5,317	7,377	18,718

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

15. Provisions (Continued)

          All North American pension and post-retirement plans are underfunded. At December 31, 2019 and 2018, the accumulated benefit obligation was $62,898 thousand and $57,455 thousand for the defined pension plan and $8,739 thousand and $7,377 thousand for the post-retirement plans, respectively.

          The assumptions used to determine benefit obligations at December 31, 2019 and 2018 for the North American plans are as follows:

	North America — 2019			North America — 2018
	USA	Canada		USA	Canada
	Pension Plan	Pension Plan	Postretirement Plan	Pension Plan	Pension Plan	Postretirement Plan
Salary increase	N/A	2.75% - 3.00%	N/A	N/A	2.75% - 3.00%	N/A
Discount rate	3.00%	3.15%	3.15%	4.00%	3.80%	3.90%
Expected inflation rate	N/A	N/A	N/A	N/A	N/A	N/A
Mortality	Pri-2012 Blue Collar Mortality	CPM2014- Private	CPM2014- Private Scale CPM-B	SOA RP-2014 Blue Collar Mortality	CPM2014- Private	CPM2014- Private
Retirement age	65	58 - 60	58 - 60	65	62	62

          The discount rate used in calculating the present value of our pension plan obligations is developed based on the BPS&M Pension Discount Curve for 2019 and 2018 and the Mercer Proprietary Yield Curve for 2019 and 2018 for QSLP Pension and post-retirement benefit plans and the expected cash flows of the benefit payments.

          The Company expects to make discretionary contributions of approximately $1,159 thousand to the defined benefit pension and post-retirement plans for the year ending December 31, 2020.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

15.    Provisions (Continued)

          The following reflects the gross benefit payments that are expected to be paid in future years for the benefit plans for the year ended December 31:

	Pension Plans $'000	Non-pension Postretirement Plans $'000
2020	2,290	193
2021	2,286	198
2022	2,253	195
2023	2,313	211
2024	2,353	220
Years 2025 - 2029	12,494	1,477

          The accumulated non-pension postretirement benefit obligation has been determined by application of the provisions of the Company's health care and life insurance plans including established maximums, relevant actuarial assumptions and health care cost trend rates projected at 5.3% for 2019 and decreasing to an ultimate rate of 4.0% in fiscal 2040. At December, 31 2019 and 2018, the effect of a 1% increase in health care cost trend rate on the non-pension postretirement benefit obligation is $1,809 thousand and $1,535 thousand, respectively. At December, 31 2019 and 2018 the effect of a 1% decrease in health care cost trend rate on the non-pension postretirement benefit obligation is ($1,374) thousand and ($1,194) thousand.

          The changes to these obligations in the current year ended December 31, 2019 were as follows:

	2019
	USA	Canada
	Pension Plans $'000	Pension Plans $'000	Post-retirement Plans $'000	Total $'000
Obligations at the beginning of year	35,062	22,393	7,377	64,832
Service cost	136	131	287	554
Borrowing cost	1,359	852	291	2,502
Actuarial differences	2,842	1,971	563	5,376
Benefits paid	(2,036)	(864)	(162)	(3,062)
Exchange differences	—	1,143	383	1,526
Expenses	(91)	—	—	(91)

Obligations at the end of year	37,272	25,626	8,739	71,637

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

15.    Provisions (Continued)

          The plan assets of the defined benefit and retirement and post-retirement plans in North America are comprised of assets that have quoted market prices in an active market. The breakdown as of December 31, 2019 and 2018 of the assets by class are:

	2019	2018
Cash	1%	1%
Equity Mutual Funds	44%	40%
Fixed Income Securities	55%	59%

Total	100%	100%

          For the year ended December 31, 2019, the changes in plan assets were as follows:

	2019
	USA	Canada
	Pension Plans $'000	Pension Plans $'000	Total $'000
Fair value of plan assets at the beginning of the year	29,038	17,076	46,114
Interest income on assets	1,115	659	1,774
Benefits paid	(2,036)	(864)	(2,900)
Actuarial return on plan assets	5,580	1,662	7,242
Exchange differences	—	891	891
Other	(77)	836	759

Fair value of plan assets at the end of the year	33,620	20,260	53,880

b.      Other Benefit Plans

          The Company administers healthcare benefits for certain retired employees through a separate welfare plan requiring reimbursement from the retirees.

          The Company's subsidiary, GMI, provides two defined contribution plans (401(k) plans) that allow for employee contributions on a pretax basis. The Company agrees to match 25% of participants' contributions up to a maximum of 6% of compensation. Additionally, the Company sponsors a defined contribution plan for employees of Core Metals. Under the plan, the Company may make discretionary payments to salaried and non-union participants in the form of profit sharing and matching funds.

          Other benefit plans offered by the Company include a Section 125 cafeteria plan for the pretax payment of healthcare costs and flexible spending arrangements.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

15.    Provisions (Continued)

Environmental provision

          Environmental provisions relate to $2,923 thousand of non-current environmental rehabilitation obligations (2018: $2,880 thousand) and $1,185 thousand of current environmental rehabilitation obligations (2018: $331 thousand).

Provisions for litigation

          Certain employees of FerroPem, SAS, then known as Pechiney Electrometallurgie, S.A., may have been exposed to asbestos at its plants in France in the decades prior to FerroAtlántica's purchase of that business in December 2004. The Company has recognized a provision of $1,166 thousand during the year ended December 31, 2019 as part of the current portion of Provisions for litigation (2018: $1,775 thousand). The associated expense has been recorded to Staff costs in the Consolidated Income Statement. See Note 24 for further information.

          The timing and amounts potential liabilities arising from such exposures is uncertain. The provision reflects the Company's best estimate of the expenditure required to meet resulting obligations.

          Grupo FerroAtlántica, S.A.U. assumes expenses for litigation provisions of FerroManganese France, in relation to the dismissal of two employees of the latter company. The amount of the provision recognised as of December 31, 2019 is $1,161 thousand.

          FerroManganese Norway registers a provision for litigation in December 2019, based on the settlement of the lawsuit against a crane supplier. The amount of the provision recognized as of December 31, 2019 is $1,048 thousand.

Provisions for third-party liability

          Provisions for third-party liability relate to current obligations ($9,263 thousand) relating to health costs for retired employees (2018: $7,270 thousand).

Other provisions

          Included in other provisions are current obligations arising from past actions that involve a probable outflow of resources that can be reliably estimated. Other provisions include taxes of $4,866 thousand (2018: $7,323 thousand) and other provisions of $16,134 thousand (2018: $15,458 thousand).

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

16.    Bank borrowings

          Bank borrowings comprise the following at December 31:

	2019
	Limit $'000	Non-Current Amount $'000	Current Amount $'000	Total $'000
Borrowings carried at amortised cost:
Credit facilities	100,000	45,449	12,600	58,049
Other loans	150,000	98,939	2,011	100,950

Total		144,388	14,611	158,999

	2018
	Limit $'000	Non-Current Amount $'000	Current Amount $'000	Total $'000
Borrowings carried at amortised cost:
Credit facilities	250,000	132,821	493	133,314
Other loans		—	7,698	7,698

Total		132,821	8,191	141,012

  Credit facilities

          Credit facilities comprise the following at December 31:

	2019 $'000	2018 $'000
Secured loans carried at amortised cost
Principal amount	62,835	135,919
Unamortised issuance costs	(4,786)	(3,098)
Accrued interest	—	493

Total	58,049	133,314

Amount due for settlement within 12 months	12,600	493
Amount due for settlement after 12 months	45,449	132,821

Total	58,049	133,314

          On February 27, 2018, Ferroglobe entered into a revolving credit facility that provided for borrowings up to an aggregate principal amount of $250,000 thousand (the "Revolving Credit Facility"). The Revolving Credit Facility was amended on February 22, 2019, which included a reduction in the size of the facility from $250,000 thousand to $200,000 thousand. The Revolving Credit Facility was amended further on September 30, 2019, reducing the size of the facility from

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

16.    Bank borrowings (Continued)

$200,000 thousand to $150,000 thousand. On October 11, 2019, the Revolving Credit Facility was repaid using the proceeds from the ABL Revolver and existing cash and cash equivalents, in the amounts of $134,570 thousand.

          On October, 11, 2019, Ferroglobe subsidiaries Globe Specialty Metals, Inc., and QSIP Canada ULC, as borrowers, entered into a Credit and Security Agreement for a new $100 million north American asset-based revolving credit facility (the "ABL Revolver"), with PNC Bank, N.A., as lender.

          The maximum advances granted by the lender are up to the lesser of (a) $100 million and (b) the Formula Amount. The Formula Amount at any time will be determined by reference to the most recent Borrowing Base Certificate delivered to PNC Bank, N.A. (the Agent), and is equal to (a) up to 85% of Eligible Receivables plus (b) the lesser of:

  •
  up to 75% of the cost of Eligible Inventory and eligible foreign-in transit inventory;

  •
  up to 85% of the appraised net orderly liquidation value of Eligible inventory, minus (c) Reserves, if any.

          The Formula Amount is subject to the following limits:

  •
  inventory to account for up to 65% of the Formula Amount;

  •
  Canadian inventory up to $20 million;

  •
  eligible in-transit inventory of up to $10 million;

  •
  consigned inventory of up to $10 million;

  •
  consigned inventory of up to $7.5 million;

  •
  stores and spare parts inventory of up to $2 million;

  •
  packaging materials inventory of up to $500 thousand; and

  •
  receivables aged 90 to 120 days due of up to $5 million.

          Subject to certain exceptions, loans under the ABL Revolver may be borrowed, repaid and reborrowed at any time until the facility's expiration date. The legal maturity date of the ABL Revolver is October 11, 2024, which is five years after the initial drawdown under the facility. Notwithstanding this, the terms of the facility provide a spring forward provision which requires the ABL Revolver to be repaid on the date which is three (3) months prior to the maturity date of the senior Notes (March 1, 2022), which would currently imply a facility repayment date of December 1, 2021. This spring forward provision would adjust in respect of a refinancing of the senior Notes to be the date which is three (3) months prior to the date of any permitted refinancing of the Notes. There is a provision in the ABL Revolver credit agreement which requires the approval of PNC Bank, as agent on behalf of the lender, to the terms of any refinancing of the senior unsecured Notes and provides, inter alia, that the maturity date of such of refinancing shall be no earlier than January 9, 2025.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

16.    Bank borrowings (Continued)

Interest Rates

          Under the ABL Revolver, and in respect of LIBOR Rate Loans, the interest to be paid will be LIBOR plus aplicable margin, and in respect of Domestic Rate Loans, the interest will be ABR plus aplicable margin. ABR shall mean the highest of (i) the PNC Bank prime rate, (ii) overnight bank funding rate plus 0.5% and (iii) daily LIBOR plus 1.0%.

          The applicable margin is based on the average undrawn availability of the ABL Revolver. The undrawn availability is an amount equal to:

  •
  the lesser of (i) $100 million and (ii) the Formula Amount; minus

  •
  the maximum undrawn amount of $10 million all outstanding letters of credit; minus

  •
  the outstanding amount of revolving advances and swing loans, with a limit of $45 million

          Therefore, three levels are established depending on the average undrawn availabity. The Level I means that the average undrawn availability is higher than 66.7%, the applicable LIBOR rate margin will be 2.50% and the aplicable Domestic rate margin will be 1.50%. The Level II means that the average undrawn availability is more than 33.3% to less or equal 66.7%, the applicable LIBOR rate margin will be 2.75% and the applicable Domestic rate margin will be 1.75%. The Level III means if average undrawn availability is lower or equal to 33.3%, the applicable LIBOR rate margin will be 3.00% and the Domestic rate margin will be 2.00%. As a result, the applicable margin from the Closing date of the ABL Revolver to January 1, 2020, will be Level III rate. Thereafter, effective as of the first day of each calendar quarter, the rate corresponding to the average daily undrawn availability for the most recently completed calendar quarter.

Guarantees and security

          Ferroglobe PLC was not required to provide a guarantee of the ABL Revolver, but entered into a Non-Recourse Pledge Agreement with lender in respect of its shares in Globe Specialty Metals, Inc.

Covenants

          The ABL Revolver contains certain affirmative covenants relating to, among other things: (i) preservation of existence; (ii) payment of taxes; (iii) continuation of business; (iv) maintenance of insurance on its properties and assets; (v) maintenance and protection of rights of properties; (vi) visitation rights granted to the Administrative Agent and (vii) maintain and keep proper books of record and account. The ABL Revolver also contains certain negative covenants, relating to, among other things: (i) debt; (ii) liens; (iii) liquidations, mergers or consolidation; (iv) amendment of organizational documents; (v) restricted payments (including dividends, distributions, issuances of equity interests, redemptions and repurchases of equity interests); (vi) sale and leaseback transactions and (vii) further negative pledges. The ABL Revolver does not contain any leverage-based or financial ratio-based covenants, but requires minimum undrawn availability of $10,000 thousand and a restricted cash reserve of $22,500 thousand. See "Note 10."

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

16.    Bank borrowings (Continued)

          Under the ABL Revolver, Globe Specialty Metals, Inc., and QSIP Canada ULC pledged assets as collateral to PNC Bank as follows: eligible third party receivables in the sum of $31.5M, and eligible inventory including raw materials, WIP, finished goods, spare parts and packaging in the sum of $33M. Deducted from the eligible assets are outstanding letters of credit equaling $4.5M and a minimum undrawn availability of $10M, leaving a total ABL Revolver balance of $50.2M as at December 31, 2019.

Other Loans

          As a result of the consolidation of the SPE since September 5, 2019, that part of the purchase price of the accounts receivable sold into the receivables securitization program not received in cash is deferred in the form of loans, in senior and subordinated tranches, held by the Company.

          During 2019, following certain termination events under the current accounts receivable program, ING's senior loan commitments were reduced to $75,000 thousand and the Company and ING agreed the program would terminate during the fourth quarter of 2019, unless otherwise refinanced.

          On December 10, 2019, the Company refinanced the program and amended and restated its terms. The SPE repaid the remaining senior loans to ING with the proceeds of new senior loans issued by an affiliate of Sound Point Capital Management LP. The new senior lender's commitments under the amended and restated securitization program are $150,000 thousand, of which $104,130 was drawn at December 31, 2019. Finacity remain an intermediate subordinated lender and the Company's European subsidiaries continue as senior subordinated and junior subordinated lenders as well as having a new interest in the senior and intermediate subordinated loan tranches. The reconstituted program has a two-year term until December 10, 2021. See Note 10.

Foreign currency exposure of bank borrowings

          The breakdown by currency of bank borrowings at December 31, is as follows:

	2019
	Non-Current Principal Amount $'000	Current Principal Amount $'000	Total $'000
Borrowings in US Dollars	144,388	14,611	158,999
Borrowings in Euros	—	—	—

Total	144,388	14,611	158,999

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

16.    Bank borrowings (Continued)

	2018
	Non-Current Principal Amount $'000	Current Principal Amount $'000	Total $'000
Borrowings in US Dollars	78,664	785	79,449
Borrowings in other currencies	57,255	6,913	64,168

Total	135,919	7,698	143,617

Contractual maturity of non-current bank borrowings

          The contractual maturity of non-current bank borrowings at December 31, 2019, was as follows:

	2019
	2021 $'000	2024 $'000	Total $'000
Credit facilities	—	45,449	45,449
Other loans	98,939	—	98,939

Total	98,939	45,449	144,388

17.    Leases

Lease obligations

          Lease obligations as at December 31 are as follows:

	2019			2018
	Non- Current $'000	Current $'000	Total $'000	Non- Current $'000	Current $'000	Total $'000
Hydro-electrical installations (including power lines and concessions)	—	—	—	52,428	12,577	65,005
Other leases	16,972	8,900	25,872	1,044	422	1,466

Total	16,972	8,900	25,872	53,472	12,999	66,471

          On May 25, 2012, FerroAtlàntica, S.A., as financial lessee, entered into a sale and leaseback agreement (the "Hydro-electric Finance Lease") with respect to certain hydro-electric assets in Spain. The financial lessee's obligations under the Hydro-electric Finance Lease were secured by such hydro-electric assets. Payments in respect of the Hydro-electric Finance Lease were to be made in 120 installments, which commenced on May 25, 2012 and were due to continue until

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

17.    Leases (Continued)

maturity on May 25, 2022. The outstanding amounts under this loan accrued interest at a rate equal to six-month EURIBOR plus 3.5%. FAU prepaid the outstanding installments before the Company sold that entity on August 30, 2019.

          During the year ended December, 31, 2019 the Company likewise terminated the leases of its Spanish hydroelectric facilities pursuant to the sale of FAU.

          The detail, by maturity, of the non-current payment obligations under finance leases as of December 31, 2019 is as follows:

	2021 $'000	2022 $'000	2023 $'000	2024 $'000	2025 and after $'000	Total $'000
Other leases	6,898	4,835	3,603	920	716	16,972

Total	6,898	4,835	3,603	920	716	16,972

          Future net minimum lease payments are as follows:

	Undiscounted minimum lease payments		Present value of minimum lease payments
	2019 $'000	2018 $'000	2019 $'000	2018 $'000
Within 1 year	10,161	13,362	8,900	12,999
Between 1 and 5 years	17,569	61,556	16,256	53,472
After 5 years	911	—	716	—

Total minimum lease payments	28,641	74,918	25,872	66,471
Less: amounts representing finance lease charges	2,769	8,447	—	—

Present value of minimum lease payments	25,872	66,471	25,872	66,471

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

18.    Debt instruments

          Debt instruments comprise the following at December 31:

	2019 $'000	2018 $'000
Unsecured notes carried at amortised cost
Principal amount	350,000	350,000
Unamortised issuance costs	(5,986)	(8,343)
Accrued coupon interest	10,937	10,937

Total	354,951	352,594

Amount due for settlement within 12 months	10,937	10,937
Amount due for settlement after 12 months	344,014	341,657

Total	354,951	352,594

          On February 15, 2017, Ferroglobe and Globe (together, the "Issuers") issued $350,000 thousand aggregate principal amount of 9.375% senior unsecured notes due March 1, 2022 (the "Notes"). The proceeds were used primarily to repay existing indebtedness, including borrowings, certain credit facilities and other loans. Issuance costs of $12,116 thousand were incurred. The principal amounts of the senior Notes issued by each of Ferroglobe and Globe were $150,000 thousand and $200,000 thousand, respectively. Interest on the Notes is payable semi-annually on March 1 and September 1 of each year, commencing on September 1, 2017.

          At any time prior to March 1, 2019, the Issuers might have redeemed all or a portion of the Notes at a redemption price based on a "make-whole" premium. At any time on or after March 1, 2019, the Issuers might redeem all or a portion of the Notes at redemption prices varying based on the period during which the redemption occurs. In addition, at any time prior to March 1, 2019, the Issuers might have redeemed up to 35% of the aggregate principal amount of the Notes with the net proceeds from certain equity offerings at a redemption price of 109.375% of the principal amount of the Notes, plus accrued and unpaid interest.

          The Notes are senior unsecured obligations of the Issuers and are guaranteed on a senior basis by certain subsidiaries of Ferroglobe. The Notes are listed on the Irish Stock Exchange. The associated Indenture contains certain negative covenants. Additionally, if the Issuers experience a change of control the Indenture requires the Issuers to offer to redeem the Notes at 101% of their principal amount. Grupo Villar Mir S.A.U. owns 53.9% of the Company's outstanding shares and has pledged them to secure its obligations to certain banks. The Company would experience a change in control and would be required to offer redemption of bonds in accordance with the Indenture if Grupo Villar Mir S.A.U. defaults on the underlying loan. See Note 27 for further information.

          The fair value of the Notes, determined by reference to the closing market price on the last trading day of the year, was $219,118 thousand as at December 31, 2019 (December 31, 2018: $288,022 thousand).

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

19.    Other financial liabilities

          Other financial liabilities comprise the following at December 31:

	2019			2018
	Non- Current $'000	Current $'000	Total $'000	Non- Current $'000	Current $'000	Total $'000
Financial loans from government agencies	33,557	23,382	56,939	9,325	52,524	61,849
Derivative financial instruments	9,600	—	9,600	23,463	—	23,463

Total	43,157	23,382	66,539	32,788	52,524	85,312

Financial loans from government agencies

          On September 8, 2016, FerroAtlántica, S.A.U, as borrower, and the Spanish Ministry of Industry, Tourism and Commerce (the "Ministry"), as lender, entered into two loan agreements under which the Ministry made available to the borrower loans in aggregate principal amount of €44,999 thousand and €26,909 thousand, respectively, in connection with industrial development projects relating to the Company's solar grade silicon project. The loan of €44,999 thousand is contractually due to be repaid in 7 installments over a 10-year period with the first three years as a grace period. The loan of €26,909 thousand was repaid in April 2018. Interest on outstanding amounts under each loan accrues at an annual rate of 2.29%. As of December 31, 2019, the amortized cost of the loan was €44,765 thousand (equivalent to $50,289 thousand) (2018: €44,706 thousand and $51,189 thousand). In November 2018, FAU agreed to transfer to OpCo certain assets which had been acquired with the proceeds of the REINDUS Loan and used exclusively by OpCo in connection with the joint venture in consideration of OpCo assuming liability for the REINDUS Loan.

          The agreements governing the loans contain the following limitations on the use of the proceeds of the outstanding loan: (1) the investment of the proceeds must occur between January 1, 2016 and February 24, 2019; (2) the allocation of the proceeds must adhere to certain approved budget categories; (3) if the final investment cost is lower than the budgeted amount, the borrower must reimburse the Ministry proportionally; and (4) the borrower must comply with certain statutory restrictions regarding related party transactions and the procurement of goods and services. On May 24, 2019, a report on uses of the loan was presented to the Ministry. As of December 31, 2019, the balance of these loans have been presented in current liabilities for the amount due to non-compliance with the loan conditions ($22,961 thousand) and the rest as non-current liabilities ($27,328 thousand), the split of the loan between current and non current liabilities has been done according to the report of uses presented to the Ministery, the portion related to the amount not used are showed in current liabilities.

          The remaining non-current and current balances are related to loans granted mainly by French and Spanish government agencies.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

19.    Other financial liabilities (Continued)

Derivative financial instruments

          Derivative financial instruments comprise the following at December 31:

	2019 $'000	2018 $'000
Derivatives designated as hedging instruments
Cross currency swap	7,481	15,883
Derivatives not designated as hedging instruments
Cross currency swap	2,119	4,501
Interest rate swaps	—	3,079

	9,600	23,463

Cross currency swap

          The Company's operations generate cash flows predominantly in Euros and US dollars. The Company is exposed to exchange rate fluctuations between these currencies as it expects to convert Euros into US dollars to settle a proportion of the interest and principal of the Notes (see Note 18). To manage this currency risk, the Parent Company entered a cross-currency swap (the "CCS") on May 12, 2017 where on a semi-annual basis it will receive interest of 9.375% on a notional of $192,500 thousand and pay interest of 8.062% on a notional of €176,638 thousand and it will exchange these Euro and US dollar notional amounts at maturity of the Notes in 2022. The timing of payments of interest and principal under the CCS coincide exactly with those of the Notes.

          The fair value of the CCS at December 31, 2019 was $9,600 thousand (2018: $20,384 thousand) (see Note 28).

          The Parent Company, which has a Euro functional currency, has designated $150,000 thousand of the notional amount of the CCS as a cash flow hedge of the variability of the Euro functional currency equivalents of the future US dollar cash flows of $150,000 thousand of the principal amount of the Notes. During the year ended December 31, 2019, the change in fair value of the CCS has resulted in a gain of $9,663 thousand recognized through other comprehensive income in the valuation adjustments reserve (2018: $10,006 thousand loss). During the year ended December 31, 2019, the change in value of the hedged item used as the basis for recognizing hedge ineffectiveness for the period was a gain of $8,401 thousand. This cash flow hedge was assessed to be highly effective at December 31, 2019 and therefore no ineffectiveness was recognized in the income statement. Amounts transferred from the valuation adjustments reserve to the income statement comprise a gain of $2,874 thousand transferred to exchange differences (2018: $7,024 thousand) and a gain of $1,639 thousand transferred to finance costs (2018: $951 thousand). At December 31, 2019, a balance of $3,417 thousand in respect of the cash flow hedge of the CCS remained in the valuation adjustment reserve and will be reclassified to the income statement as the hedged item affects profit or loss over the period to maturity of the Notes (2018: $8,567 thousand).

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

19.    Other financial liabilities (Continued)

          The remaining $42,500 thousand of the notional amount of the CCS is not designated as a cash flow hedge and is accounted for at fair value through profit or loss, resulting in a gain of $2,729 thousand for the year ended December 31, 2019, which is recorded in financial derivative gain in the consolidated income statement (2018: $2,838 thousand), see Note 30.

Interest rate swaps

          The Company previously entered into interest rate swaps to manage the risk of changes in interest rates on certain non-current and current obligations. Since June 30, 2015, the interest rate swaps have been considered as ineffective hedges and as a result the changes in fair value of these derivatives are recognized through profit or loss. During the year ended December, 31, 2019 the Company disposed of the swap relating to the lease of hydroelectrical installations as part of the sale of its 100% interest in subsidiary FerroAtlántica, S.A.U. ("FAU") to investment vehicles affiliated with TPG Sixth Street Partners. At December 31, 2018, valuation adjustments reserve includes $2,602 thousand that relates hedgeaccounting, interest rate swap has been cancelled before FAU sale on August 30, 2019.

          The following interest rate swaps were outstanding at December 31:

	2018
	Nominal Amount $'000	Maturity	Fixed Interest Rate	Reference Floating Interest Rate	Fair Value $'000
Lease of hydroelectrical installations	137,400	2022	2.05	6-month Euribor	(3,079)

Total					(3,079)

20.    Trade and other payables

          Trade and other payables compose the following at December 31:

	2019 $'000	2018 $'000
Payable to suppliers	189,092	241,936
Trade notes and bills payable	137	14,887

Total	189,229	256,823

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

21.    Other liabilities

          Other liabilities comprise the following at December 31:

	2019			2018
	Non- Current $'000	Current $'000	Total $'000	Non- Current $'000	Current $'000	Total $'000
Payable to non-current asset suppliers	182	6,989	7,171	99	11,648	11,747
Guarantees and deposits	18	—	18	16	—	16
Remuneration payable	38	33,003	33,041	55	45,705	45,760
Tax payables	—	22,459	22,459	—	20,799	20,799
Contingent consideration	20,338	1,626	21,964	23,119	3,103	26,222
Other liabilities	5,330	32,352	37,682	1,741	22,315	24,056

Total	25,906	96,429	122,335	25,030	103,570	128,600

Tax payables

          Tax payables comprise the following at December 31:

	2019		2018
	Current $'000	Total $'000	Current $'000	Total $'000
VAT	8,234	8,234	6,491	6,491
Accrued social security taxes payable	7,781	7,781	5,001	5,001
Personal income tax withholding payable	1,351	1,351	1,436	1,436
Other	5,093	5,093	7,871	7,871

Total	22,459	22,459	20,799	20,799

Share-based compensation

a.
Equity Incentive Plan

          On May 29, 2016, the board of Ferroglobe PLC adopted the Ferroglobe PLC Equity Incentive Plan (the "Plan") and on June 29, 2016 the Plan was approved by the shareholders of the Company. The Plan is a discretionary benefit offered by Ferroglobe PLC for the benefit of selected senior employees of Ferroglobe PLC and its subsidiaries. The Plan's main purpose is to reward and foster performance through share ownership. Awards under the plan may be structured either as conditional share awards or options with a $nil exercise price (nil cost options). The awards are subject to a service condition of three years from the date of grant.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

21.    Other liabilities (Continued)

          Details of the Plan awards during the current and prior years are as follows:

Number of awards
Outstanding as of December 31, 2017	757,365
Granted during the period	485,860
Expired/forfeited during the period	(218,183)

Outstanding as of December 31, 2018	1,025,042
Granted during the period	1,184,441
Exercised during the period	(33,630)
Outstanding as of December 31, 2019	2,175,853

Exercisable as of December 31, 2019	155,595

          The awards outstanding under the Plan at December 31, 2019 and December 31, 2018 were as follows:

Grant Date	Performance Period (three years ended)	Expiration Date	Exercise Price	Fair Value at Grant Date	2019	2018
March 13, 2019	December 31, 2022	March 13, 2029	nil	$2.69	1,184,441	—
June 14, 2018	N/A	June 13, 2028	nil	$9.34	129,930	129,930
March 21, 2018	December 31, 2021	March 20, 2028	nil	$22.56	287,080	287,080
June 20, 2017	December 31, 2020	June 20, 2027	nil	$15.90	17,342	17,342
June 1, 2017	N/A	June 1, 2027	nil	$10.96	19,463	19,463
June 1, 2017	December 31, 2020	June 1, 2027	nil	$16.77	382,002	382,002
November 24, 2016	December 31, 2019	November 24, 2026	nil	$16.66	155,595	189,225

					2,175,853	1,025,042

          The awards outstanding as of December 31, 2019 had a weighted average remaining contractual life of 8.52 years (2018: 6.18 years).

          At December 31, 2019, 2,026,460 of the outstanding awards were subject to performance conditions (2018: 875,649 awards). For those awards subject to performance conditions, upon completion of the three year service period, the recipient will receive a number of shares or nil cost options of between 0% and 200% of the above award numbers, depending on the financial performance of the Company during the performance period. The performance conditions can be summarized as follows:

Vesting Conditions

30% total shareholder return ("TSR") relative to a comparator group

30% TSR relative to S&P Global 1200 Metals and Mining Index

20% return on invested capital ("ROIC") relative to a comparator group

20% net operating profit after tax ("NOPAT") relative to a comparator group

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

21.    Other liabilities (Continued)

          There were no performance obligations linked to 149,393 of the awards outstanding at December 31, 2019 (2018: 149,393 awards). These awards were issued as deferred bonus awards and vest subject to remaining in employment for three years.

Fair Value

          The weighted average fair value of the awards granted during the year ended December 31, 2019 was $2.69 (2018: $18.62). The Company estimates the fair value of the awards using Stochastic and Black-Scholes option pricing models. Where relevant, the expected life used in the model has been adjusted for the remaining time from the date of valuation until options are expected to be received, exercise restrictions (including the probability of meeting market conditions attached to the option), and performance considerations. Expected volatility is calculated over the period commensurate with the remainder of the performance period immediately prior to the date of grant.

          The following assumptions were used to estimate the fair value of the awards:

	Grant date
	March 13, 2019	March 21, 2018	June 20, 2017	June 01, 2017
Fair value at grant date	$2.69	$22.56	$15.90	$16.77
Grant date share price	$2.44	$15.19	$10.50	$10.96
Exercise price	Nil	Nil	Nil	Nil
Expected volatility	53.54%	49.86%	43.15%	43.09%
Option life	3.00 years	3.00 years	3.00 years	3.00 years
Dividend yield	—%	—%	—%	—%
Risk-free interest rate	2.40%	2.48%	1.52%	1.44%
Remaining performance period at grant date	2.81	2.78	2.53	2.58
Company TSR at grant date	(48.1)%	2.1%	(0.3)%	4.0%
Median comparator group TSR at grant date	(4.8)%	(6.2)%	(7.2)%	(3.7)%
Median index TSR at grant date	10.9%	(8.4)%	0.6%	4.8%
          At the date of grant for these awards, all of the opening averaging period and some of the performance period had elapsed. The Company's TSR relative to the median comparator group TSR and median index TSR at grant date may impact the grant date fair value; starting from an advantaged position increases the fair value and starting from a disadvantaged position decreases the fair value.

          To model the impact of the TSR performance conditions, we have calculated the volatility of the comparator group using the same method used to calculate the Company's volatility, using

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

21.    Other liabilities (Continued)

historical data, where available, which matches the length of the remaining performance period grant date.

          The Company's correlation with its comparator group was assessed on the basis of all comparator group correlations, regardless of the degree of correlation, have been incorporated into the valuation model.

          For the year ended December 31, 2019, share-based compensation expense related to this stock plan amounted to $4,881 thousand, which is recorded in staff costs (2018: $2,798 thousand).

          Prior to the business combination, shares of Globe Specialty Metals common stock were registered pursuant to Section 12(b) of the Exchange Act and listed on NASDAQ. As a result of the business combination between Ferroglobe and Globe, each share of Globe common stock was converted into the right to receive one Ferroglobe ordinary share. The shares of Globe common stock were suspended from trading on NASDAQ effective as of the opening of trading on December 24, 2015. Ferroglobe ordinary shares were approved for listing on The NASDAQ Global Market. At the effective time of the business combination, GSM stock and stock-based awards were replaced with stock and stock-based awards of Ferroglobe in a one to one exchange.

          There were not options that were exercised and 78,630 share options that expired during the year ended December 31, 2019 (2018: 59,980 options were exercised and 167,990 share options expired)

          A summary of options outstanding is as follows:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Outstanding as of December 31, 2017	523,361	$15.12	0.89	$580
Exercised during the period	(59,980)	5.89
Expired/forfeited during the period	(167,990)	17.99
Cancelled in lieu of cash settlement	(191,761)	12.54

Outstanding as of December 31, 2018	103,630	$19.40	0.44	$1,774

Expired/forfeited during the period	(78,630)	20.25
Outstanding as of December 31, 2019	25,000	$16.7	0.16	$—

Exercisable as of December 31, 2019	25,000	$16.7	0.16	$—

          As of December 31, 2019 there are total vested options of 25,000 and no unvested options outstanding (2018: vested options of 103,630 and no unvested options).

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

21.    Other liabilities (Continued)

          For the year ended December 31, 2019, share based compensation income related to stock options under this plan was $ zero thousand (2018: $287 thousand). The expense is reported within staff costs in the consolidated income statement.

          For the year ended December 31, 2019, the Company did not settled of the above options.

c.
Executive bonus plan assumed under business combination with Globe

          Prior to the business combination, the Globe also issued restricted stock units under the Company's Executive Bonus Plan. The fair value of restricted stock units is based on quoted market prices of the Company's stock at the end of each reporting period. These restricted stock units proportionally vest over three years, but are not delivered until the end of the third year. The Company will settle these awards by cash transfer, based on the Company's stock price on the date of transfer. For the year ended December 31, 2019, no restricted options were exercised and for the year ended December 31, 2018, 7,031 restricted options were exercised. As of December 31, 2019, and 2018 year end, restricted stock units of 26,268 were outstanding.

          For the year ended December, 31, 2019, share based compensation income for these restricted stock units was $17 thousand before tax and $11 thousand after tax (2018: $584 thousand income before tax and $376 thousand income after tax). The income is reported within staff costs in the consolidated income statement. At December 31, 2019 and 2018, the liability associated with the restricted stock option was $26 thousand and $41 thousand, respectively included in other current liabilities.

d.
Stock appreciation rights assumed under business combination with Globe

          Globe issued cash-settled stock appreciation rights as an additional form of incentivized bonus. Stock appreciation rights vest and become exercisable in one-third increments over three years. The Company settles all awards by cash transfer, based on the difference between the Company's stock price on the date of exercise and the date of grant. The Company estimates the fair value of stock appreciation rights using the Black-Scholes option pricing model. There were 150,000 stock appreciation rights cancelled and nil stock appreciation rights exercised during the year ended December 31, 2019 (2018: 74,373 stock appreciation rights cancelled and 498,476 stock appreciation rights exercised).

          As of December 31, 2019, and 2018, there were 460,021 and 610,021 stock appreciation rights outstanding, respectively.

          For the year ended December 31, 2019 compensation income for these stock appreciation rights was $61 thousand before tax and $39 thousand after tax (2018: $5,848 thousand income before tax and $3,762 thousand income after tax). As of December 31, 2019, the liability associated with the stock appreciation rights is $2 thousand and is included in other current liabilities (2018: liability of $62 thousand included within other liabilities).

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

21.    Other liabilities (Continued)

Contingent consideration

          On February 1, 2018 the Company acquired 100% of the outstanding ordinary shares of Kintuck (France) SAS and Kintuck AS from a wholly-owned subsidiary of Glencore International AG ("Glencore") and obtained control of both entities. The new subsidiaries were renamed as Ferroglobe Mangan Norge AS and Ferroglobe Manganèse France SAS. The Company completed the acquisition through its wholly-owned subsidiary Ferroatlántica., see Note 5. Consideration included both cash and contingent consideration.

          The contingent consideration arrangement requires the Company to pay the former owners of Kintuck (France) SAS and Kintuck AS a sliding scale commission based on the silicomanganese and ferromanganese sales spreads of Ferroglobe Mangan Norge and Ferroglobe Manganèse France, up to a maximum amount of $60,000 thousand (undiscounted). The contingent consideration applies to sales made up to eight and a half years from the date of acquisition.

          The potential undiscounted amount of all future payments that the Company could be required to make under the contingent consideration arrangement is between nil and $60,000 thousand.

          The fair value of the contingent consideration arrangement as at December, 31, 2019 of $21,965 thousand (2018: $26,222 thousand) was estimated by applying the income approach based on a Monte Carlo simulation considering various scenarios of fluctuation of future manganese alloy spreads as well at the cyclicality of manganese alloy pricing. The fair value measurement is based on significant inputs that are not observable in the market, which IFRS 13 Fair Value Measurement refers to as Level 3 inputs. Key assumptions include discount rates of 11.5 percent and 11.0 percent for Ferroglobe Mangan Norge and Ferroglobe Manganèse France respectively (2018: 11.5 percent and 11.0 percent). Average simulated revenues in Ferroglobe Mangan Norge and Ferroglobe Manganèse France combined are between $157,276 thousand and $317,507 thousand per year (2018: between $269,256 thousand and $312,526 thousand).

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

22.    Tax matters

          The components of current and deferred income tax expense (benefit) are as follows:

	2019 $'000	2018 $'000	2017 $'000
Consolidated income statement
Current income tax
Current income tax charge	2,133	22,795	30,491
Adjustments in current income tax in respect of prior years	4,753	(865)	753
Adjustments in current income tax due to discounted operations	—	(3,776)	596

Total	6,886	18,154	31,840

Deferred tax
Origination and reversal of temporary differences	(48,618)	2,500	(14,857)
Impact of tax rate changes	(46)	98	(31,688)
Adjustments in deferred tax in respect of prior years	237	(293)	480

Total	(48,427)	2,305	(46,065)

Income tax expense (benefit)	(41,541)	20,459	(14,225)

          As the Company has significant business operations in Spain, France, South Africa and the United States, a weighted effective tax rate is considered to be appropriate in estimating the Company's expected tax rate.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

22.    Tax matters (Continued)

          The following is a reconciliation of tax expense based on a weighted blended statutory income tax rate to our effective income tax expense for the years ended December 31, 2019, 2018, and 2017:

	2019 $'000	2018 $'000	2017 $'000
Accounting profit/(loss) before income tax	(411,818)	35,568	(14,997)
Adjustment for discounted operations	(28,135)	—	—
Accounting profit/(loss) before income tax	(439,954)	—	—
At weighted effective tax rate of 24% (2018: 49% and 2017: 43%)	(105,369)	17,409	(6,399)
Non-taxable income/(expenses)	(17,020)	(14,856)	96
Non-deductible expenses	49,390	25,079	18,278
Movements in unprovided deferred tax	4,604	7,620	7,138
US Tax Reform — federal tax rate change	—	—	(31,257)
Differing territorial tax rates	(3,987)	(2,262)	2
Adjustments in respect of prior periods	2,160	(1,038)	1,233
Other items	20,407	(4,936)	(845)
Elimination of effect of interest in joint ventures	917	1,079	1,458
Other permanent differences	9,234	1,242	(1,685)
Incentives and deductions	(1,302)	(6,944)	(3,188)
US State taxes	(824)	1,235	348
Taxable capital gains	249	607	—
Adjustments in current income tax due to discounted operations	—	(3,776)	596

Income tax (benefit)/expense	(41,541)	20,459	(14,225)

          The Tax Cuts and Jobs Act ("TCJA") was enacted into law on December 22, 2017. The material impact of the TCJA on the Company's 2017 position was a deferred tax credit of $31.2 million representing the remeasurement of the Company's U.S. net deferred tax liability as a consequence of the reduction of the U.S. federal corporate statutory tax rate from 35% to 21% with effect from January 1, 2018. A one-off tax charge of $1.7 million representing the Company's best estimate of its transition tax liability was recorded in 2017 and reversed in the prior period following a comprehensive review of the foreign historic earnings and profits subject to tax under the new law.

Current tax assets and liabilities

	2019 $'000	2018 $'000
Current tax assets
Income tax receivable	27,930	27,404
Current tax liabilities
Income tax payable	3,048	2,335

Net tax assets	24,882	25,069

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

22.    Tax matters (Continued)

Deferred tax assets and liabilities

For the year ended December 31, 2019:

	Opening Balance $'000	Prior Year Charge $'000	Recognised in P&L $'000	Recognised in Equity/OCI $'000	Acquisitions/ Disposals $'000	Exchange Differences $'000	Closing Balance $'000
Intangible assets	(419)	34	(29)	—	—	—	(414)
Biological assets	(2,840)	—	2,785	—	—	55	—
Provisions	19,950	(85)	(2,552)	(616)	(727)	(42)	15,928
Property, plant & equipment	(78,285)	748	5,974	—	9,599	(2,733)	(64,697)
Inventories	(2,633)	—	320	(14)	—	(216)	(2,543)
Hedging Instruments	1,010	—	—	—	(974)	(36)	—
Tax losses, incentives & credits	13,630	1,077	34,084	(46)	(5,408)	530	43,867
Partnership interest	(12,525)	—	2,850	—	—	(215)	(9,890)
Other	(678)	(1,965)	5,186	—	8	692	3,243

Total	(62,790)	(191)	48,618	(676)	2,498	(1,965)	(14,506)

Presented in the statement of financial position as follows:

	2019 $'000	2018 $'000
Deferred tax assets	59,551	14,589
Deferred tax liabilities	(74,057)	(77,379)

Net Total Deferred Tax (Liability)	(14,506)	(62,790)

Unrecognised deductible temporary differences, unused tax losses and unused tax credits

	2019 $'000	2018 $'000
Unused tax losses	428,665	396,119
Unused tax credits	7,949	7,963
Unrecognised deductible temporary differences	79,733	79,377

Total	516,347	483,459

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

22.    Tax matters (Continued)

Management of tax risks

          The Company is committed to conducting its tax affairs consistent with the following objectives:

  i)
  to comply with relevant laws, rules, regulations, and reporting and disclosure requirements in whichever jurisdiction it operates;

  ii)
  to maintain mutual trust, transparency and respect in its dealings with all tax authorities; and

  iii)
  to adhere with best practice and comply with the Company's internal corporate governance procedures, including but not limited to its Code of Conduct.

          For further details please refer to the group's tax strategy which can be found here: http://investor.ferroglobe.com/corporate-governance.

          The Group's tax department maintains a tax risk register on a jurisdictional basis.

          In the jurisdictions in which the Company operates, tax returns cannot be deemed final until they have been audited by the tax authorities or until the statute-of-limitations has expired. The number of open tax years subject to examination varies depending on the tax jurisdiction. In general, the Company has the last four years open to review. The criteria that the tax authorities might adopt in relation to the years open for review could give rise to tax liabilities which cannot be quantified.

23.    Related party transactions and balances

Continuing operations

          Balances with related parties at December 31 are as follows:

	2019
	Receivables		Payables
	Non-Current $'000	Current $'000	Non-Current $'000	Current $'000
Inmobiliaria Espacio, S.A.	—	2,953	—	—
Villar Mir Energía, S.L.U.	2,247	—	—	2,022
Espacio Information Technology, S.A.U.	—	—	—	2,651
Other related parties	—	2	—	157

Total	2,247	2,955	—	4,830

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

23.    Related party transactions and balances (Continued)

	2018
	Receivables		Payables
	Non-Current $'000	Current $'000	Non-Current $'000	Current $'000
Inmobiliaria Espacio, S.A.	—	2,953	—	7
Grupo Villar Mir, S.A.U.	—	79	—	—
Enérgya VM Generación, S.L	—	(1)	—	—
Villar Mir Energía, S.L.U.	2,288	33	—	8,941
Espacio Information Technology, S.A.U.	—	—	—	1,514
Blue Power Corporation, S.L.	—	—	—	134
Other related parties	—	2	—	461

Total	2,288	3,066	—	11,057

          The loan granted to Inmobiliaria Espacio, S.A. accrues a market interest and has a maturity in the short-term that is renewed tacitly upon maturity, unless the parties agreed it's repaid until maturity, extended it automatically for one year.

          The balance with the other related parties arose as a result of the commercial transactions performed with them (see explanation of main transactions below).

Discontinued operations

          At 31 December, 2019, there were not discontinued operations considered with Related Parties. At 31 December, 2018, Balances with related parties were as follows:

	2018
	Receivables		Payables
	Non-Current $'000	Current $'000	Non-Current $'000	Current $'000
Enérgya VM Generación, S.L	—	11,154	—	70
Villar Mir Energía, S.L.U.	—	5	—	—
Other related parties	—	—	—	2

Total	—	11,159	—	72

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

23.    Related party transactions and balances (Continued)

Continuing operations

          Transactions with related parties in 2019, 2018 and 2017 are as follows:

	2019
	Sales and Operating Income $'000	Cost of Sales $'000	Other Operating Expenses $'000	Finance Income (Note 25.4) $'000
Inmobiliaria Espacio, S.A.	—	—	1	68
Villar Mir Energía, S.L.U.	—	65,406	681	—
Espacio Information Technology, S.A.U.	—	—	3,566	—
Enérgya VM Generación, S.L	1	—	1	—
Enérgya VM Gestión, S.L	—	1	89	—
Aurinka	—	—	3,206	—
Other related parties	143	—	7	—

Total	144	65,407	7,551	68

	2018
	Sales and Operating Income $'000	Cost of Sales $'000	Other Operating Expenses $'000	Finance Income (Note 25.4) $'000
Inmobiliaria Espacio, S.A.	—	—	6	72
Villar Mir Energía, S.L.U.	—	99,939	803	—
Espacio Information Technology, S.A.U.	—	—	4,226	—
Enérgya VM Generación, S.L	11,874	—	48	—
Enérgya VM Gestión, S.L	—	—	76	—
Other related parties	20	—	119	—

Total	11,894	99,939	5,278	72

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

23.    Related party transactions and balances (Continued)

	2017
	Sales and Operating Income $'000	Cost of Sales $'000	Other Operating Expenses $'000	Finance Income (Note 25.4) $'000
Inmobiliaria Espacio, S.A.	—	—	2	70
Villar Mir Energía, S.L.U.	—	94,049	1,697	—
Espacio Information Technology, S.A.U.	—	—	3,807	—
Enérgya VM Generación, S.L	7,420	—	112	—
Enérgya VM Gestión, S.L	—	—	14	—
Other related parties	—	—	1,440	154

Total	7,420	94,049	7,072	224

          "Cost of sales" of the related parties vis-à-vis Villar Mir Energía, S.L.U. relates to the purchase of energy from the latter by the Company's Electrometallurgy — Europe segment. FerroAtlántica pays VM Energía a service charge in addition to paying for the cost of energy purchase from the market. Under contracts entered into with FAU on June 22, 2010 and December 29, 2010 (assigned to FerroAtlántica de Boo, S.L.U. ("FAU Boo") and to FerroAtlántica de Sabon, S.L.U. ("FAU Sabon") in August 2019 in anticipation of the FAU Disposal), and with Hidro Nitro Española on December 27, 2012 (assigned to FerroAtlántica del Cinca when Hidro Nitro Española was sold in December 2018), VM Energía supplies the energy needs of the Boo, Sabón and Monzón electrometallurgy facilities, as a broker for FAU (now FAU Boo or FAU Sabon, as appropriate) and Hidro Nitro Española (now FerroAtlántica del Cinca) in the wholesale power market. The contracts allow FAU (now FAU Boo or FAU Sabon, as appropriate) and Hidro Nitro Española (now FerroAtlántica del Cinca) to buy energy from the grid at market conditions without incurring costs normally associated with operating in the complex wholesale power market, as well as to apply for fixed price arrangements in advance from VM Energía, based on the energy markets for the power, period and profile applied for. For the fiscal year ended December 31, 2019, FAU Boo, FAU Sabon and FerroAtlantica del Cinca's obligations to make payments to VM Energía under their respective agreements for the purchase of energy plus the service charge amounted to $27,355 thousand, $16,939 thousand and $20,736 thousand, respectively. For the period from January 1, 2019 to August 30, 2019 FAUs obligations to make payments to VM Energía under their respective agreements for the purchase of energy plus the service charge amounted to $376 thousand.

          For the fiscal years ended December 31, 2018 and 2017, FAU and Hidro Nitro Española's obligations to make payments to VM Energía under their respective agreements — for the purchase of energy plus the service charge — amounted to $99,939 thousand and $94,949 thousand, respectively. These contracts are similar to contracts FerroAtlántica signs with other third-party brokers.

          "Other operating expenses" relates to service fees paid to Espacio Information Technology, S.A.U. for managing and maintenance services rendered related, basically, to the enterprise resource planning ('ERP') that some Company entities use; and other IT development

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

23.    Related party transactions and balances (Continued)

projects. Additionally, in 2019 FerroAtlántica paid the sum of $2,800 thousand to Aurinka in satisfaction of any claim Aurinka PV might otherwise have in relation to the termination of the Solar JV.

          "Sales and operating income" relates mainly to sales from Hidro Nitro Española to Enérgya VM for the sales made by its hydroelectric plant of $11,874 thousand and $7,419 thousand for the fiscal years ended December 31, 2018 and 2017, Hidro Nitro Española was sold out of the Company on December 31, 2018. FerroAtlántica sales to Enérgya VM for the sales made by its hydroelectric plant of $31,898 thousand and $9,803 thousand for the fiscal years ended December 31, 2018 and 2017.

          During 2018 and 2017, under the solar joint venture agreement FerroAtlántica and other subsidiaries have purchased property, plant and equipment of $4,252 thousand and $3,611 thousand respectively, from Aurinka and Blue Power Corporation, S.L. In July 2019, the Solar JV was unwound. See "Item 7.B. — Related Party Transactions — Aurinka and the Solar JV."

Discontinued operations

          Transactions with related parties in 2019, 2018 and 2017 are as follows:

	2019
	Sales and Operating Income $'000	Cost of Sales $'000	Other Operating Expenses $'000
Villar Mir Energía, S.L.U.	—	—	373
Enérgya VM Generación, S.L	12,635	—	117
Enérgya VM Gestión, S.L	—	66	—

Total	12,635	66	490

	2018
	Sales and Operating Income $'000	Cost of Sales $'000	Other Operating Expenses $'000
Villar Mir Energía, S.L.U.	—	—	664
Enérgya VM Generación, S.L	31,898	—	224
Enérgya VM Gestión, S.L	—	42	43

Total	31,898	42	931

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

23.    Related party transactions and balances (Continued)

	2017
	Sales and Operating Income $'000	Cost of Sales $'000	Other Operating Expenses $'000
Villar Mir Energía, S.L.U.	—	—	1,665
Enérgya VM Generación, S.L	9,802	—	114
Enérgya VM Gestión, S.L	—	—	8

Total	9,802	—	1,787

24.    Guarantee commitments to third parties and contingent liabilities

Guarantee commitments to third parties

          As of December 31, 2019 and 2018, the Company has provided bank guarantees commitments to third parties amounting $17,260 thousand and $14,427 thousand, respectively. Management believes that any unforeseen liabilities at December 31, 2019 and 2018 that might arise from the guarantees given would not be material.

Contingent liabilities

          In the ordinary course of its business, Ferroglobe is subject to lawsuits, investigations, claims and proceedings, including, but not limited to, contractual disputes and employment, environmental, health and safety matters. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations, claims and proceedings asserted against it, we do not believe any currently pending legal proceeding to which it is a party will have a material adverse effect on its business, prospects, financial condition, cash flows, results of operations or liquidity.

Asbestos-related claims

          Certain employees of FerroPem, SAS, then known as Pechiney Electrometallurgie, S.A. ("PEM"), may have been exposed to asbestos at its plants in France in the decades prior to FerroAtlántica Group's purchase of that business in December 2004. During the period in question, PEM was wholly-owned by Pechiney Bâtiments, S.A., which had certain indemnification obligations to FerroAtlántica pursuant to the 2004 Share Sale and Purchase Agreement under which FerroAtlántica acquired PEM. As of the date of this annual report, approximately 96 such employees have "declared" asbestos-related injury to the French social security agencies, based either on the occurrence of work accidents ("accident du travail") or on administrative recognition of an occupational disease ("maladie professionelle"). Of these, approximately 75 cases are closed, approximately 21 are pending before the French social security agencies or courts and, of the latter, 12 include assertions of "inexcusable negligence" ("faute inexcusable") which, if upheld, may lead to material liability on the part of FerroPem. Other employees may declare further asbestos-related injuries in the future, and may likewise assert inexcusable negligence. Litigation against, and

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

24.    Guarantee commitments to third parties and contingent liabilities (Continued)

material liability on the part of, FerroPem will not necessarily arise in each case, and to date a majority of such declared injuries have been minor and have not led to significant liability on Ferropem's part. Whether material liability will arise is determined case-by-case, often over a period of years, depending on, inter alia, the evolution of the claimant's asbestos-related condition, the possibility that the claimant was exposed while working for other employers and, where asserted, the claimant's ability to prove inexcusable negligence on PEM's part. Because of these and other uncertainties, no reliable estimate can be made of FerroPem's eventual liability in these matters, with exception of three grave cases that were litigated through the appeal process and in which claimants' assertions of inexcusable negligence were upheld against FerroPem. Liabilities in respect to asbestos-related claims have been recorded at December 31, 2019 at an estimated amount of $1,166 thousand in Provisions for litigation in progress.

Environmental matters

          On August 31, 2016, the U.S. Department of Justice (the "DOJ") requested a meeting with GMI to discuss potential resolution of a July 1, 2015 NOV/FOV that GMI received from the U.S. Environmental Protection Agency (the "EPA") alleging certain violations of the Prevention of Significant Deterioration ("PSD") and New Source Performance Standards provisions of the Clean Air Act associated with a 2013 project performed at GMI's Beverly facility. Specifically, the July 2015 NOV/FOV alleges violations of the facility's existing operating and construction permits, including allegations related to opacity emissions, sulfur dioxide and particulate matter emissions, and failure to keep necessary records and properly monitor certain equipment. On January 4, 2017, GMI received a second NOV/FOV dated December 6, 2016, arising from the same facts as the July 2015 NOV/FOV and subsequent EPA inspections. The second NOV/FOV alleges opacity exceedances at certain units, failure to prevent the release of particulate emissions through the use of furnace hoods at a certain unit, and the failure to install Reasonably Available Control Measures (as defined) at certain emission units at the Beverly facility. Since that time, GMI and the authorities have exchanged information and engaged in negotiations regarding potential resolution of the NOV/FOVs, which negotiations are ongoing. To resolve the NOVs/FOVs, GMI may be required to install additional pollution control equipment or implement other measures to reduce emissions from the facility as well as a pay civil penalty. At this time, however, GMI is unable to determine the extent of potential injunctive relief or the amount of civil penalty a negotiated resolution of this matter may entail. Should the DOJ and GMI be unable to reach a negotiated resolution of the NOVs/FOVs, the authorities could institute formal legal proceedings for injunctive relief and civil penalties. The statutory maximum penalty is $93,750 per day per violation, from April 2013 to the present.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

25.    Income and expenses

25.1    Sales

          Sales by segment for the years ended December 31 are as follows:

	2019 $'000	2018(*) $'000	2017(*) $'000
Electrometallurgy — North America	551,500	710,716	541,143
Electrometallurgy — Europe	1,049,576	1,447,973	1,083,200
Electrometallurgy — South Africa	136,292	208,543	122,504
Other segments	43,147	62,075	50,782
Eliminations	(165,293)	(187,305)	(65,353)

Total	1,615,222	2,242,002	1,732,276

          Sales by geographical area for the years ended December 31 are as follows:

	2019 $'000	2018(*) $'000	2017(*) $'000
Spain	183,969	242,733	244,574
Germany	249,911	359,737	245,152
Italy	99,796	138,796	94,590
Other EU Countries	329,988	487,340	340,877
USA	533,764	674,243	547,309
Rest of World	217,794	339,153	259,774

Total	1,615,222	2,242,002	1,732,276

(*)
Our Spanish hydroelectric operations were disposed in August 2019. Accordingly, the consolidated income statements for prior periods 2018 and 2017 have been restated to reclassify the results of the Spanish energy business within "Profit (loss) for the year from discontinued operations."

25.2    Staff costs

          The average monthly number of employees (including Executive Directors) was:

	2019 Number	2018 Number	2017 Number
Directors	8	9	9
Senior Managers	345	315	274
Employees	3,383	4,156	3,735

Total	3,736	4,480	4,018

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

25.    Income and expenses (Continued)

          Staff costs are comprised of the following for the years ended December 31:

	2019 $'000	2018(*) $'000	2017(*) $'000
Wages, salaries and similar expenses	208,317	263,794	221,341
Pension plan contributions	12,787	12,084	13,582
Employee benefit costs	63,925	62,984	65,112

Total	285,029	338,862	300,035

(*)
Our Spanish hydroelectric operations were disposed in August 2019. Accordingly, the consolidated income statements for prior periods 2018 and 2017 have been restated to reclassify the results of the Spanish energy business within "Profit (loss) for the year from discontinued operations."

25.3    Depreciation and amortization charges, operating allowances and write-downs

          Depreciation and amortization charges, operating allowances and write-downs are comprised of the following for the years ended December 31:

	2019 $'000	2018(*) $'000	2017(*) $'000
Amortization of intangible assets (Note 8)	7,305	9,312	8,440
Depreciation of property, plant and equipment (Note 9)	112,824	104,532	89,924
Other write-downs and reversals	65	(7)	2,038

Total	120,194	113,837	100,402

(*)
Our Spanish hydroelectric operations were disposed in August 2019. Accordingly, the consolidated income statements for prior periods 2018 and 2017 have been restated to reclassify the results of the Spanish energy business within "Profit (loss) for the year from discontinued operations."

          Included within other write-downs and reversals for the year ended December 31, 2017 are $1,784 thousand, relating to the change in impairment losses on uncollectible trade receivables.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

25.    Income and expenses (Continued)

25.4    Finance income and finance costs

          Finance income is comprised of the following for the year ended December 31:

	2019 $'000	2018(*) $'000	2017(*) $'000
Finance income of related parties (Note 23)	68	72	224
Other finance income	1,312	4,786	2,185

Total	1,380	4,858	2,409

(*)
Our Spanish hydroelectric operations were disposed in August 2019. Accordingly, the consolidated income statements for prior periods 2018 and 2017 have been restated to reclassify the results of the Spanish energy business within "Profit (loss) for the year from discontinued operations."

          Finance costs are comprised of the following for the year ended December 31:

	2019 $'000	2018(*) $'000	2017(*) $'000
Interest on debt instruments	33,705	34,188	28,961
Interest on loans and credit facilities	15,533	8,249	15,834
Interest on note and bill discounting	373	205	7,403
Interest on leases	1,972	119	163
Trade receivables securitization expense (Note 10)	9,192	11,708	7,256
Other finance costs	2,450	2,597	352

Total	63,225	57,066	59,969

(*)
Our Spanish hydroelectric operations were disposed in August 2019. Accordingly, the consolidated income statements for prior periods 2018 and 2017 have been restated to reclassify the results of the Spanish energy business within "Profit (loss) for the year from discontinued operations."

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

25.    Income and expenses (Continued)

25.5    Impairment losses and net loss (gain) due to changes in the value of assets

          Impairment losses and net loss (gain) due to changes in the value of assets are comprised of the following for the years ended December 31:

	2019 $'000	2018(*) $'000	2017(*) $'000
Impairment of goodwill (Note 7)	174,008	—	30,618
Impairment of intangible assets (Note 8)	211	16,073	443
Impairment of property, plant and equipment (Note 9)	1,224	42,846	(104)
Impairment of non-current financial assets	456	—	684

Impairment losses	175,899	58,919	31,641

(Increase) decrease in fair value of biological assets (Note 28)	530	7,615	(7,504)
Other loss	1,044	8	—

Net loss (gain) due to changes in the value of assets	1,574	7,623	(7,504)

(*)
Our Spanish hydroelectric operations were disposed in August 2019. Accordingly, the consolidated income statements for prior periods 2018 and 2017 have been restated to reclassify the results of the Spanish energy business within "Profit (loss) for the year from discontinued operations."

25.6    Loss (gain) on disposal of non-current assets

          Loss (gain) on disposal of non-current assets is comprised of the following for the years ended December 31:

	2019 $'000	2018(*) $'000	2017(*) $'000
Loss on disposal of intangible assets	—	—	503
Gain on disposal of property, plant and equipment	(353)	(2,950)	(1,779)
Loss on disposal of property, plant and equipment	1,761	162	3,733
(Gain) loss on disposal of other non-current assets	(6)	(29)	1,859
Loss (gain) on disposal of subsidiary	821	(11,747)	—

Total	2,223	(14,564)	4,316

(*)
Our Spanish hydroelectric operations were disposed in August 2019. Accordingly, the consolidated income statements for prior periods 2018 and 2017 have been restated to reclassify the results of the Spanish energy business within "Profit (loss) for the year from discontinued operations."

          On September 19, 2019, Ferroglobe closed on the sale of its subsidiary Ultracore Polska ZOO, which manufactures cored wire in Poland, recognized a loss on disposal of $821 thousand. On December, 2018, the Company completed the sale of its majority interest in its Spanish subsidiary Hidro Nitro Española S.A. to an entity sponsored by a Sapnish renewable energies fund. The

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

25.    Income and expenses (Continued)

Company received net cash proceeds of $20,533 thousand and recognized a gain on disposal of $11,747 thousand.

25.7    Auditor's remuneration

          The total remuneration of the Company's auditor, Deloitte, and other member firms of Deloitte, for services provided to the Company during the year is set out below:

	2019 $'000	2018 $'000	2017 $'000
Audit of the parent company and consolidated financial statements	4,192	5,552	4,556
Audit of the financial statements of the Company's subsidiaries	544	455	298

Audit fees	4,736	6,007	4,854
Audit-related fees	481	20	507
Tax fees	29	84	91
Non-audit fees	510	104	598

Total fees	5,246	6,111	5,452

26.    Remuneration of key management personnel

          The remuneration of the key management personnel, which comprises the Company's management committee, during the years ended December 31 is as follows:

	2019 $'000	2018 $'000	2017 $'000
Fixed remuneration	5,404	6,068	5,625
Variable remuneration	254	—	3,710
Contributions to pension plans and insurance policies	350	379	215
Share-based compensation	4,882	1,777	1,738
Termination benefits	1,147	2,284	—
Other remuneration	7	23	17

Total	12,044	10,531	11,305

          During 2019, 2018 and 2017, no loans and advances have been granted to key management personnel.

27.    Financial risk management

          Ferroglobe operates in an international and cyclical industry which exposes it to a variety of financial risks such as currency risk, liquidity risk, interest rate risk, credit risk and risks relating to the price of finished goods, raw materials and power.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

27.    Financial risk management (Continued)

          The Company's management model aims to minimize the potential adverse impact of such risks upon the Company's financial performance. Risk is managed by the Company's executive management, supported by the Risk Management, Treasury and Finance functions. The risk management process includes identifying and evaluating financial risks in conjunction with the Company's operations and quantifying them by project, region and subsidiary. Management provides written policies for global risk management, as well as for specific areas such as foreign currency risk, credit risk, interest rate risk, liquidity risk, the use of hedging instruments and derivatives, and investment of surplus liquidity.

          The financial risks to which the Company is exposed in carrying out its business activities are as follows:

a)      Market risk

          Market risk is the risk that the Company's future cash flows or the fair value of its financial instruments will fluctuate because of changes in market prices. The primary market risks to which the Company is exposed comprise foreign currency risk, interest rate risk and risks related to prices of finished goods, raw materials and power.

Foreign currency risk

          Ferroglobe generates sales revenue and incurs operating costs in various currencies. The prices of finished goods are to a large extent determined in international markets, primarily in US dollars and Euros. Foreign currency risk is partly mitigated by the generation of sales revenue, the purchase of raw materials and other operating costs being denominated in the same currencies. Although it has done so on occasions in the past, and may decide to do so in the future, the Company does not generally enter into foreign currency derivatives in relation to its operating cash flows. At December 31, 2019, and December 31, 2018, the Company was not party to any foreign currency forward contracts.

          In February 2017, the Company completed a restructuring of its finances which included the issue of $350,000 thousand of senior unsecured Notes due 2022 (see Note 18) and the repayment of certain existing indebtedness denominated in a number of currencies across its subsidiaries. The Company is exposed to foreign exchange risk as the interest and principal of the Notes is payable in US dollars, whereas its operations principally generate a combination of US dollar and Euro cash flows. Following approval by the Board, the Company entered into a cross currency interest rate swap to exchange 55% of the principal and interest payments in US dollars for principal and interest payments in Euros (see Note 19). The Company has designated a proportion of the cross currency swap as a cash flow hedge (see Note 19), with the remainder accounted for at fair value through profit or loss.

Interest rate risk

          Ferroglobe is exposed to interest rate risk in respect of its financial liabilities that bear interest at floating rates. These primarily comprise credit facilities (see Note 16).

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

27.    Financial risk management (Continued)

          During the year ended December 31, 2019 and 2018, the Company did not enter into any interest rate derivatives in relation to its interest bearing credit facilities. At December 31, 2019, the Company had drawn down $62,835 thousand under its credit facilities (2018: $135,919).

b)      Credit risk

          Credit risk refers to the risk that a customer or counterparty will default on its contractual obligations resulting in financial loss. The Company's main credit risk exposure related to financial assets is set out in Note 10 and includes trade receivables, other receivables and other financial assets.

          Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas. The Company has established policies, procedures and controls relating to customer credit risk management. Ongoing credit evaluation is performed on the financial condition of accounts receivable and, where appropriate, the Company insures its trade receivables with reputable credit insurance companies.

          Since August 2017, the Company has operated an accounts receivable securitization program (see Note 10).

c)      Liquidity risk

          The purpose of the Company's liquidity and financing policy is to ensure that the Company keeps sufficient funds available to meet its financial obligations as they fall due. The Company's main sources of financing are as follows:

  •
  $350,000 thousand aggregate principal amount of 9.375% senior unsecured notes due March 1, 2022 (the "Notes"). The proceeds from the Notes, issued by Ferroglobe and Globe (together, the "Issuers") on February 15, 2017, were primarily used to repay certain existing indebtedness of the Parent Company and its subsidiaries. Interest is payable semi-annually on March 1 and September 1 of each year. If Ferroglobe experiences a change of control, the Company is required to offer to redeem the Notes at 101% of their principal amount (further information below).

  •
  $150,000 thousand Accounts Receivables Securitization Program. Trade receivables held by the Company's subsidiaries in Spain and France are sold to a special purpose "designated activity company" domiciled and incorporated in Ireland (the "SPE"). Eligible receivables are sold to the SPE on an on-going basis at an agreed upon purchase price of approximately 98% (2018: 99%) of their invoiced amount. The program has a two-year term until December 10, 2021. In respect of trade receivables outstanding at December 31, 2019 the SPE had provided upfront cash consideration of approximately $58,339 thousand (2018: $227,360 thousand).

  •
  $100,000 thousand North-American asset-based, revolving credit facility. Loans under the ABL Revolver may be borrowed, repaid and reborrowed at any time until the facility's expiration date. The legal final maturity date of the ABL Revolver is October 11, 2024. The

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

27.    Financial risk management (Continued)

    terms of the facility provide a spring forward provision which requires the ABL Revolver to be repaid on the date which is three months prior to the maturity date of the senior unsecured Notes (March 1, 2022), which would currently imply a facility repayment date of December 1, 2021. At December 31, 2019 $58,049 thousand was utilized.

          The Indenture governing the Notes includes change of control provisions that would require the Company to offer to redeem the outstanding Notes at a purchase price in cash equal to 101% of the principal amount of the Notes, plus any accrued and unpaid interest in the event of a change of control. A change in control is defined in the indenture as the occurrence of any of the following:

  •
  If the Company becomes aware, that any person or group, other than one of the Permitted Holders (which is defined as Grupo Villar Mir (GVM), Alan Kestenbaum or members of senior management) or affiliates of those Permitted Holders, directly or indirectly controls 35% or more of the Company's voting stock and the aggregate voting stock of the Permitted Holders is the same or a lesser percentage;

  •
  If the Company sells or otherwise disposes of all or substantially all of its assets;

  •
  If the Company ceases to hold directly or indirectly 100% of the capital stock of Globe; or

  •
  If the shareholders or the Company or the U.S. subsidiary approve the liquidation or dissolution of either the Company or Globe.

          GVM currently owns approximately 54% of the Company's voting stock, and a significant majority of GVM's shares in the Company are pledged as collateral for GVM's obligations to certain of its lenders. A change of control may occur if a person other than a Permitted Holder were to acquire 35% or more of the Company's outstanding shares at a time when the Permitted Holders held an equal or lesser percentage. While GVM maintains its current shareholding, a change of control cannot occur. Based on the provisions cited above, a change of control as defined in the Indenture is unlikely to occur but the matter it is beyond the Company's control. If a change of control were to occur, the company may not have sufficient financial resources available to satisfy all of its obligations.

          Management has evaluated the potential impact from the coronavirus outbreak on the Company results of operations and liquidity finding difficult to develop a reliable estimate of the potential impact on the results of operations and cash flow at this time, but the downside scenario analysis supports an expectation that the Company will have cash headroom to continue to operate throughout the following twelve months (see Note 3).

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

27.    Financial risk management (Continued)

Quantitative information

i)
Interest rate risk:

          At December 31, the Company's interest-bearing financial liabilities were as follows:

	2019
	Fixed rate $'000	Floating rate $'000	Total $'000
Bank borrowings	—	158,999	158,999
Obligations under lease agreements	—	25,872	25,872
Debt instruments	354,951	—	354,951
Other financial liabilities(*)	56,939	—	56,939

	411,890	184,871	596,761

(*)
Other financial liabilities comprise loans from government agencies and exclude derivative financial instruments (see Note 19).

	2018
	Fixed rate $'000	Floating rate $'000	Total $'000
Bank borrowings	—	141,012	141,012
Obligations under finance leases	—	66,471	66,471
Debt instruments	352,594	—	352,594
Other financial liabilities(*)	61,849	—	61,849

	414,443	207,483	621,926

(*)
Other financial liabilities comprise loans from government agencies and exclude derivative financial instruments (see Note 19).

          In respect of the above financial liabilities, at December 31, 2019, the Company had no floating to fixed interest rate swaps in place covering its exposure to floating interest rates (2018: 31%).

Analysis of sensitivity to interest rates

          At December 31, 2019, an increase of 1% in interest rates would have given rise to additional borrowing costs of $2,232 thousand (2018: $1,425 thousand).

ii)
Foreign currency risk:

Notes and cross currency swap

          The Parent Company is exposed to exchange rate fluctuations as it has a Euro functional currency and future commitments to pay interest and principal in US dollars in respect of its

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

27.    Financial risk management (Continued)

outstanding debt instruments of $150,000 thousand (see Note 18). To manage this foreign currency risk, the Parent Company has entered into a cross currency swap and designated a portion of this as an effective cash flow hedge of the future interest and principal amounts due on its debt instruments. As discussed in Note 19, the notional amount of the cross currency swap exceeds the principal amount of the Parent Company's debt instruments by $42,500 thousand and therefore a portion of the cross currency swap is not designated as a hedge and is accounted for at fair value through profit or loss. The Company has performed a sensitivity analysis that indicates that if the Euro was to strengthen (weaken) against the US Dollar by 10% it would record a loss (gain) of $4,724 thousand in respect of the portion of the cross currency swap accounted for at fair value through profit or loss (2018: $4,615 thousand).

          In March, 2020, the Company closed out the cross currency swap (see note 30).

Foreign currency swaps in relation to trade receivables and trade payables

          At December 31, 2019 and 2018, the Company has no foreign currency swaps in place in respect of foreign currency accounts receivable and accounts payable.

iii)
Liquidity risk:

          The table below summarizes the maturity profile of the Company's financial liabilities at December 31, 2019, based on contractual undiscounted payments. The table includes both interest and principal cash flows. The cash flows for debt instruments assume that principal of the Notes is repaid at maturity in March 2022 (see Note 18).

	2019
	Less than 1 year $'000	Between 1-2 years $'000	Between 2-5 years $'000	After 5 years $'000	Total $'000
Bank borrowings	23,743	163,154	—	—	186,897
Leases	10,161	7,356	10,213	911	28,641
Debt instruments	32,813	32,813	366,406	—	432,032
Financial loans from government agencies	27,311	10,527	15,992	9,513	63,343
Derivative financial instruments	2,049	2,049	(4,911)	—	(813)
Payables to related parties	4,830	—	—	—	4,830
Payable to non-current asset suppliers	7,283	182	—	—	7,465
Contingent consideration	1,626	5,006	18,170	8,916	33,718
Trade and other payables	189,229	—	—	—	189,229

	299,045	221,087	405,870	19,340	945,342

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

27.    Financial risk management (Continued)

	2018
	Less than 1 year $'000	Between 1 - 2 years $'000	Between 2 - 5 years $'000	After 5 years $'000	Total $'000
Bank borrowings	8,191	—	132,821	—	141,012
Finance leases	12,999	13,817	39,655	—	66,471
Debt instruments	32,813	32,813	399,219	—	464,845
Financial loans from government agencies	58,758	6,996	1,822	507	68,083
Derivative financial instruments	(491)	(939)	7,559	—	6,129
Payables to related parties	11,128	—	—	—	11,128
Payable to non-current asset suppliers	11,648	99	—	—	11,747
Contingent consideration	3,103	6,193	18,530	12,758	40,584
Trade and other payables	256,823	—	—	—	256,823

	394,972	58,979	599,606	13,265	1,066,822

          The amounts disclosed in the table above for derivative financial instruments are the net undiscounted cash flows. The following table shows the gross inflows and outflows and the corresponding reconciliation of those amounts to the net carrying value of the derivatives.

	2019
	Less than 1 year $'000	Between 1-2 years $'000	Between 2-5 years $'000	After 5 years $'000	Total $'000
Inflows	18,047	18,047	201,523	—	237,617
Outflows	(15,998)	(15,998)	(206,434)	—	(238,430)

Net cash flow	2,049	2,049	(4,911)	—	(813)

Discounted at the applicable interbank rates	1,859	1,437	(12,896)	—	(9,600)

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

27.    Financial risk management (Continued)

	2018
	Less than 1 year $'000	Between 1-2 years $'000	Between 2-5 years $'000	After 5 years $'000	Total $'000
Inflows	18,047	18,047	219,570	—	255,664
Outflows	(17,556)	(17,108)	(227,129)	—	(261,793)

Net cash flow	491	939	(7,559)	—	(6,129)

Discounted at the applicable interbank rates	82	52	(23,597)	—	(23,463)

Changes in liabilities arising from financing activities

          The changes in liabilities arising from financing activities during the year ended December 31, 2019 and 2018 were as follows:

	January 1, 2019 $'000	Changes from financing cash flows $'000	Effect of changes in foreign exchange rates $'000	Changes in fair values $'000	Change in scope of consolidation $'000	Other changes $'000	December 31, 2019 $'000
Bank borrowings	141,012	(98,989)	(1,485)	—	112,226	6,235	158,999
Obligations under finance leases	66,471	(55,352)	(1,895)	—	—	16,648	25,872
Debt instruments	352,594	—	—	—	—	2,357	354,951
Financial loans from government agencies (Note 19)	61,849	—	(1,147)	—	—	(3,763)	56,939
Derivative financial instruments (Note 19)	23,463	—	(532)	(12,770)	—	(561)	9,600

Total liabilities from financing activities	645,389	(154,341)	(5,059)	(12,770)	112,226	20,916	606,361
Dividends paid		—
Proceeds from stock option exercises		—
Other amounts paid due to financing activities		(26,631)
Payments to acquire or redeem own shares		—

Net cash (used) by financing activities		(180,972)

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

27.    Financial risk management (Continued)

	January 1, 2018 $'000	Changes from financing cash flows $'000	Effect of changes in foreign exchange rates $'000	Changes in fair values $'000	Change in scope of consolidation $'000	Other changes $'000	December 31, 2018 $'000
Bank borrowings	1,003	140,781	(772)	—	—	—	141,012
Obligations under finance leases	82,633	(12,948)	(3,214)	—	—	—	66,471
Debt instruments	350,270	—	—	—	—	2,324	352,594
Financial loans from government agencies (Note 19)	99,391	(33,096)	(4,446)	—	—	—	61,849
Derivative financial instruments (Note 19)	38,040	—	(1,677)	(12,841)	—	(59)	23,463

Total liabilities from financing activities	571,337	94,737	(10,109)	(12,841)	—	2,265	645,389
Dividends paid		(20,642)
Proceeds from stock option exercises		240
Other amounts paid due to financing activities		(932)
Payments to acquire or redeem own shares		(20,100)

Net cash provided by financing activities		53,303

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

28.    Fair value measurement

Fair value of assets and liabilities that are measured at fair value on a recurring basis

          The following table provides the fair value measurement hierarchy of the Company's assets and liabilities that are carried at fair value in the statement of financial position:

	December 31, 2019
	Total $'000	Quoted prices in active markets (Level 1) $'000	Significant observable inputs (Level 2) $'000	Significant unobservable inputs (Level 3) $'000
Other financial assets (Note 10):
Listed equity securities	5,544	5,544	—	—
Other financial liabilities (Note 19):
Derivative financial instruments — cross currency swap	(9,600)	—	(9,600)	—
Derivative financial instruments — interest rate swaps	—	—	—	—
Other liabilities (Note 21)
Contingent consideration in a business combinations	(21,965)	—	—	(21,965)

	December 31, 2018
	Total $'000	Quoted prices in active markets (Level 1) $'000	Significant observable inputs (Level 2) $'000	Significant unobservable inputs (Level 3) $'000
Other assets (Note 12):
Biological assets	7,790	—	—	7,790
Other financial assets (Note 10):
Debt investments	67,079	—	—	67,079
Listed equity securities	2,523	2,523	—	—
Other financial liabilities (Note 19):
Derivative financial instruments — cross currency swap	(20,384)	—	(20,384)	—
Derivative financial instruments — interest rate swaps	(3,079)	—	(3,079)	—
Other liabilities (Note 21)
Contingent consideration in a business combinations	(26,222)	—	—	(26,222)

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

28.    Fair value measurement (Continued)

Cross currency swap

          The cross currency swap is valued using a discounted cash flow technique. The valuation model incorporates foreign exchange spot and forward rates, yield curves of the respective currencies, currency basis spreads between the respective currencies and forward interest rates. The valuation also incorporates a credit risk adjustment, calculated based on credit spreads derived from current credit default swap prices (see Note 19).

          The fair value of the swap at December 31, 2019 was a liability of $9,600 thousand, which is categorized as a level 2 measurement in the fair value hierarchy as it is based on valuation techniques for which the inputs are directly or indirectly observable. The fair value is calculated as the present value of the estimated future cash flows and is subject to a credit risk adjustment that reflect the credit risk of the Company; this is calculated based on credit spreads derived from current credit default swap prices.

          In March, 2020, the Company closed out the cross currency swap resulting in the receipt of cash proceeds of $3,608 thousand

Interest rate swaps

          Interest rate swaps are valued using a discounted cash flow technique. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

Biological assets

          Biological assets comprise timber farms in South Africa, which are a source of raw materials used for the production of silicon metal. The timber farms plantations are measured at fair value less the incremental costs to be incurred until the related products are at the point of sale. The changes in the fair value of this asset are recognized in the income statement in the line "net gain (loss) due to changes in the value of assets" (see Note 25.5).

          During the year ended December 31, 2019, the Company divested of certain timber farm plantations and associated property, plant and equipment, which resulted in proceeds of $8,668 thousand.

          The fair value of the remaining timber farm plantations at December 31, 2019 is based on indicative offers received. In the prior year, the fair value of the biological assets was based on a valuation model for which the key assumptions were as follows:

  •
  the arm's length price (market price) used by the market for wood of varying ages;

  •
  the wood pulp industry Mean Annual Increment (MAI) index of 15 for gum and 10.5 for pine is used to determine the annual growth rate of the plantations; and

  •
  the density index used to convert cubic meters of wood to metric tons is 0.94 for pine and 1 for wood pulp.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

28.    Fair value measurement (Continued)

          The changes in fair value of biological assets classified at level 3 in the hierarchy were as follows:

Level 3 $'000
January 1, 2018	27,279

Loss recognised in profit or loss (Note 25.5)	(7,615)
Disposal of biological assets	(12,168)
Translation differences	294

December 31, 2018	7,790

Loss recognised in profit or loss (Note 25.5)	(530)
Disposal of biological assets	(7,365)
Translation differences	105

December 31, 2019	—

29.    Non-current assets held for sale and discontinued operations

Discontinued operations

          On June 2, 2019 the Company entered into an agreement with Kehlen Industries Management, S.L., a wholly-owned subsidiary of TSSP Adjacent Opportunities Partners, L.P., for the sale of the entire share capital of FerroAtlántica, S.A.U ("FAU"), the owner and operator of the Group's hydro-electric assets in Galicia (the "Spanish Hydroelectric Business") and its smelting facility at Cee-Dumbria. The Spanish Hydroelectric Business was classified as disposal group held for sale in the second quarter of 2019 and has been accounted for as a discontinued operation. Prior to completion of the sale, all other assets of FAU unrelated to the Spanish Hydroelectric Business and the Cee-Dumbria smelting facility were transferred to other Group entities.

          Following the satisfaction of conditions precedent, the sale of FAU completed on August 30, 2019, resulting in gross cash proceeds of $177,627 thousand and a profit on disposal of $85,102 thousand. Under the terms of the transaction, the Group will become exclusive off-taker of finished products produced at the smelting plant at Cee-Dumbria and supplier of key raw materials to that facility pursuant to a tolling agreement expiring in 2060.

Analysis of the result for the period from the discontinued operations

          The results of the discontinued operations included in the (loss) profit after taxes from discontinued operations are set out below. The comparative results of the Spanish Hydroelectric Business at December 31, 2019, 2018 and 2017 have been represented them as profit (loss) from discontinued operations.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

29.    Non-current assets held for sale and discontinued operations (Continued)

          The profit and loss statement from discontinued operations is as follows:

	2019 $'000	2018 $'000	2017 $'000
Sales	13,164	32,035	9,417
Cost of sales	(271)	(677)	(120)
Other operating income	365	193	99
Staff costs	(1,450)	(2,201)	(1,928)
Other operating expense	(1,995)	(6,370)	(5,527)
Depreciation and amortization charges, operating allowances and write-downs	(2,830)	(5,300)	(4,128)
Impairment losses	—	—	684
Gain on sale of discontinued operation	85,102	—	—

Operating Profit (loss)	92,085	17,680	(1,503)
Net finance expense	(6,433)	(4,440)	(4,143)

(Loss) Profit before taxes from discontinued operations	85,652	13,240	(5,646)
Income tax expense	(1,015)	(3,776)	596

(Loss) Profit after taxes from discontinued operations	84,637	9,464	(5,050)

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

29.    Non-current assets held for sale and discontinued operations (Continued)

          Basic (loss) earnings per ordinary share are calculated by dividing the consolidated (loss) earnings for the year attributable to the Discontinued Operations by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year, if any. Dilutive earnings (loss) per share assumes the exercise of stock options, provided that the effect is dilutive. The Earnings per share is showed as follows:

	2019	2018	2017
Basic earnings (loss) per ordinary share computation
Numerator:
Profit (loss) attributable to Discontinued Operations ($'000)	84,637	9,464	(5,050)
Denominator:
Weighted average basic shares outstanding	169,152,905	171,406,272	171,949,128

Basic earnings (loss) per ordinary share ($)	0.50	0.05	(0.02)

Diluted earnings (loss) per ordinary share computation
Numerator:
Profit (loss) attributable to Discontinued Operations ($'000)	84,637	9,464	(5,050)
Denominator:
Weighted average basic shares outstanding	169,152,905	171,406,272	171,949,128
Effect of dilutive securities	—	123,340	—

Weighted average dilutive shares outstanding	169,152,905	171,529,612	171,949,128

Diluted earnings (loss) per ordinary share ($)	0.50	0.05	(0.02)

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

29.    Non-current assets held for sale and discontinued operations (Continued)

          The statement of cash flows from discontinued operations is showed as follows:

	2019 $'000	2018 $'000
Cash flows from operating activities:
Profit for the period	84,637	9,464
Adjustments to reconcile net (loss) profit to net cash provided by operating activities:
Income tax expense	1,015	3,776
Depreciation and amortization charges, operating allowances and write-downs	2,830	5,300
Net Finance expense	6,433	4,440
Gains on disposals of non-current and financial assets	(85,102)	—
Changes in working capital
Decrease / (increase) in accounts receivable	(10,341)	3,280
Decrease / (increase) in inventories	2	3
Increase / (Decrease) in accounts payable	89	(1,826)
Other changes in operating assets and liabilities
Other, net	69,243	(5,218)
Income tax paid	—	—
Interest paid	(2,307)	(962)

Total cash flow from operating activities	66,499	18,257

Cash flows from investing activities:
Payments due to investments:
Property, plant and equipment	(126)	(6,135)
Disposals:
Disposal of business, net of cash	—	—

Total cash flow from investing activities	(126)	(6,135)

Cash flows from financing activities:
Other financing activities	(66,457)	(12,355)

Total cash flow from financing activities	(66,457)	(12,355)

Increase/(Decrease) in cash	(84)	(233)

Cash at beginning of period	108	341

Cash at end of period	24	108

30.    Events after the reporting period

New receivables funding agreement

          On February 6, 2020, the Company entered into an amended and restated accounts receivables securitization program (the "Amended Program") where trade receivables held by

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

30.    Events after the reporting period (Continued)

certain of the Company's subsidiaries in Spain and France (the "Originators") are financed, either directly or indirectly (through a French fonds commun de titrisation named "FCT Ferro" (the "FCT")), by a special purpose "designated activity company" domiciled and incorporated in Ireland (the "SPE"). The constitution of the FCT into the Amended Program allowed for the sale of certain EUR denominated receivables that were not eligible under the previous structure and increased the available funding from the SPE to the Originators.

          Subsequent to entering into the Amended Program, the Company has repaid $34,500 thousand of senior loans in order to optimise the level of borrowings of the SPE with the level of receivables in the securitization. There has been no change to the senior lender's maximum commitment of $150,000 thousand and the Company can request additional senior loans up to the maximum commitment when needed.

Impact of COVID-19 pandemic in Company's business

          In early 2020, the outbreak of coronavirus disease ("COVID-19") in China spread to other jurisdictions, including locations where the Company conducts business. As of the date of the issuance of the consolidated financial statements, the COVID-19 outbreak has not yet had a material effect on the Company's liquidity or financial position. Management continue to monitor the impact that the COVID-19 pandemic is having on the Company, the specialty chemical industry and the economies in which the Company operates. Given the speed and frequency of continuously evolving developments with respect to this pandemic and the uncertainties this may bring for the Company and the demand for its products it is difficult to forecast the level of trading activities and hence cash flow in the next twelve months. Management have developed an impact assessment to stress test and assess potential responses to a downside scenario. The assessment involves application of key assumptions around market demand and prices, including the extent of the decrease that might be experienced in summer 2020 and the subsequent timing and level of recovery. Additionally, judgment is required around the level and extent of mitigating actions such as reductions in operating costs and capital expenditure. Developing a reliable estimate of the potential impact on the results of operations and cash flow at this time is difficult as markets and industries react to the pandemic and the measures implemented in response to it, but the downside scenario analysis supports an expectation that the Company will have cash headroom to continue to operate throughout the following twelve months. The key assumption underlying this assessment is a recovery in forecast trading activity in the latter part of 2020.
Cancellation of Cross-currency swap

          In March, 2020, the Company closed out the cross currency swap (see Note 28) resulting in the receipt of cash proceeds of $3,608 thousand.

PARENT COMPANY BALANCE SHEET

AS OF DECEMBER 31, 2019 AND 2018

Thousands of U.S. Dollars

	Notes	2019 $'000	2018 $'000

ASSETS
Non-current assets
Investment in subsidiaries	3	610,534	1,068,283
Property, plant and equipment	10	2	—
Trade and other receivables	4	207,576	265,801

Total non-current assets		818,112	1,334,084
Current assets
Trade and other receivables	4	88,396	98,201
Other current assets		708	376
Cash and cash equivalents		1,199	2,013

Total current assets		90,303	100,590

Total assets		908,415	1,434,674

EQUITY AND LIABILITIES
Equity
Share capital		1,784	1,784
Other reserves		(282,025)	(286,906)
Translation differences		39,236	59,023
Valuation adjustments		(3,417)	(8,567)
Retained earnings		793,729	1,274,853

Total equity	7	549,307	1,040,187
Net current (liabilities) assets		(111,318)	5,733
Total assets less current liabilities		706,794	1,339,817
Non-current liabilities
Debt instruments	8	147,435	146,425
Bank borrowings	6	—	132,821
Lease liabilities	11	452	—
Other financial liabilities	9	9,600	20,384

Total non-current liabilities		157,487	299,630
Current liabilities
Debt instruments	8	4,687	4,687
Bank borrowings	6	—	493
Lease liabilities	11	800	—
Trade and other payables	5	190,856	88,924
Other current liabilities		5,278	753

Total current liabilities		201,621	94,857

Total equity and liabilities		908,415	1,434,674

Notes 1 to 12 are an integral part of these financial statements.

          The Company reported a loss for the financial year ended December 31, 2019 of $481,124 thousand (2018: loss of $21,611 thousand).

          The financial statements of Ferroglobe PLC with registration number 9425113 were approved by the Board and authorized for issue on June 5, 2020.

Signed on behalf of the Board.

Dr. Marco Levi
Director

PARENT COMPANY STATEMENT OF CHANGES IN EQUITY FOR 2019 AND 2018

Thousands of U.S. Dollars

	Equity attributable to equity holders of the Company

	Share capital $'000	Other reserves $'000	Translation differences $'000	Valuation adjustments $'000	Retained earnings $'000	Total $'000

Balance at December 31, 2017	1,796	(277,332)	109,630	(10,596)	1,325,262	1,148,760
Comprehensive (loss) income for the year	—	—	(50,607)	2,029	(21,611)	(70,189)
Issue of share capital	—	240	—	—	—	240
Cash settlement of equity awards	—	(680)	—	—	—	(680)
Share-based compensation	—	2,798	—	—	—	2,798
Dividends paid	—	—	—	—	(20,642)	(20,642)
Own shares acquired	(12)	(11,932)	—	—	(8,156)	(20,100)

Balance at December 31, 2018	1,784	(286,906)	59,023	(8,567)	1,274,853	1,040,187
Comprehensive (loss) income for the year	—	—	(19,787)	5,150	(481,124)	(495,761)
Share-based compensation	—	4,881	—	—	—	4,881

Balance at December 31, 2019	1,784	(282,025)	39,236	(3,417)	793,729	549,307

1. Significant accounting policies

          The separate financial statements of the Company are presented as required by the Companies Act 2006. The Company meets the definition of a qualifying entity under FRS 100 (Financial Reporting Standard 100) issued by the Financial Reporting Council (the "FRC"). In the year ended December 31, 2019 the Company has continued to adopt FRS 101 as issued by the FRC. Accordingly, the financial statements have therefore been prepared in accordance with FRS 101 (Financial Reporting Standard 101) Reduced Disclosure Framework as issued by the FRC incorporating the Amendments to FRS 101 issued by the FRC in July 2015 and July 2016.

          As permitted by FRS 101, the Company has taken advantage of the disclosure exemptions available under that standard in relation to share-based payment, financial instruments, capital management, presentation of comparative information in respect of certain assets, presentation of a cash flow statement, certain related party transactions and the requirements of paragraphs 30 and 31 of IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors' in relation to standards not yet effective. Where required, equivalent disclosures are given in the consolidated financial statements

          The financial statements have been prepared on the historical cost basis except for the remeasurement of certain financial instruments to fair value. The principal accounting policies adopted are the same as those set out in Notes 3 and 4 to the consolidated financial statements except as noted below.

Investment in subsidiaries and impairment

          Investments in subsidiaries are stated at cost less, where appropriate, provisions for impairment. At each balance sheet date, the Company reviews the carrying amount of its investments to determine whether there is any indication that those assets have suffered an impairment loss if any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

          Recoverable amount is the higher of the fair value less costs to sell and the value in use. In assessing value in use, the estimated future cash flows are discounted to the present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

          Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years a reversal of an impairment loss is recognized immediately in profit or loss.

Impact of new International Financial Reporting Standards

          The Company adopted IFRS 16 'Leases' with effect from January 1, 2019. There are no other new or amended standards or interpretations adopted during the year that have a significant impact on the financial statements.

1. Significant accounting policies (Continued)

IFRS 16 'Leases'

          IFRS 16 Leases replaces the existing standard on accounting for leases, IAS 17, and the related interpretations. The Company applied the standard from its mandatory adoption date of January 1, 2019 and transitioned to the standard in accordance with the modified retrospective approach; the prior year figures were not adjusted. The Company elected the practical expedient in paragraph IFRS 16:C3 that permits an entity not to reassess whether a contract is, or contains, a lease at the date of initial application. See Note 10, Property, plant and equipment and Note 11, Leases for the impact of the adoption of IFRS 16 Leases on the components of the financial statements.

1.1    Critical accounting judgements and key sources of estimation uncertainty

          In the application of the Company's accounting policies, the directors are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

          The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgements in applying the Company's accounting policies

          The following are the critical judgements, apart from those involving estimations (which are dealt with separately below), that the directors have made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in financial statements.

Impairment of assets

          The Company reviews the carrying value of assets on a periodic basis, and whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable.

          Such circumstances or events could include: a pattern of losses involving the asset; a decline in the market value for the asset; and an adverse change in the business or market in which the asset is involved. Determining whether an impairment has occurred typically requires various estimates and assumptions, including determining which cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, their amount and the asset's residual value, if any. Estimates of future cash flows and the selection of appropriate discount rates relating to particular assets or groups of assets involve the exercise of a significant amount of judgement.

          Cash flow projections are based on the Company's five year internal forecasts, the results of which are reviewed by the Board. Estimates of selling prices and direct costs are based on past experience, expectations of future changes in the market and historic trends.

1. Significant accounting policies (Continued)

Key sources of estimation of uncertainty

          The key assumptions concerning the future, and other key sources of estimating uncertainty at the reporting period that may have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year, are discussed below.

Allowances against the carrying value of investment in subsidiaries

          Investments in subsidiaries and associates are stated at cost less, where appropriate, provisions for impairment. The recoverable amounts of individual investments in subsidiaries are determined from value in use calculations with a discounted cash flow model being used to calculate this amount. The key assumptions for the value in use calculation are those regarding the discount rate, growth rate, and cash flows.

          Cash flow projections are based on the Company's five year internal forecasts, the results of which are reviewed by the Board. Estimates of selling prices and direct costs are based on past experience, expectations of future changes in the market and historic trends. Sensitivities are disclosed in Note 7 of the Consolidated Financial Statements.

2. Profit (loss) for the year

          As permitted by s408 of the Companies Act 2006 the Company has elected not to present its own profit and loss account or statement of other comprehensive income for the year. The profit (loss) attributable to the Company is disclosed directly beneath the Company's balance sheet.

          The auditor's remuneration for audit and other services is disclosed in note 25.7 to the consolidated financial statements.

3. Investment in subsidiaries

          The Company's investments at the balance sheet date in the share capital of its subsidiaries include the following:

Company	Country	Ownership	Currency	Purpose

Grupo FerroAtlántica, S.A.U.	Spain	100%	EUR	Electrometallurgy
Globe Specialty Metals, Inc.	United States of America	100%	USD	Electrometallurgy

          Investments in subsidiaries are stated at cost less provision for impairments and the Directors believe that the carrying value of the investments is supported by their underlying net assets or expected cash generation.

3. Investment in subsidiaries (Continued)

          The change in carrying value of investments is as follows:

	2019 $'000	2018 $'000

Cost:
At January 1	1,068,283	1,118,945
Translation differences	(20,153)	(50,662)

At December 31	1,048,130	1,068,283

Provision for impairment:
At January 1	—	—
Impairment	437,596	—

At December 31	437,596	—

Net book value:

At December 31	610,534	1,068,283

          During the year ended December 31, 2019, the Company recognized an impairment charge of $437,596 thousand related to the partial impairment of its investment in Globe Specialty Metals, Inc., resulting from a decline in future estimated sales prices and a decrease in the estimated long-term growth rate which caused the Company to revise its expected future cash flows from its North American business operations.

          The following are the principal subsidiaries of the Company:

Name	Country of incorporation	Nature of the business

Grupo FerroAtlántica, S.A.U.	Spain(1)	Electrometallurgy
FerroPem, S.A.S.	France(2)	Electrometallurgy
Silicon Smelters (Pty.), Ltd.	South Africa(3)	Electrometallurgy
Globe Specialty Metals, Inc	United States of America(4)	Electrometallurgy
Globe Metallurgical, Inc.	United States of America(4)	Electrometallurgy
WVA Manufacturing, LLC	United States of America(5)	Electrometallurgy
Quebec Silicon LP	Canada(6)	Electrometallurgy
Globe Metales, S.A.	Argentina(7)	Electrometallurgy
Ferroglobe Mangan Norge AS	Norway(8)	Electrometallurgy
Ferroglobe Manganese France SAS	France(9)	Electrometallurgy
FerroAtlántica del Cinca, S.L.	Spain(1)	Electrometallurgy
FerroAtlántica de Boo, S.L.U.	Spain(1)	Electrometallurgy
FerroAtlántica de Sabón, S.L.U.	Spain(1)	Electrometallurgy
Ferrous Receivables DAC	Ireland(10)	Receivables Securitization

Registered Offices:

  1
  Pº Castellana, Nº 259-D Planta 49ª, 28046, Madrid, Spain

  2
  517, Av. de la Boisse., Chambery, France

  3
  Beyersnek Road Po Box 657, Polokwane, 0700 ZA, South Africa

  4
  1595 Sparling Road, Waterford OH 45786, United States

  5
  Route 60 East, Alloy WV 25002, United States

3. Investment in subsidiaries (Continued)

  6
  6500 Rue Yvon-Trudeau, Becancour Québec G9H 2V8, Canada

  7
  Pico 1641 — Floor 8th — Rooms A and C, Buenos Aires, Argentina

  8
  Mo Industripark, 8624 Mo-i-Rana, Norway

  9
  Route De L'Ecluse , de Mardyck, 59792, Grande Synthe, France

  10
  32 Molesworth Street, Dublin 2, Ireland

          Further information about subsidiaries, including disclosures about non-controlling interests, is provided in Note 2 to the consolidated financial statements.

4. Trade and other receivables

	2019			2018
	Non-current $'000	Current $'000	Total $'000	Non-current $'000	Current $'000	Total $'000
Amounts receivable from subsidiaries	207,576	87,781	295,357	265,801	97,842	363,643
VAT recoverable	—	615	615	—	344	344
Other receivables	—	—	—	—	15	15

Total	207,576	88,396	295,972	265,801	98,201	364,002

          Current amounts due from subsidiaries are repayable on demand and are non interest bearing.

          Non-current amounts receivable from related parties comprise loans receivable from subsidiaries. The loans bear interest at a rate of 6 month EURIBOR + 3.41% per annum and mature on March 1, 2022.

5. Trade and other payables

	2019 $'000	2018 $'000

Amounts payable to related parties	187,009	84,479
Trade payables	3,847	4,445

Total	190,856	88,924

          Amounts payable to related parties comprise $186,968 thousand payable to subsidiaries (2018: $84,434 thousand) and $41 thousand payable to entities under common control (2018: $45 thousand). Amounts payable to subsidiaries include variable rate interest bearing loans of $186,968 thousand (2018: $53,985 thousand).

          The Company guarantees the debts and liabilities of certain of its UK subsidiaries at the balance sheet date in accordance with section 479C of the Companies Act 2006. The Company has assessed the probability of loss under these guarantees as remote.

6. Bank borrowings

          Credit facilities comprise the following at December 31:

	2019 $'000	2018 $'000

Secured loans carried at amortised cost
Principal amount	—	135,919
Unamortised issuance costs	—	(3,098)
Accrued interest	—	493

Total	—	133,314

Amount due for settlement within 12 months	—	493
Amount due for settlement after 12 months	—	132,821

Total	—	133,314

          On February 27, 2018, Ferroglobe entered into a revolving credit facility that provided for borrowings up to an aggregate principal amount of $250,000 thousand (the "Revolving Credit Facility"). The Revolving Credit Facility was amended on February 22, 2019, which included a reduction in the size of the facility from $250,000 thousand to $200,000 thousand. The Revolving Credit Facility was amended further on September 30, 2019, which included a reduction in the size of the facility from $200,000 thousand to $150,000 thousand. In addition to loans in US dollars, multicurrency borrowings under the Revolving Credit Facility were available in Euros, Pound Sterling and any other currency approved by the administrative agent and lenders. Subject to certain exceptions, loans under the Revolving Credit Facility could be borrowed, repaid and reborrowed at any time until the facility's expiration date in February 27, 2021.

          On October 11, 2019, Ferroglobe closed a new $100,000 North-American asset-based revolving credit facility (the "ABL Revolver"), with Globe Specialty Metals, Inc., and QSIP Canada ULC, each a subsidiary of the Company, as borrowers and PNC Bank, as lender. Ferroglobe PLC was not required to provide a guarantee of this facility. The Revolving Credit Facility was repaid using the proceeds from the ABL Revolver and existing cash and cash equivalents of the Group.

7. Shareholders' funds

          The change in other reserves is as follows:

	Other reserves

	Merger reserve $'000	Share premium $'000	Share-based payment $'000	Own shares $'000	Total $'000

Balance at December 31, 2017	(280,023)	180	2,511	—	(277,332)
Issue of share capital	—	240	—	—	240
Cash settlement of equity awards	—	—	(680)	—	(680)
Share-based compensation	—	—	2,798	—	2,798
Own shares acquired	—	—	—	(11,932)	(11,932)

Balance at December 31, 2018	(280,023)	420	4,629	(11,932)	(286,906)
Share-based compensation	—	—	4,881	—	4,881

Balance at December 31, 2019	(280,023)	420	9,510	(11,932)	(282,025)

8. Debt instruments

          Debt instruments comprise the following at December 31:

	2019 $'000	2018 $'000

Unsecured notes carried at amortised cost
Principal amount	150,000	150,000
Unamortised issuance costs	(2,565)	(3,575)
Accrued coupon interest	4,687	4,687

Total	152,122	151,112

Amount due for settlement within 12 months	4,687	4,687
Amount due for settlement after 12 months	147,435	146,425

Total	152,122	151,112

          On February 15, 2017, Ferroglobe issued $150,000 thousand aggregate principal amount of 9.375% Senior Notes due March 1, 2022 (the "Notes"). Issuance costs of $5,193 thousand were incurred. Interest on the Notes is payable semi-annually on March 1 and September 1 of each year, commencing on September 1, 2017.

          At any time prior to March 1, 2019, the Company may redeem all or a portion of the Notes at a redemption price based on a "make-whole" premium. At any time on or after March 1, 2019, the Company may redeem all or a portion of the Notes at redemption prices varying based on the period during which the redemption occurs.

          The Notes are senior unsecured obligations of the Issuers and are guaranteed on a senior basis by certain subsidiaries of Ferroglobe. The Notes are listed on the Irish Global Exchange Market. The associated indenture of the Notes contains certain negative covenants. Additionally, if the Issuers experience a change of control the indenture requires the Issuers to offer to redeem the Notes at 101% of their principal amount. At December 31, 2019, Grupo VM owned 53.9% of the Company's issued and outstanding shares and has pledged them to secure its obligations to certain banks (2018: 53.9%). The Company would experience a change in control and would be required to offer redemption of bonds in accordance with the indenture if Grupo VM defaults on the underlying loan.

          The fair value of the Notes, determined by reference to the closing market price on the last trading day of the year was $93,908 thousand as at December 31, 2019 (2018: $123,438).

9. Other financial liabilities

          Other financial liabilities comprise a derivative financial liability in respect of the Company's cross currency swap, for further details, refer to Notes 19, 27 and 28 in the consolidated financial statements.

10. Property, plant and equipment

          The detail of property, plant and equipment, net of the related accumulated depreciation and impairment in 2019 and 2018 is as follows:

	Leased Land and Buildings $'000	Leased Plant and Machinery $'000	Accumulated Depreciation $'000	Impairment $'000	Total $'000

Balance at December 31, 2018	—	—	—	—	—
Adoption of IFRS 16	2,046	4	—	—	2,050
Depreciation charge for the year	—	—	(759)	—	(759)
Impairment	—	—	—	(1,223)	(1,223)
Exchange differences	(39)	—	(32)	5	(66)

Balance at December 31, 2019	2,007	4	(791)	(1,218)	2

          On January 1, 2019 the Company adopted IFRS 16 'Leases' resulting in an increase in property, plant and equipment of $2,050 thousand and an increase to lease obligations of $2,050 thousand (see Note 11).

          During 2019 the Company recognised an impairment of $1,223 thousand in relation to the lease for the London office, which is expected to close.

11. Leases

          Lease obligations comprise the following at December 31:

	2019 $'000	2018 $'000

Operating lease obligations at December 31, 2018	2,184
Minimum lease payments on finance lease liabilities at December 31, 2018	—
Gross lease liabilities at January 1, 2019	2,184
Discounting	134
Lease liabilities at January 1, 2019	2,050
Present value of finance lease liabilities at December 31, 2018	—

Additional lease liabilities as a result of the initial application of IFRS 16 as at January 1, 2019	2,050

Balance as at January, 1	—	—
Adoption of IFRS 16	2,050	—
Interest	80	—
Lease payments	(815)	—
Exchange differences	(63)	—

Balance as at December, 31	1,252	—

Analysed as:
Current	800	—
Non-current	452	—

Appendix 1 — Non-IFRS financial metrics (unaudited)

Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, Working Capital, Free Cash Flow, Net Debt, Net Debt to total assets and Net Debt to Capital are non-IFRS financial metrics that Ferroglobe utilizes to measure its success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company's current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

Adjusted EBITDA

	2019 $'000	2018 $'000

(Loss) profit attributable to the parent	(280,601)	43,661
Loss from discontinued operations	(84,637)	(9,464)
Loss attributable to non-controlling interest	(5,039)	(19,088)
Income tax (benefit) expense	(41,541)	20,459
Net finance expense	61,845	52,208
Financial derivatives gain	(2,729)	(2,838)
Exchange differences	(2,884)	14,136
Depreciation and amortization charges, operating allowances and write-downs	120,194	113,837

EBITDA	(235,392)	212,911
Impairment loss	174,464	65,300
Revaluation of biological assets	530	7,615
Contract termination costs	9,260	—
Restructuring and termination costs	5,894	—
Energy: France	9,682	—
Energy: South Africa	3,645	—
Staff costs: South Africa	327	—
Other idling costs	1,532	—
Gain on sale of hydro plant assets	822	(11,747)
Bargain purchase gain	—	(40,142)
Share-based compensation	—	(3,886)

Adjusted EBITDA	(29,236)	230,051

Adjusted EBITDA Margin

	2019 $'000	2018 $'000

Adjusted EBITDA	(29,236)	230,051
Sales	1,615,222	2,242,002

Adjusted EBITDA Margin	(1.8)%	10.3%

Appendix 1 — Non-IFRS financial metrics (unaudited) (Continued)

Adjusted Net Profit

	2019 $'000		2018 $'000

(Loss) profit attributable to the parent	(280,601)		43,661
Tax rate adjustment	90,241	(1)	9,077
Impairment loss	118,636	(2)	44,404
Revaluation of biological assets	360		5,178
Contract termination costs	6,297		—
Restructuring and termination costs	4,008		—
Energy: France	6,584		—
Energy: South Africa	2,479		—
Staff costs: South Africa	222		—
Other idling costs	1,042		—
Bargain purchase gain	—		(27,297)
Share-based compensation	—		(2,642)
Gain on sale of hydro plant assets	(55,079)	(3)	(7,988)

Adjusted (loss)/profit attributable to the parent	(105,811)		64,393

Working Capital

	2019 $'000	2018 $'000

Inventories	354,121	456,970
Trade and other receivables	309,064	155,996
Trade and other payables	(189,229)	(256,823)

Working Capital	473,956	356,143

Free Cash Flow

	2019 $'000	2018 $'000

Net cash provided by operating activities	(31,194)	73,777
Payments for property, plant and equipment	(32,445)	(106,136)

Free Cash Flow	(63,639)	(32,359)

  (1)
  Loss before tax ($411,818 thousand) multiplied by the group effective tax rate (adjusted for discontinued operations) of 32%, minus income tax benefit ($41,541 thousand).

  (2)
  Impairment of goodwill ($174,008, note 25.5) plus allowance for doubtful debts on financial assets ($457 thousand), less tax of 32%.

  (3)
  Gain on disposal of FerroAtlántica, S.A.U ($81,820), less loss on disposal of Ultracore Polska ZOO ($821 thousand, note 25.6), less tax of 32%.

Appendix 1 — Non-IFRS financial metrics (unaudited) (Continued)

Net Debt

	2019 $'000	2018 $'000

Bank borrowings	158,999	141,012
Debt instruments	354,951	352,594
Lease obligations	25,872	66,471
Other financial liabilities	66,539	85,312
Cash and cash equivalents	(94,852)	(216,647)
Non-current restricted cash and cash equivalents	(28,323)	—

Net Debt	483,186	428,742

Capital

	2019 $'000	2018 $'000

Net Debt	483,186	428,742
Equity	602,297	884,372

Capital	1,085,483	1,313,114